INFORMATION STATEMENT

                            African Development Bank

                       [SEAL OF AFRICAN DEVELOPMENT BANK]

     The African Development Bank (the "Bank" or "ADB") intends from time to time to issue debt securities (the "Securities") with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

                                   ----------

     The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time ("Offered Securities") will be set forth or referred to in a prospectus, offering circular, information memorandum, or supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

     Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission" or the "SEC"). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States.

     Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement, or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

25 August 2004

                           AVAILABILITY OF INFORMATION

     The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the "Agreement") and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank's Temporary Relocation Agency address at 15 Avenue du Ghana BP 323 - 1002 Tunis Belvedere, Tunisia, Attention: The Treasurer, telephone +216-71-1020-28 and +216-71-10-21-06, facsimile +216-71-33-06-32 and
+216-71-25-26-93. The Information Statement is also available on the Bank's website ( http://www.afdb.org ). Except as otherwise indicated specifically, the documents and information on the Bank's website are not intended to be incorporated by reference in this Information Statement.

     In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the SEC) electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

     The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, or pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

     The Bank uses a unit of account (the "Unit of Account" or "UA") as its reporting currency. The Agreement originally provided that one UA equals
0.88867088 gram of fine gold. Prior to 8 February 1978, conversion of currencies was effected at the prevailing official parity rates declared by the International Monetary Fund (the "IMF"). In response to the abandonment of official parity rates by the IMF, the Board of Directors of the Bank resolved on 8 February 1978, that the weight of gold of the UA be deemed to be the equivalent in value to one Special Drawing Right of the IMF (the "SDR") for all of the Bank's accounting purposes. On 4 May 1978, the Board of Governors decided to redefine the Unit of Account to be equivalent to one SDR. Since then, the unit of account has been valued for the purpose of the Bank's financial statements as equivalent to one SDR. The amendment to the Agreement formally incorporating this definition of the Unit of Account is now in force. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF.

     Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

     In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

                                          As of 31 December
                     ---------------------------------------------------------
                       2003      2002      2001      2000      1999      1998
                     -------   -------   -------   -------   -------   -------
Rate of 1 UA = US$   1.48597   1.35952   1.25673   1.30291   1.37095   1.40803

                                TABLE OF CONTENTS

                                                                           Pages
                                                                           -----
Information Statement                                                          1
Availability of Information                                                    2
Summary Information                                                            4
Summary of Selected Financial Data                                             7
The Bank                                                                       9
Membership of Certain Countries                                                9
Governmental Approval of Borrowings                                            9
Capitalisation                                                                10
Summary Statement of Income and Expenses                                      15
Operations of the Bank                                                        16
Risk Management Policies and Processes                                        27
Administration of the Bank                                                    32
The Agreement establishing the African Development Bank                       35
General Description of the Securities                                         36
Taxation                                                                      37
Reports of the External Auditors                                              38
Membership of France                                                          89
Membership of Federal Republic of Germany                                     90
Membership of Japan                                                           91
Membership of Switzerland                                                     92
Membership of The United Kingdom                                              93
Membership of the United States of America                                    94

                       LIST OF ABBREVIATIONS AND ACRONYMS

ADB      African Development Bank
ADF      African Development Fund
ALM      Asset and Liability Management
CCTA     Cumulative Currency Translation Adjustment
CEAS     Cumulative Exchange Adjustment on Subscriptions
DRC      Democratic Republic of Congo
EMTN     Euro Medium-Term Note
GCI-IV   Fourth General Capital Increase
GCI-V    Fifth General Capital Increase
GDIF     Global Debt Issuance Facility
HIPC     Heavily Indebted Poor Countries
IAS      International Accounting Standard
IMF      International Monetary Fund
IRWG     Interest Rate Risk Working Group
MTN      Medium-Term Note
NTF      Nigeria Trust Fund
OAU      Organization of African Unity
OECD     Organization for Economic Co-operation and Development
RMC      Regional Member Countries
SEAF     Special Emergency Assistance Fund for Drought and Famine in Africa
SDR      Special Drawing Right
SEC      Securities and Exchange Commission
SRF      Special Relief Fund
UA       Unit of Account

                               SUMMARY INFORMATION

 (All numerical data are as of 31 December 2003, except as otherwise indicated.)

General

     The Bank is a regional multilateral development institution established in 1963. The Bank's membership currently consists of 53 African states (the "regional member countries" or "RMCs") and 24 non-African states (the "non-regional member countries").

     The central goal of the Bank's activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides finance for a broad range of development projects and programmes. In addition, it: (i) provides policy-based loans and equity investments, and finances non-publicly guaranteed private sector loans; (ii) provides other technical assistance for projects and programmes that provide institutional support; (iii) promotes the investment of public and private capital; and (iv) responds to requests for assistance in co-ordinating RMC development policies and plans. National and multi-national projects and programmes that promote regional economic co-operation and integration are also given high priority.

     The Bank's capital stock is owned by its member countries. During its thirty-fourth Annual Meeting on 27- 29 May 1998, the Board of Governors adopted Resolution B/BG/98/05 authorising the Fifth General Capital Increase (GCI-V). Upon entry into force of the GCI-V Resolution in September 1999, the authorised capital of the Bank increased by 35 per cent from UA 16,200 million to UA 21,870 million with the creation of 567,000 new shares. Under the new capital structure of the Bank, the share in the Bank's overall share capital of regional member countries is 60 per cent and that of non-regional member countries, 40 per cent.

Assets

     Loan Portfolio - The Bank's principal asset is its portfolio of loans. The Bank lends to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries. It is the general policy of the Bank that each loan to an entity other than a government should carry the guarantee of the government within whose jurisdiction the financed project lies. The Bank has, however, adopted a strategy and policies for the promotion of the private sector in regional member states under which loans may be granted to eligible private sector entities without a government guarantee. Such loans are required to be secured by adequate collateral. As at 31 December 2003, loans signed, net of cancellation, amounted to UA 15.62 billion and total disbursed and outstanding loans, before accumulated provision for loan losses, were UA 5,612.24 million. Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. With effect from 1 July 1994, the Bank adopted a policy of generally placing in nonaccrual status all loans to a borrower if principal, interest or other charges on any loan to such borrower is overdue by six months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Prior to this date, the non-accrual determination period was twelve months. In addition, it is the policy of the Bank to maintain a general provision for possible loan losses based on the collectability risk of the total loan portfolio, including loans in non-accrual status. In the year ended 31 December 2003, the Bank made a net write-back to income of loan loss provision amounting to UA 21.51 million. Consequently, the accumulated provision of loan loss as at 31 December 2003 represented 8.36 per cent of disbursed and outstanding loans.

     Liquidity - In January 2000, the ADB Board of Directors approved a revised liquidity policy for the ADB. This revised liquidity policy introduces three new cash flow parameters: undisbursed equity investments, undisbursed private sector loans, and the loan equivalent of the value of outstanding guarantees, in the calculation of the minimum liquidity level. The liquidity policy was updated in November 2002. The updated policy sets the prudential minimum liquidity level, which is computed every quarter, based on the Bank's one-year probable cash flow requirement as the sum of four components: the following years' net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. It sets the operating liquidity level as the sum of the prudential minimum liquidity level plus 50 per cent of the stock of undisbursed loans. The updated policy has provided the Bank with added flexibility to efficiently manage its funding operations.

Liabilities and Capital and Reserves

     Liabilities - The Bank borrows in the world's major capital markets and has adopted a policy of diversifying its borrowings by currency, country, source and maturity to provide maximum flexibility in funding its loan portfolio. It is the policy of the Board of Directors to limit the Bank's borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. At 31 December 2003, the Bank's outstanding long and medium term borrowings amounted to UA 5,778.38 million, with senior debt totalling UA 5,054.56 million and subordinated debt totalling UA 723.82 million.

     Capital and Reserves - Of the Bank's total subscribed capital of UA 21,563.70 million, an amount of UA 2,180.94 million (10.11 per cent) was paid-up and UA 19,382.77 million (89.89 per cent) was callable. Included in the total subscribed capital is the cash payment portion relating to the Fourth General Capital Increase ("GCI-IV") amounting to UA 776.32 million and that of GCI-V amounting to UA 179.29 million. For the shares subscribed prior to GCI-IV, paid-up capital is that portion of the subscribed capital, which is to be paid by members over a prescribed period. With respect to shares comprising GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and fully paid for, including deposit of GCI-IV notes, in accordance with a specific schedule established by the Board of Governors. In accordance with the GCI-V Resolution, the paid-up portion of any subscription is that portion of shares which is issued only as and when the Bank receives actual payments in cash or in notes. The portion of paid-up capital for which the Bank has received payment including deposit of notes is referred to as paid-in capital, which amounted to UA 2,168.50 million as at 31 December 2003. Callable capital is that portion of the subscribed capital, which may only be called to meet obligations of the Bank for money borrowed or on any guarantees. At 31 December 2003, the callable capital of the Bank's 25 non-borrowing member countries (including Libya) was UA 8,532.00 million, which represented 168.80 per cent of the Bank's outstanding senior borrowings and 147.65 per cent of its total outstanding borrowings. At 31 December 2003, the callable capital of the Bank's 17 industrialised member countries that are also members of the Development Assistance Committee ("DAC") of the Organisation for Economic Co-operation and Development ("OECD") (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom and the United States) was UA 7,209.62 million, representing 142.64 per cent of its outstanding senior borrowings and 124.77 per cent of its total outstanding borrowings.

     Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital1, reserves and surplus, less the Special Reserve. (The Board of Governors decided on 29 May 2001 to discontinue the Special Reserve and to transfer the funds in the Special Reserve to the General Reserve. The amendments to the Agreement establishing the African Development Bank approved by the Board of Governors on 29 May 2001 to reflect this decision have come into effect following their ratification.) Such total amount outstanding as at 31 December 2003 was UA 8,350.76 million and such total capital, reserves (net of the Cumulative Exchange Adjustment on Subscriptions ("CEAS") and the Cumulative Currency Translation Adjustment ("CCTA")) and surplus was UA 22,933.89 million, resulting in a ratio of 0.37 to 1. The Bank had total equity (paid-up capital (net of the CEAS) and reserves) of UA 3,551.40 million, resulting in a debt to equity ratio of 1.63 to 1. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 1.58 to 1.

Profitability

     Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966. For 2003 and 2002, net income amounted to UA 117.41 million and UA 226.06 million, respectively. The net income for 2003 and 2002 includes a mark-to-market loss of UA 60.92 million and a mark-to-market gain of UA 37.21 million respectively on certain non-trading derivatives, following the adoption on 1 January 2001 of International Accounting Standard No. 39 (IAS 39), "Financial Instruments Recognition and Measurement." The Bank's general policy is to retain earnings in reserves.

----------
1 Total Unimpaired Subscribed Capital is equal to the total subscribed capital less (CEAS adjustments and capital subscription in arrears).

Accounting Standards

     The financial statements of the Bank are presented in conformity with International Accounting Standards applied on a consistent basis. The financial position of the Bank would not differ in any material respect if the financial position were to be presented in conformity with generally accepted accounting principles in the United States.

     The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

                       SUMMARY OF SELECTED FINANCIAL DATA

                                                                         Years Ended 31 December,
                                                     ---------------------------------------------------------------
                                                       2003       2002       2001       2000       1999       1998
                                                     --------   --------   --------   --------   --------   --------
                                                                   (Amount expressed in millions of UA)
Balance Sheet Related Data (end of period):
Cash, Investments(1) .............................    4,206.2    2,068.6    1,892.7    1,581.0      977.2    1,165.3
Approved loans less cancellations:
Disbursed and outstanding ........................    5,612.2    5,967.7    6,465.8    6,565.6    6,790.3    6,761.4
Undisbursed(2) ...................................    2,500.9    2,444.2    2,550.1    2,308.4    2,951.6    2,543.1
Outstanding Borrowings:*
Total ............................................    5,778.4    4,455.0    5,211.3    5,384.1    5,228.2    5,384.8
Senior ...........................................    5,054.6    3,558.8    3,770.8    3,684.5    3,343.3    3,472.8
Subordinated .....................................      723.8      896.2    1,440.5    1,699.6    1,884.9    1,912.0
Authorised Capital ...............................   21,870.0   21,870.0   21,870.0   21,870.0   21,870.0   16,200.0
Subscribed Capital and Reserves:
Paid-up capital ..................................    2,180.9    2,134.4    2,095.8    2,016.8    1,978.2    1,964.0
Callable capital .................................   19,382.8   19,375.5   19,395.2   18,531.1   14,781.3   13,927.3
Total non-borrowing members ......................    8,532.0    8,534.9    8,538.2    8,325.1    6,113.8    5,218.7
Total members of the DAC of the OECD .............    7,209.6    7,209.6    7,209.6    7,019.8    5,166.2    4,175.7
Total Reserves ...................................    1,528.2    1,464.6    1,266.3    1,113.8    1,216.8    1,116.7
Special Reserve ..................................         --         --      299.5      293.3      286.5      276.8
Cash and Investments as a percentage of:
Undisbursed portion of approved loans(3) .........      168.2%      84.6%      74.2%      68.5%      33.1%      45.8%
Outstanding borrowings ...........................       72.8%      46.4%      42.1%      34.8%      24.2%      26.8
Disbursed and Outstanding Loans
   as a percentage of:
Subscribed capital plus reserves(4)(5) ...........       24.3%      26.0%      29.5%      31.4%      39.6%      41.1%
Total Outstanding Borrowings
   as a percentage of:
Total callable capital ...........................       29.8%      23.0%      26.9%      29.1%      35.4%      38.7%
Callable capital of non-borrowing members ........       67.7%      52.2%      61.0%      64.7%      85.5%     103.2%
Callable capital of members of the DAC of
   the OECD ......................................       80.2%      61.8%      72.3%      76.7%     101.2%     129.0%
Senior Debt as a percentage of:(6)
Total callable capital ...........................       26.1%      18.4%      19.4%      19.9%      22.6%      24.9%
Callable capital of non-borrowing members ........       59.2%      41.7%      44.2%      44.3%      54.7%      66.5%
Callable capital of members of the DAC of
   the OECD ......................................       70.1%      49.4%      52.3%      52.5%      64.7%      83.2%
Total Reserves as a percentage of:
Disbursed and outstanding loans(5) ...............       27.2%      24.5%      15.0%      12.5%      10.7%      12.4%
Total outstanding borrowings .....................       26.4%      32.9%      24.3%      20.7%      19.4%      20.7%
Income Related Data: Net income ..................      117.4      226.1      207.7      116.8      123.5      112.3
Weighted average interest rate on:
Disbursed and outstanding loans for the period ...        6.3%       6.4%       6.9%       6.6%       6.9%       6.9%
Weighted Average cost of:
Debt contracted during the period ................        0.9%       2.3%       3.9%       5.4%       2.7%       3.5%
Outstanding borrowings ...........................        3.1%       5.2%       5.2%       5.6%       6.0%       6.7%
Average life of outstanding borrowings,
   end of period (years) .........................        7.7        8.7        8.4        8.3        8.0        7.8
Interest coverage ratio(7) (1.25x)(8) ............       1.81x      1.73x      1.36x      1.35x      1.37x      1.31x

----------
* In 2001, the Bank adopted a policy of netting off pre-issuance costs against borrowings (pre-issuance costs had previously been carried on the face of the balance sheet) and consequently restated the 2000 borrowing figures.

(1) Cash and investments are net of the Special Reserve. From 2002 the Special Reserve was closed and funds transferred to General Reserve.

(2)  Includes loans approved but unsigned.

(3)  Cash and investments are before deduction of the Special Reserve.

(4) Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions.

(5) Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees.

(6) It is the Bank's policy to limit its senior debt to 80 per cent of the callable capital of its non-borrowing members and to limit the total of its senior and subordinated debt to 80 per cent of the total callable capital of all its members.

(7)  Operating income plus interest expense, divided by interest expense.

(8)  Indicates the Bank's target ratio.

The above information should be read in conjunction with the notes and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

                                    THE BANK

     The Bank is a regional multilateral development institution with membership comprising 53 African states and 24 non-African states from the Americas, Asia, and Europe (the "regional members" and "nonregional members", respectively). The Bank was established in 1964 and operates under the Agreement Establishing the African Development Bank, which was signed in Khartoum, Sudan, on 4 August 1963, as amended. The Bank began operations in 1966 with 29 regional members. The Agreement was amended on 7 May 1982 to permit nonregional countries to be admitted as members. A list of the members at 31 December 2003 showing each member's voting power and the amount of its subscription to the Bank's capital stock is set forth in Note X to the Financial Statements. In conformity with the finding of the UN General Assembly, the membership of former Yugoslavia was formally suspended by the Board of Directors of the Bank (see Note G of financial statements included herein).

     The Bank's headquarters is located in Abidjan, Cote d'Ivoire. However, the Bank has since February 2003, temporarily relocated its operations from Abidjan to Tunis, Tunisia. (see page 25 of this Information Statement).

     The purpose of the Bank is to further the economic development and social progress of its regional members, individually and collectively. To this end, the Bank promotes the investment of public and private capital for development purposes and the orderly growth of foreign trade, primarily by providing loans and technical assistance from its resources for specific projects and programmes that contribute to the economic growth of the region.

     The Bank's ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. Callable capital is subject to call only as and when required by the Bank to meet obligations incurred on funds borrowed or loans guaranteed.

     In addition to its ordinary operations, the Bank administers the African Development Fund (the "ADF"), which provides loan financing on concessionary terms to RMCs which, in the opinion of the ADF, are in the greatest need for such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the "NTF") and several other special funds. The resources of these special funds are held, obligated and otherwise disposed of entirely separately from the Bank's ordinary capital resources. (See "Special Operations of the Bank".)

                         MEMBERSHIP OF CERTAIN COUNTRIES

     Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

                       GOVERNMENTAL APPROVAL OF BORROWINGS

     As required by the Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of Securities may be exchanged for the currency of any other country without restriction.

                                 CAPITALISATION

General

     The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank at 31 December 2003:

                                                                  (Expressed in
                                                                   thousands of
                                                                       Units of
                                                                        Account
                                                                          (UA))
                                                                  -------------
Outstanding Borrowings(1)
Senior Debt Payable in:
U.S. dollars                                                          2,113,962
Euro                                                                    323,935
Japanese yen                                                          1,751,271
Swiss francs                                                            163,221
Pounds sterling                                                          60,051
Other currencies                                                        724,272
                                                                    -----------
Total Senior Debt (*)                                                 5,136,712
                                                                    ===========
Subordinated Debt Payable in:
U.S. dollars                                                            477,802
Japanese yen                                                            252,247
                                                                    -----------
Total Subordinated Debt (*)                                           5,866,761
                                                                    ===========
Net unamortised premium and IAS 39 adjustments                          (88,377)
Total Borrowing                                                       5,778,384
                                                                    ===========
Capital Stock and Reserves(2)
Authorised capital                                                   21,870,000
Subscribed capital                                                   21,563,704
Less: Callable capital                                              (19,382,767)
Paid-up capital                                                       2,180,937
Less: Amount due and unpaid                                             (12,698)
Add: Amount paid in advance                                                 263
Cumulative Exchange Adjustment on Subscriptions                        (145,330)
Reserves and Net Income for the Period                                1,528,223
                                                                    -----------
Total                                                                 3,551,395
                                                                    ===========
----------
(1) For a description of the Bank's borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank's payment obligations, see "Borrowings" and Note O of the financial statements included herein.

(2) Total Reserves are shown net of the Cumulative Currency Translation Adjustment (CCTA). See "Special Reserves and Other Reserves." For a more complete description of subscriptions to the capital stock and voting power, see Note X of the financial statements included herein. For a more complete description of Reserves, see Note F of the financial statements included herein.

(*) Figures are for Principal amount at face value (i.e. before IAS 39 adjustment of UA 65.67 million and deduction of net unamortized premium of UA 22.71 million for Total Debt).

Authorised Capital

     At 31 December 2003, the authorised capital stock of the Bank was UA 21,870.0 million. The original authorised capital stock of UA 250.0 million has been increased in line with the provisions of the Agreement, which provides that the authorised capital stock of the Bank may be increased as and when the Board of Governors deems it advisable. After the restructuring of the capital stock on 29 May 1998 by the Board of Governors, the share of non-regional members in the Bank's authorised capital has increased from 33 per cent to 40 per cent, while the regional members share is now 60 per cent.

Subscribed Capital

     At 31 December 2003, subscribed capital amounted to UA 21,563.70 million. Subscribed capital is divided into paid-up and callable capital. Prior to the Fourth General Capital Increase (GCI-IV), 25 per cent of subscribed capital was paid-up and 75 per cent was callable. Of the capital stock authorised pursuant to GCI-IV, 6.25 per cent represents paid-up and 93.75 per cent represents callable capital. It was envisaged under the resolution authorising GCI-IV that upon full subscription of all authorised shares, the Bank's capital would consist of 12.5 per cent paid-up and 87.5 per cent callable shares. In order to attain this ratio, the Board of Governors decided in May 1992 to adopt certain measures to restructure the capital stock of the Bank. Such measures entail the general application of the Bank's Share Transfer Rules to all shares issued under or prior to GCI-IV, the cancellation of forfeited and unsubscribed shares and their reissue as one block subject to the same terms and conditions of subscription and carrying a ratio of seven callable shares for each paid-up share, and ensuring that the statutory ratio of regional to non-regional stock is maintained. The new shares created under the Fifth General Capital Increase (GCI-V) are divided into paid-up and callable shares in the proportion of 6 per cent paid-up shares and 94 per cent callable shares. With the GCI-V now effective, the authorised capital stock of the Bank now consists of 10.81 per cent paid-up shares and 89.19 per cent callable shares.

     The Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Paid-up Capital

     With respect to shares subscribed prior to GCI-IV, paid-up capital was that portion of a member's subscription that was to be paid to the Bank by the members over a prescribed period. With respect to shares issued pursuant to GCI-IV, paid-up capital represents the amount of shares, which have been subscribed to and are to be fully paid for. It includes payment in the form of notes deposited by regional members, as established by the Board of Governors. The GCI-V Resolution defines the paid-up portion of any subscription as that portion of shares which is issued only as and when the Bank receives actual payments, in cash or in notes. At 31 December 2003, total paid-up capital stock equalled UA 2,180.94 million.

     The Board of Governors determines the modes of payment for paid-up capital stock. Prior to May 1981 all payments on paid-up stock were required to be made in convertible currencies. However, on subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 per cent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 per cent is payable in convertible currency and 80 per cent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

     Under GCI-IV, regional members are required to make payment for their subscriptions as follows: (i) 50 per cent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 per cent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments are to be made in five equal annual instalments in their national currencies, if such currencies are freely convertible, or in notes denominated in convertible currencies and payable on demand.

     Under GCI-V, the paid-up portion of the shares will be subscribed in eight equal and consecutive annual instalments and paid only in convertible currencies.

     As of 31 December 2003, an amount of UA 2,001.82 million was paid in convertible currencies, UA 115.17 million was paid in local currencies and UA
51.52 million was paid by the deposit of non-negotiable, non-interest bearing notes. In accordance with the provisions of the Bank's Share Transfer Rules, shares on which there are arrears of over 48 months for GCI-IV and of over 90 days for GCI-V are liable to forfeiture and re-allocation within each category of shareholders, to those shareholders willing to subscribe to additional shares. As a result of the application of the Share Transfer Rules to all categories of shares, arrears on subscriptions as at 31 December 2003 amounted to UA 12.7 million.

     For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note X of the financial statements.

Callable Capital

     At 31 December 2003, the Bank's total callable capital was UA 19,382.77 million. Of this amount, UA 8,532.00 million represented callable capital of the Bank's 25 non-borrowing member countries. The callable capital of the 17 Bank members who are also members of the DAC of the OECD was UA 7,209.62 million.

     Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

     Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No calls have ever been made on the callable capital of the Bank.

     The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members at 31 December 2003.

Non-Borrowing Members(1)

                                                      Callable   Total Capital
                                                      Capital     Subscription
                                                      --------   -------------
                                                   (Expressed in millions of UA)

Argentina                                                52.36         57.72
Austria*                                                 87.35         95.95
Belgium*                                                125.60        137.97
Brazil                                                   87.04         95.62
Canada*                                                 734.73        809.44
China                                                   218.67        240.21
Denmark*                                                226.48        249.51
Finland*                                                 95.63        105.35
France*                                                 734.73        809.44
Germany*                                                806.57        888.59
India                                                    43.73         48.04
Italy*                                                  473.73        520.39
Japan*                                                1,074.45      1,180.29
Korea                                                    87.35         95.95
Kuwait                                                   87.35         97.07
Libya                                                   707.98        794.38
Netherlands*                                            149.16        165.76
Norway*                                                 226.48        249.50
Portugal*                                                44.09         48.43
Saudi Arabia                                             37.90         41.63
Spain*                                                  208.47        228.90
Sweden*                                                 302.29        332.06
Switzerland*                                            286.90        315.16
United Kingdom*                                         328.94        361.34
United States of America*                             1,304.02      1,432.71
                                                      --------      --------
Total                                                 8,532.00      9,401.41
                                                      ========      ========

----------
*    Member of the DAC of the OECD.

(1) See Note X of the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank at 31 December 2003. At 31 December 2003, the 25 members listed above held 43.65 per cent of the total voting power of all members.

Maintenance of Currency Values

     Pursuant to the Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member's currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

     It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the Special Drawing Right (SDR) is being definitively applied as the unit of value applicable to members' subscriptions in the International Bank for Reconstruction and Development (the "World Bank") for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986 the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

     The voting rights of the members are related to their capital subscriptions. However, shares subscribed in connection with the general increases of the Bank's authorised capital stock subsequent to 7 July 1973 and prior to GCI-IV may be voted in their entirety once they are subscribed for but may not be voted to the extent that payment on the paid-up portion of such shares is due but has not been received by the Bank. Under GCI-IV and GCI-V, members may vote their paid-up capital shares only to the extent that payment on such paid-up capital shares has been received by the Bank, and they may vote their callable capital GCI-IV shares only when they have paid the first instalment on the paid-up shares. If a subsequent instalment due on a member's paid-up capital shares is not received when due or if a note deposited by a regional member is not honoured when presented for payment, the right to vote such member's callable capital shares attributable to such unpaid amount is withdrawn until the payment is received.

Special Reserve and Other Reserves

     The Agreement originally provided that the Bank must charge a statutory commission ("Statutory Commission") of not less than 1 per cent per annum of the outstanding amount of all loans or guarantees. Such commissions had been set aside as a reserve fund (the "Special Reserve"), which was kept in liquid form solely for meeting the Bank's liabilities on borrowings made and guarantees given by it. The statutory commission was eliminated on all loans approved after 31 December 1988. As at 31 December 2001, the Special Reserve amounted to UA
299.5 million representing an element of the Bank's retained earnings. The Board of Governors decided on 29 May 2001 to amend the Agreement to delete the Statutory Commission, discontinue the Special Reserve, and to transfer the funds in the Special Reserve to the General Reserve. These amendments came into effect on 5 July 2002 following their ratification and the balance on the Special Reserve account has been transferred to the General Reserve account.

     The General Reserve represents the Bank's retained earnings, which at 31 December 2003 amounted to UA 1,862.52 million. The net income for the year ended 31 December 2003 amounted to UA 117.41 million.

     At 31 December 2003, the Cumulative Exchange Adjustment on Subscriptions
(CEAS) representing the translation difference on subscriptions was negative UA
145.33 million and the balance of the CCTA representing all other translation differences was negative UA 451.71 million.

                    SUMMARY STATEMENT OF INCOME AND EXPENSES

     The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December, 2003, 2002, 2001, 2000, 1999, and 1998 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

                                                            Years Ended 31 December,
                                           ---------------------------------------------------------
                                             2003      2002      2001      2000      1999      1998
                                           -------   -------   -------   -------   -------   -------
                                                         (Expressed in millions of UA)
OPERATIONAL INCOME AND
EXPENSES
Income from loans                           325.45    414.82    447.82    438.16    470.46    467.55
Income from investments                      99.77     74.01    121.32     89.53     60.11     69.44
Income from loans and Investments           425.22    488.83    569.14    527.69    530.57    536.99
Interest on borrowings                     (215.31)  (254.31)  (345.21)  (334.66)  (336.10)  (356.24)
Provision for loan losses                    21.51     (3.49)   (53.80)   (37.36)   (27.12)   (32.99)
Amortisation of issuance costs               (4.29)    (4.38)    (4.25)    (5.00)    (9.05)    (5.90)
Net operational income                      227.14    226.65    165.89    150.67    158.30    141.85

OTHER INCOME AND EXPENSES
Administration expenses                     148.07    113.83    103.54     93.79     89.96     82.42
Restructuring costs                             --        --        --        --        --       0.5
Management fees                            (102.93)   (81.56)   (73.19)   (64.01)   (59.68)   (55.52)
                                           -------   -------   -------   -------   -------   -------
Total                                        45.14     32.27     30.35     29.78     30.28     27.40
                                           =======   =======   =======   =======   =======   =======
Other income                                 (2.62)    (1.25)    (1.40)    (1.66)    (1.30)    (1.63)
Depreciation                                  5.57      5.51      5.62      3.99      3.92      3.94
Loss (gain) on exchange                      (0.97)     1.21      0.09      0.08     (0.03)    (0.13)
Provisions for equity investments             1.68      0.06      5.88      1.69      1.84        --
Total other expenses (net)                   48.80     37.80     40.54     33.88     34.78     29.58
Net income for the year
   before cumulative effect of change in
   accounting policy                        178.33    188.86    125.35    116.79    123.53    112.28
Unrealised net gains on non-trading
   derivatives - IAS 39 adjustment
   (Notes B & O)                            (60.92)    37.20     82.31        --        --        --
Net income for the year                     117.41    226.06    207.66    116.79    123.53    112.28
Appropriation to Special Reserve                --        --     (6.11)    (6.88)    (9.72)   (11.38)
Net income after appropriation to
   SpecialReserve                           117.41    226.06    201.55    109.91    113.81    100.90

----------
Amounts may not add up exactly due to rounding.

                             OPERATIONS OF THE BANK

Lending Operations

     The Bank is authorised under the Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans may be granted to eligible private sector entities without a government guarantee.

     Under the Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources, less the Special Reserve. At 31 December 2003 such total amount outstanding was UA 8,350.76 million and such total capital, reserves (net of the CEAS and the CCTA) and surplus was UA 22,933.89 million, resulting in a ratio of 0.37 to 1. In other words, the total amount of approved loans less cancellations and repayments, plus equity participations made by the Bank was 37 per cent of its total ordinary capital resources. At the same date the total amount of disbursed and outstanding loans of 5,612.240 million represented 24.5 per cent of the Bank's total ordinary capital resources.

     From its inception to 31 December 2003 the Bank has approved 884 loans and grants less cancellations for the financing of programmes or projects in its borrowing regional member countries. In 2003 total approvals of new operations amounted to UA 745.84 million, compared to UA 1,068.06 million in 2002. These approvals comprised sixteen project-lending operations for a total value of UA
565.61 million; one policy-based loan for UA 176.65 million; and eleven grants amounting to UA 3.58 million from the Special Relief Fund ("SRF") for emergency operations.

     In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors are, the effect of new technologies on productivity, the effect on employment opportunities, and the effect of the project on the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional members, particularly those projects which are designed to stimulate intra- African trade and economic development.

     It is the policy of the Board of Directors to consider loans only on the basis of written reports prepared by the staff of the Bank. These reports set forth detailed information regarding the technical feasibility of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. It takes, on average, more than two years to identify, prepare and appraise a project before it is presented to the Board of Directors for loan approval. The appraisal of projects is carried out by the Bank's staff, in some cases with the help of outside consultants. After approval of a loan, an additional period averaging six months elapses before the loan becomes effective. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. Once granted, the Bank supervises the disbursements of its loans to ensure that the proceeds are applied only against project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

     The Bank's policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

     Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 per cent of a given loan commitment for which an accounting is made by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

     In response to economic conditions in regional member countries, the Bank has begun to diversify its lending operations and to introduce new lending instruments. Since 1987 the Bank has financed non-project lending operations in the form of sector investment and rehabilitation and structural adjustment lending. At present, the Bank's participation in such non-project lending has generally been in conjunction with other development organisations, particularly the World Bank. In October 1990 the Board approved a strategy for the development of the private sector in Africa. An initial amount of UA 150 million was allocated to the Bank's Private Sector Development Unit in October 1990 for investment in private enterprise over a four-year period. Under this programme, which became operational at the end of 1991, the Bank has provided equity and loan funding to productive enterprises and financial institutions in the private sector.

     The Bank recognises the importance of the private sector to support economic growth and considers its development as critical for broad-based economic progress and poverty reduction. In this regard the Bank continues to increase its support for private sector activities, focusing on the financial sector, infrastructure, and small and medium enterprise development. The range of financing instruments also includes new products such as equity and quasi-equity investment, lines of credit for private financial institutions, and guarantees. These lending facilities reinforce the Bank's role as a catalyst for mobilizing long-term resources for the private sector development in Africa. In 2001, the Bank recorded the highest volume of private sector operations ever achieved since the commencement of activities in this sector. New investment approvals reached a record level of UA 192.0 million, almost five times the 2000 level. The high level of approvals from the private sector window recorded in 2001 was sustained in 2002 and 2003, when it reached UA 198.9 and 205.84 million respectively. Approval under the private sector window was about 28 percent of total ADB approvals and about 11.7 percent of total Bank Group approvals in 2003. Lending operations focused on support to the financial sector through lines of credit, amounting to UA 114.4 million to financial institutions and three project loans of UA 91.4 million in the mining, power and transport sectors. The Bank's current loan regulations provide that loans be expressed in a currency or currencies approved by the Bank and be repaid in the currency or currencies disbursed.

     A summary statement of the loans approved by the Bank to 31 December 2003 (excluding fully repaid loans and cancelled loans) is set forth in Note W of the financial statements included herein.

     The following charts set forth, by sector and region, the percentage distribution of cumulative loan and grant approvals (of UA 19.80 billion) by the Bank at 31 December 2003.

 [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

--------------------------------------------------------------------------------
                                    Cumulative ADB Loan and Grant Approvals by[]
                                         Sector, 1967 - 2003 (Percentage)
--------------------------------------------------------------------------------
Communications                                           3.90%
Social                                                   5.30%
Water Supply and San.                                    7.40%
Industry                                                 8.70%
Finance                                                 20.30%
Power Supply                                            12.40%
Transport                                               14.90%
Agriculture                                             12.90%
Multisector                                             13.80%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                    Cumulative ADB Loan and Grant Approvals by[]
                                         Region, 1967 - 2003 (Percentage)
--------------------------------------------------------------------------------
Multiregional                                            2.10%
East Africa                                              5.70%
Central Africa                                          10.40%
Southern Africa                                         11.90%
West Africa                                             19.10%
North Africa                                            50.80%
--------------------------------------------------------------------------------

The following chart shows ADB Private Sector Approvals (in UA millions) from 1999 to 2003.

--------------------------------------------------------------------------------
                    ABD Private Sector Approvals, 1999-2003
                                 (UA millions)

                                   [GRAPHIC]
--------------------------------------------------------------------------------

Loan Approvals and Disbursements in 2003

     The Bank's loan approvals in 2003 totaled UA 745.84 million as compared to UA 1,068.06 and UA 986.66 million in 2002 and 2001 respectively. Loan disbursements of the Bank in 2003 totaled UA 652.32 million compared to 499.77 in 2002, representing an increase of 30.52 per cent.

     The following table and chart set forth the Bank's disbursed and outstanding loans by currency at 31 December 2003 and 2002:

Disbursed and Outstanding Loans by Currency

                                                       31 December   31 December
     Currency                                              2003          2002
------------------                                     -----------   -----------
                                                         (Amounts expressed in
                                                            millions of UA)
Euro                                                     2,080.63      1,871.90
U. S. Dollar                                             2,389.50      2,713.57
Pound Sterling                                               4.04          4.81
Swiss Franc                                                139.37        159.12
Japanese Yen                                               899.33      1,144.53
South African Rand                                          82.32         55.61
Other Currencies                                            17.05         18.12
                                                         --------      --------
Total                                                    5,612.24      5,967.66
                                                         ========      ========

 [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE CHART IN THE PRINTED MATERIAL.]

--------------------------------------------------------------------------------
                                Disbursed and Outstanding Loans by Currency in[]
                                                2003 (percentage)
--------------------------------------------------------------------------------
Euro                                                1.47%
U. S. Dollar                                        0.30%
Pound Sterling                                     37.07%
Swiss Franc                                        42.58%
Japanese Yen                                        0.07%
South African Rand                                  2.48%
Other Currencies                                   16.03%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                Disbursed and Outstanding Loans by Currency in[]
                                                2002 (percentage)
--------------------------------------------------------------------------------
Euro                                                0.93%
U. S. Dollar                                        0.30%
Pound Sterling                                     31.37%
Swiss Franc                                        45.47%
Japanese Yen                                        0.08%
South African Rand                                  2.67%
Other Currencies                                   19.18%
--------------------------------------------------------------------------------

Overdue and Non-Performing Loans

     Pursuant to the decision taken by the Board of Directors in December 1993, which became effective on 1 July 1994, the Bank places in non-accrual status all loans to or guaranteed by a member of the Bank if principal, interest or other charges with respect to any such loans is overdue by six months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Further, the Bank's management may place a loan in non-accrual status even if it is not yet overdue by six months if the specific facts and circumstances (including consideration of events occurring subsequent to the date of the borrower's most recent financial statements) warrant such action. Interest and other charges on loans in non-accrual status are included in income only when actually received by the Bank. The Bank maintains a general provision for possible loan losses based on an assessment of the collectibility risk of the disbursed and outstanding public sector loan portfolio. For the private sector portfolio, the Bank assesses collectibility risk on a loan-by-loan basis and provides for loan losses accordingly.

     In December 2002, the Board of Directors approved a revised policy for provisioning for loan losses, which requires that the adequacy of the accumulated provisions be determined based more directly on collectibility estimates. Due to reductions in the level of principal outstanding on public sector sovereign guaranteed loans, and improvement in the quality of such loans, the accumulated loan loss provisions on this portfolio were decreased by an amount of UA 29.63 million while additional provision of UA 8.12 million was made for the non-sovereign guaranteed (i.e. private sector) portfolio resulting in a net write-back to income of UA 21.51 million in 2003. At 31 December 2003, accumulated provisions for public sector sovereign guaranteed loans represented
8.35 per cent of the outstanding balance.

     Although the Bank experiences delays in payments on some of its loans, the Bank follows a policy of not participating in debt rescheduling or renegotiations and does not permit the making of new loans to provide for the servicing or repayment of outstanding loans. The Bank has never written off any of its outstanding loans. In line with the sovereign nature of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of its loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers to attempt to ensure prompt payment on all of its loans.

     On 26 June 2002, the Board of Directors approved an arrears clearance operation in respect of the Democratic Republic of Congo (DRC). The Democratic Republic of Congo has been in arrears since 1991. The total amount of arrears as at 30 June 2002 was US $843.26 million. The arrears clearance operation is based on the combination of the use of grant resources to clear arrears, the consolidation of outstanding payments on loans, and the provision of debt relief, after arrears have been cleared, within the framework of the Enhanced Heavily Indebted Poor Countries (HIPC) Initiative. The present value of the consolidated loan equals the present value of the original portfolio of the Democratic Republic of Congo's loans. On its own the restructuring operation has no concessional element. The arrears clearance mechanism has been designed in collaboration with other multilateral financial institutions as part of a concerted effort for the clearance of arrears of the Democratic Republic of Congo. The operation has been made possible by the support of the international donor community and the considerable resources that the African Development Bank has been able to raise. The Board of Directors in approving the operation emphasised that this is a unique operation made necessary by the exceptional situation pertaining to the Democratic Republic of Congo. In accordance with the plan, residual amounts of DRC loans after the application of amounts received from donors, and loan amounts not yet due have been consolidated into new loans.

     The implementation of the agreed arrears clearance measures, success in restoring macroeconomic stability, and substantial progress towards the restoration of peace and the establishment of an all-inclusive transitional government enabled the DRC to reach its HIPC decision point in July 2003, becoming the 23rd regional member country to qualify for debt relief under the enhanced HIPC framework. Such debt relief will significantly reduce the DRC's external debt burden.

Loan Terms

     Loans are stated at their principal amounts outstanding. Except for private sector development loans, all of the Bank's loans are made to, or guaranteed by, member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period, which is typically the period of project implementation.

     The following table sets forth the maturity structure of disbursed and outstanding loans at 31 December 2003:

Maturity Structure of Loans as at 31 December 2003

                                                                   Disbursed and
                                                                     Outstanding
Maturity                                                                   Loans
-------------------                                              ---------------
                                                                  (Expressed in
                                                                 millions of UA)
2004 - 2005                                                            1,723.99*
2006 - 2008                                                            1,492.94
2009 - 2012                                                            1,345.82
2013 and thereafter                                                    1,049.49
                                                                       --------
Total                                                                  5,612.24
                                                                       ========

----------
* Includes UA 406.50 million prepaid subsequent to the year end, but prior to the issuance of these financial statements.

Borrowing Policies

     The Board of Directors of the Bank has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

     It is the policy of the Board of Directors to limit the Bank's borrowings represented by senior debt, together with guarantees, to 80 per cent of the callable capital of its non-borrowing members, and to limit its total borrowings represented by both senior and subordinated debt to 80 per cent of the total callable capital of all of its members. The Bank has also adopted the working principle that, within the limitations set forth above, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating organisations. At 31 December 2003, the amount of senior debt outstanding of UA 5,054.56 million was 59.24 per cent of the callable capital of non-borrowing members of the Bank. At 31 December 2003 the amount of total outstanding borrowings of UA 5,778.38 million, represented by both senior and subordinated debt, was 29.81 per cent of total callable capital of UA 19,382.77 million of all members of the Bank.

     In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme (EMTN) and United States Medium Term Note (MTN) Programme with respect to its future borrowings. The GDIF enables the continuous issuance of notes in the euromarket, the US market and other domestic markets in an unlimited amount thereby maximizing the Bank's financing flexibility.

     The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it will instruct its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of, all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

     The weighted average life of the Bank's outstanding borrowings at 31 December 2003, 2002, 2001, 2000, and 1999 was 7.7, 8.7, 8.4, 8.3, and 8.0 years, respectively.

     At 31 December 2003, the callable capital of the Bank was UA 19,382.77 million. Of this amount, a total of UA 11,558.75 million represented the callable capital of RMCs and UA 7,824.02 million the callable capital of non-regional member countries. At the same date, the Bank's total outstanding borrowings were UA 5,778.39 million. Of this amount, UA 5,054.56 million represented senior debt, with the balance of UA 723.82 million being subordinated debt.

     At 31 December 2003, the Bank's outstanding borrowings were denominated in nine currencies or currency units (without taking into account currency swaps).

     The following chart sets forth, by currencies, the distribution of outstanding borrowings at 31 December 2003.

--------------------------------------------------------------------------------
                    Outstanding Borrowings by Currencies at
                       31 December 2003 (in UA millions)

                                    [GRAPHIC]

--------------------------------------------------------------------------------

     The table below sets forth the maturity structure of the Bank's outstanding borrowings at 31 December 2003.

                  Maturity Structure of Outstanding Borrowings

Maturity                                                           Outstanding
                                                                   Borrowings
                                                                 ---------------
                                                                  (Expressed in
                                                                 millions of UA)
2004-2005                                                              1,195.47
2006-2013                                                              2,643.10
2014 and thereafter                                                    2,028.19
                                                                 --------------
Subtotal                                                               5,866.76
                                                                 ==============
Net unamortized premium                                                  (22.71)
IAS 39 adjustment                                                        (65.67)
                                                                 --------------
Total                                                                  5,778.38
                                                                 ==============

     The following table sets forth for the periods indicated the average interest rates on the Bank's loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

                            Selected Financial Ratios

                                        2003   2002   2001   2000   1999   1998
                                        ----   ----   ----   ----   ----   ----
Weighted average interest
   rate on disbursed and
   outstanding loans for the
   period(1)                            6.3%   6.4%   6.9%   6.6%   7.3%   6.9%
Weighted average cost of:
Outstanding borrowings                  3.1%   5.2%   5.2%   5.6%   6.0%   6.7%
Interest coverage ratio(2)

(1.25x)(3)                              1.83x  1.73x  1.36x  1.35x  1.37x  1.31x

----------

(1) Undisbursed loans include loans approved but not yet effective. Interest accrues only on disbursed loan amounts.

(2)  Net income plus interest expense, divided by interest expense.

(3)  Indicates the Bank's target ratio.

Liquid Assets and Liquidity Policy

     In January 2000, the Board of Directors approved a revised liquidity policy for the Bank. The revised liquidity policy introduced three new cash flow parameters: undisbursed equity investments, undisbursed private sector loans, and the loan equivalent to the value of outstanding guarantees, in the calculation of the minimum liquidity level. The revised policy set the prudential minimum liquidity level as the sum of 50 per cent of the following two years' net loan disbursements and debt service requirements, plus the loan equivalent of signed guarantees, undisbursed private sector loans and undisbursed equity investments. It also set the operating liquidity level as the sum of the prudential minimum liquidity level plus 50 per cent of the average undisbursed public sector loans of the following two years.

     Experience gained over the past few years with private sector loans has allowed the Bank to analyze the disbursement pattern of a number of private sector loans. As a result, the Bank is able to forecast with greater accuracy the future disbursements for private sector loans. The liquidity policy was updated in November 2002 in view of the advances in the Bank's Asset and Liability Management (ALM) practices, Information Technology infrastructure and accounting standards.

     The updated policy sets the prudential minimum liquidity level, which is now computed every quarter to address refinancing risk, based on the Bank's one-year probable cash flow requirement as the sum of four components: the following years' net loan disbursements and debt service requirements, plus the loan equivalent value of signed guarantees, and undisbursed equity investments. It sets the operating liquidity level as the sum of the prudential minimum liquidity level plus 50 per cent of the stock of undisbursed loans. Further, "held-to-maturity" investments with maturity greater than one-year are excluded from the computation of liquid assets. The updated policy has provided the Bank with added flexibility to efficiently manage its funding operations.

     Investments are based on asset and liability management guidelines adopted by the Board of Directors. Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof and in time deposits with banks. All marketable securities of the Bank are valued at market value and have been invested on LIBOR-6 month basis since 1998. At 31 December 2003, the Bank's cash and treasury investments were 138.2 per cent of the undisbursed portion of approved loan commitments of UA 2,500.88 million. At such date, the Bank's cash and treasury investments totalled UA 4,068.53 million, which was 70.40 per cent of total outstanding borrowings.

     Effective January 1, 2001, the ADB's liquid assets were tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cashflow and risk profile of its assets and funding sources. These benchmarks are one-month LIBID for the operational portfolio, and 6-month LIBOR, resetting on February 1 and August 1 for the prudential portfolio. The equity-backed portfolio is managed against a repricing profile benchmark with 10 per cent of the Bank's net assets repricing uniformly over a period of 10 years.

Bank Rating

     In July 2003, the rating agency Standard & Poor's upgraded the Bank's senior debt to AAA from AA+ and its subordinated debt from AA- to AA+ in each case with a stable outlook. The rating agencies, Moody's, Fitch, and the Japan Credit Rating Agency reaffirmed their AAA/Aaa and AA+/Aa1 rating of the Bank's senior and subordinated debt respectively, with a stable outlook. The ratings recognize the Bank's strong financial position, the revitalization of its performance in the markets, and its enhanced effectiveness fostered by institutional reforms implemented over the past decade. The ratings also reflect the Bank's strong membership support, sound capital adequacy and liquidity, and prudent financial management and policies.

Equity Participations

     The Agreement permits the Bank to assume equity participations to further the economic development and social progress of its regional members. The amount of such equity participations is limited by the Agreement to a maximum of 10 per cent of the aggregate amount of the Bank's paid-up capital stock together with the reserves and surplus included in its ordinary capital resources, less the Special Reserve (which has since been closed in 2002). The Bank is not permitted to hold a controlling interest in any enterprise. Total equity investment participations at 31 December 2003 equalled UA 164.22 million. The Bank has equity participations in, among others, various development banks, the African Development Fund, Alexandria National Iron and Steel, the African Export-Import Bank, the Africa Infrastructure Fund LLC, Shelter-Afrique, Africa Re, and PTA Bank. The Board of Directors decided in September 1993 that with effect from 31 December 1993 a reserve against losses should be created where, in the opinion of Management of the Bank, there is a significant permanent decline in the value of equity investments, based on periodic reviews of all of the Bank's equity investments. As at 31 December 2003, the accumulated provision for loss on equity participation is UA 17.88 million.

Special Operations of the Bank

     In addition to its ordinary resources, the Bank administers various special and trust funds for purposes consistent with the Bank's objective of promoting the economic development and social progress of its regional member countries. Under the Agreement, the total amount outstanding in respect of the special operations of the Bank relating to any special fund may not exceed the total amount of the unimpaired special resources pertaining to that special fund. The resources of special and trust funds are required at all times to be held, used, committed, invested or otherwise disposed of entirely separate from the ordinary capital resources of the Bank and from each other. Each of these funds is subject to its own special rules and regulations. Where such rules and regulations do not exist or apply, the special and trust funds are governed by the provisions of the Agreement and the financial regulations of the Bank.

     The two major funds administered by the Bank are the African Development Fund (ADF) and the Nigeria Trust Fund (NTF), both of which supplement the activities of the Bank. The Bank receives an administration fee for its services.

African Development Fund

     The ADF was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the "ADF Agreement") to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF. Participation in the ADF has increased since its establishment and now comprises the Bank, one regional State Participant (South Africa), 24 non-regional State Participant members and the United Arab Emirates.

     The Agreement Establishing the ADF designates a Board of Governors as the ADF's highest policy making organ. The Board of Governors meets at least once annually. The ADF Board of Directors, which includes six non-regional members nominated by their constituencies and six executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

     The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993. At 31 December 2003, the exchange rate was 1 UA = US$ 1.48597.

     The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote co-operation among them. In seeking to achieve these aims, the operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF's loan financing is directed primarily at those RMCs which, in the opinion of the ADF, are in the greatest need of such financing.

     The resources of the ADF consist of the subscriptions and periodic replenishments by the Bank and State Participants, other resources received by the ADF and funds derived from operations or otherwise accruing to the ADF. The ADF has benefited from contributions from Botswana and South Africa, in particular. The mobilization of external resources for ADF, which is a triennial exercise, was completed in September 2002. Donor countries of the African Development Fund reached agreement on the Ninth Replenishment of the Fund, covering the 3-year operational period 2002-2004. Total resources during this period, including internally generated resources, are expected to amount to around UA 2.37 billion.

     At 31 December 2003, the cumulative ordinary and special subscriptions to ADF amounted to UA 12.50 billion of which UA12,010.72 million was fully paid-in. The Bank's subscription to the ADF at 31 December 2003 was UA 111.7 million, which was fully paid-in. The Bank has 50 per cent of the voting power of the ADF.

     For the year ended 31 December 2003, loans and grants approved amounted to UA 998.0 million and the level of cumulative loans approved less fully repaid loans and less cancellations amounted to UA 10,288.31 million. ADF loans bear no interest charge, carry a service charge of 0.75 per cent per annum on outstanding balances, and attract a commitment fee of 0.50 per cent per annum on undisbursed commitments. Project loans have a 50-year repayment period, including a ten-year grace period; loans for lines of credit have a twenty-year repayment period with a four-year grace period.

Nigeria Trust Fund

     The Agreement Establishing the Nigeria Trust Fund (the "NTF Agreement") was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by the provision of funds on terms intermediate between those of the Bank and those of the ADF. NTF loans currently bear an interest rate of 4 per cent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 per cent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

     In April 2003 the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the Nigeria Trust Fund. The enhancements proposed by the NTF which have since been considered and approved by the Board of Governors include: (i) participation in the HIPC debt relief initiative by contributing10 per cent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 per cent to a range of 2 to 4 per cent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement (TCA) with the Bank Group for purposes of providing resources for the financing of technical and institutional support programs for the benefit of RMCs; and (iv) the introduction of more flexibility in the investment of the resources of the NTF, pending their use in financing projects. The TCA, to be funded with an allocation of US$ 25 million from the NTF resources, was subsequently approved in March 2004.

     At 31 December 2003, the NTF had total assets of UA 376.42 million. At the same date the NTF had approved total loans, less cancellations, amounting to UA
295.3 million, of which UA 73.57 million was disbursed and outstanding.

Other Funds

     The Bank has been entrusted with the administration of other funds, namely the Mamoun Beheiry Fund (to reward outstanding employees of the Bank), the Arab Oil Fund (which is restricted to making concessionary loans to specific African countries affected by high oil prices), and the Special Emergency Assistance Fund (designed to provide assistance to African countries affected by drought and famine). The total resources and assets of these trust funds at 31 December 2003 amounted to UA 5.02 million.

Litigation

     Two unfavourable awards in a total amount of 1.3 billion CFA Francs (approximately US$2 million) were made against the African Development Bank in 2002 resulting from litigation in the courts of Cote d'Ivoire involving claims of a single private sector borrower following cancellation by the Bank of a loan for noncompliance with loan conditions. Both matters have been on appeal before the Supreme Court of Cote d'Ivoire. One of the cases has been transferred to the Cour Commune de Justice et d'Arbitrage (CCJA) an international court established under a regional treaty.

Temporary Relocation

     The Board of Directors decided in February 2003 to evacuate the Bank's staff from Cote d'Ivoire following the deterioration in the security situation as assessed by the United Nations. The Board of Directors also decided to temporarily move the Bank's operations to the Temporary Relocation Agency in Tunis. The process of relocation was substantially completed by May 2003. The Bank's operations continued throughout the period of evacuation and relocation. In June 2003, the Board of Governors decided that the Bank should remain at the Temporary Relocation Agency for a minimum duration of two years.

                     RISK MANAGEMENT POLICIES AND PROCESSES

     As a development finance institution, the African Development Bank seeks to reduce its exposure to risks that are not essential to its core business of providing development finance and related assistance. To this end, the Bank has adapted its risk management policies, guidelines, and processes to reduce exposure to interest rate, currency, liquidity, counterparty, legal, and operational risks, while maximizing its capacity to assume the risks of extending credit to its public and private sector clients within its approved risk limits.

Risk Management Process

     The processes and procedures by which the Bank manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. Its risk management is under the supervision of the Bank's Board of Directors. In addition to approving all risk management policies, the Board of Directors periodically reviews trends in the Bank's risk profiles and performance to ensure compliance with those policies. The Bank's risk management process is supported by an independent risk management team.

     The Asset and Liability Management Committee (ALCO) is the Bank's most senior management forum on risk management issues. ALCO is chaired by the Vice President for Finance and meets at least monthly to perform its oversight role. Among its key functions, the Committee reviews regular and ad hoc finance and risk management reports and projections, approves strategies to adjust the balance sheet, and confirms country and project credit risk ratings and the associated expected loss estimates. ALCO is supported by 7 standing working groups that report to the Committee on specific risk management issues. These working groups cover country risk, commercial credit risk, interest rate risk, currency risk, operational risk, financial projections, and financial products and services.

     Day-to-day operational responsibility for implementing the Bank's risk management policies and guidelines is delegated to the appropriate business units.

Credit Risk

     Credit risk, the potential default of one or more debtors, is the largest source of risk for the African Development Bank and is managed within an integrated framework of credit policies, guidelines, and processes. The foundation of the Bank's credit management framework is a systematic credit risk assessment based on a uniform internal credit risk rating scale that is calibrated to reflect the Bank's statistical loss expectations.

                        Internal Credit Risk Rating Scale

                                                        International
Risk Rating   Range of Expected Loss     Risk Class       Equivalent
---------------------------------------------------------------------
      1                1-2%             Very Low Risk        BBB
---------------------------------------------------------------------
      2                2-3%               Low Risk            BB
---------------------------------------------------------------------
      3                3-5%             Moderate Risk         B
      4                5-7%
---------------------------------------------------------------------
      5                7-12%              High Risk          CCC
      6               12-20%
---------------------------------------------------------------------
      7               20-40%
      8               40-60%           Very High Risk        *CCC
      9               60-80%
     10              80-100%
---------------------------------------------------------------------

     The Bank manages 3 principal sources of credit risk: (i) sovereign credit risk on its public sector portfolio; (ii) non-sovereign credit risk on its portfolio of private sector and enclave projects; and (iii) counterparty credit risk on its portfolio of treasury investments and derivative instruments.

Managing Sovereign Credit Risk

     When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. Consequently, the expected loss rate on the Bank's public sector portfolio is derived from regular assessments of the ultimate collectibility risk of the sovereign guarantees from the borrowing member states. The credit risk ratings of the Bank's borrowing member states are updated quarterly by the credit management division.

     In 2003, the overall risk profile of the Bank's sovereign guaranteed portfolio improved marginally. The portfolio's weighted-average risk rating showed a marginal improvement from 2.95 at the end of 2002 to 2.92 in 2003. The distribution of the sovereign portfolio across the Bank's 5 credit risk classes is shown in the table below.

       Risk Profile of the Outstanding Sovereign Guaranteed Loan Portfolio

                                   Very Low    Low   Moderate   High   Very High
                                     Risk     Risk     Risk     Risk      Risk
                                   --------   ----   --------   ----   ---------
2003                                  25%      32%      21%      16%       6%
2002                                  21%      35%      23%      13%       8%
2001                                  20%      37%      30%       6%       7%
2000                                  19%      26%      42%       3%      10%
1999                                  18%      32%      37%       4%       9%

     To ensure adequate diversification, the Bank maintains a prudent distribution of its sovereign guaranteed portfolio through its exposure management policies. For each eligible public sector borrower, the Bank applies an exposure limit that reflects the country's risk rating and its economic potential subject to a maximum loan equivalent exposure for any single country that is no more than 15 percent of the Bank's maximum sustainable portfolio.1 The country exposure limits are reviewed annually and are used as a risk-based benchmark to plan the Bank's medium-term country assistance strategies.

     It is the Bank's policy that if a payment of principal, interest, or other charges with respect to an ADB loan or an ADF or NTF credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Further, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.50 percent on the commitment fees charged on qualifying undisbursed ADB loans.

     Although the Bank benefits from the advantages of preferred creditor status and rigorously applies sanctions on non-performing public sector borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. In line with best practice, the Bank makes a general provision for the expected losses in its public sector portfolio commensurate with the assessment of the collectibility risk inherent in the portfolio. The Bank's general provisioning rate of 8.35 per cent at the end of 2003 was at the high end of the range of expected losses and is considered adequate.

     To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for public sector credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for all credit-sensitive assets (loans and equity investments) plus contingent liabilities (guarantees and client risk management products) in each risk class. At the end of 2003, the Bank's public sector portfolio required as backing, 51 percent of the Bank's total on-balance sheet risk capital.2 This compares with 56 percent at the end of 2002 and reflects changes in the portfolio size and risk profile as well as a decline on the loan balances, along with continued strong growth of the Bank's risk capital base.

----------
1 The maximum sustainable portfolio is the largest outstanding portfolio that can be supported by the current level of risk capital applying the Bank's capital adequacy policy.

2 The Bank defines risk capital as the sum of paid-in capital, accumulated reserves plus general provisions net of translation adjustments. Reflecting a conservative approach to measuring capital adequacy for operational planning, the Bank does not include callable capital in its computation of risk capital.

Managing Non-Sovereign Credit Risk

     When the Bank lends to private sector borrowers or to enclave projects, it does not benefit from full sovereign guarantees or the equivalent. Consequently, the expected loss rate on its non-sovereign portfolio is derived from the assessment of the ultimate collectibility risk of each project loan including any security or guarantees. As for the country risk ratings, the Bank's project credit risk ratings are updated quarterly by the credit management division.

     In 2003, the credit downgrade of a key account resulted in a weakening of the risk profile of the non-sovereign loans and equity portfolios. By year-end, the weighted average risk rating weakened from 3.4 in 2002 to 3.6 in 2003. The distribution of the non-sovereign portfolio across the Bank's 5 credit risk classes is shown in the following below.

     Risk Profile of the outstanding Non-Sovereign Loan and Equity Portfolio

                                   Very Low    Low   Moderate   High   Very High
                                     Risk     Risk     Risk     Risk      Risk
                                   --------   ----   --------   ----   ---------
2003                                   0%      20%      62%      10%       8%
2002                                  19%       0%      58%      18%       5%
2001                                   0%       0%      57%      26%      17%
2000                                   0%       0%      68%      11%      21%
1999                                   0%       0%      56%       8%      36%

     To ensure a prudent distribution of its non-sovereign portfolio, the Bank manages its lending activities within a framework of country, sector, client, and instrument exposure limits and risk profile benchmarks. In addition, the Bank generally requires a range of securities and guarantees from project sponsors to partially mitigate the credit risk for direct private sector loans.

     To cover the expected losses in the performing non-sovereign portfolio, the Bank makes a general provision on the total loan equivalent exposure based on individual project risk ratings. For non-performing projects, the Bank makes a specific provision based on an assessment of the credit impairment of each project. In addition to lending, the Bank may make equity investments in private sector projects. In cases where the equity investment is assessed as potentially non-performing, the Bank may make a provision based on accepted impairment tests measured against the Bank's carrying cost. For investment funds in the early stage, the Bank makes provisions in increments of 25 per cent based on an assessment of actual performance versus the Bank's expectations at the time of approval.

     To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for non-sovereign credit risks. At the end of 2003, the Bank's non-sovereign portfolio required as backing, approximately 3 percent of the Bank's total on-balance sheet risk capital, broadly unchanged from end 2002. This was well below the limit of 20 percent for total non-sovereign operations.

Managing Counterparty Credit Risk

     In the normal course of its business, the Bank utilizes various financial instruments to meet the needs of its borrowers, to manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquidity prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty in the transaction may be unable to meet its obligation to the Bank.

     Reflecting a preference for minimizing exposure to counterparty credit risk, the Bank maintains eligibility criteria that limit the Bank's financial operations to counterparties with the very best credit ratings. For example, the minimum rating for counterparties for derivative instruments is AA- or the equivalent.

     In addition to these stringent rating standards, the Bank operates a framework of exposure limits based on the counterparty credit rating and size subject to a maximum of 10 percent of the Bank's total risk capital for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential exposure methodology and monitored regularly against the Bank's credit limits. As a rule, the Bank executes master derivative agreements with close-out netting provisions with its derivative counterparties prior to undertaking any transactions. As shown below, the estimated potential counterparty credit exposure of the investment and derivative portfolios remained largely unchanged, with a continued bias towards AAA credits.

         Credit Risk Profile of the Investment and Derivative Portfolio

                                                           AAA   AA   A   Others
                                                           ---   --   -   ------
2003                                                       67%   27%  6%    0%
2002                                                       68%   29%  3%    0%
2001                                                       56%   41%  3%    0%
2000                                                       52%   43%  4%    1%
1999                                                       30%   64%  6%    0%

     To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risks as per the current BIS standards. At the end of 2003, the Bank's counterparty credit portfolio including all investments and derivative instruments, required as backing just over 1 percent of the Bank's total on-balance sheet risk capital. This is broadly unchanged from 2002.

Managing Liquidity Risk

     As a long-term development lender, the Bank holds sufficient liquid assets to enable it to continue normal operations even in the unlikely event that it is unable to obtain fresh resources from the capital markets for an extended period of time. To achieve this objective, the Bank computes a prudential minimum level of liquidity based on the projected net cash requirement for a rolling 12-month period. The prudential minimum level of liquidity is updated quarterly and includes all potential debt service payments due to early redemption of swaps and borrowings with embedded options. To allow the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy permits an increase of liquid resources up to an operating level equal to the total of the minimum plus 50 percent of undisbursed and irrevocable commitments. Throughout 2003 the level of liquid assets remained well above the minimum prescribed by the Bank's liquidity policy.

     To strike the optimal balance between generating adequate returns from investing liquid assets and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio is invested in relatively liquid securities that can be readily sold if required. In addition to the core portfolio, the Bank maintains a second tranche of liquidity that is always invested in the most highly liquid securities to cover its expected operational cash-flow needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities designated as "held-to-maturity" investments (HTM). Only HTM investments with a remaining maturity of one year or less are considered as liquid investments against the Bank's minimum liquidity requirements.

Managing Currency Risk

     The Bank's risk management policies, based on the principles contained in the Agreement Establishing the Bank, seek to minimize currency exposures by requiring liabilities in any one currency (after swap activities) to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed. However, to facilitate loan repayment for its borrowers that may not have easy access to certain currencies, the Bank provides currency purchase services on an agency basis.

     Because a large part of its balance sheet is funded by equity resources, which are denominated in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. In line with this policy, throughout 2003 the Bank's currency alignment was adjusted within a band of +/- 1 percent of the risk-neutral position in each of the currencies making up the SDR composition. As a result, despite sharp movements in the values of the major currencies during the year, the Bank registered only a minor change in translation adjustments of less than 0.2 percent of net assets.

     The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, CFA Francs and Tunisian Dinars. For 2003, the Bank's strategy of purchasing call options on the Euro to cover the estimated amount of Euro and Euro-related expenses during the year partially mitigated the unfavorable impact of the sharp increase in the value of the Euro. For 2004, the Bank has purchased the required currencies in the forward market, as a more cost-effective means of protection from currency volatility.

Managing Interest Rate Risk

     The Bank's exposure to interest rate risk can be traced to two principal sources: (i) the interest rate sensitivity of the net interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding those assets and (ii) the interest rate sensitivity of the interest margin the Bank earns on the assets funded by its equity resources. The Bank's principal rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates yet is adequately responsive to general market trends. It is understood that as an inevitable part of managing interest rate risk, the strategies that would help to stabilize the Bank's net interest margin (longer duration of equity) would often lead to increased volatility of the economic value of the Bank's equity.

Managing Operational Risk

     The Bank, like all financial institutions, is exposed to many types of operational risks, including the potential losses arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures, and the execution of legal, fiduciary, and agency responsibilities. The Bank maintains a comprehensive system of internal controls and back-up procedures designed to keep operational risk at appropriate levels in view of the Bank's financial strength and the characteristics of the activities and markets in which it operates. These internal controls are periodically updated to conform to industry best practice.

     In 2003, the Bank's operations were successfully relocated to the Temporary Relocation Agency (TRA) in Tunis without incident. Throughout the year, further internal control improvements focused on completing the implementation of the Bank's main treasury management Information Technology systems to reduce the ambient level of operational risk in the Bank's trading activities and to facilitate reporting of its financial instruments in compliance with international accounting standards. In addition, the Bank began the process of launching the implementation of an internationally recognized internal control framework, with a view to consolidate and enhance the existing internal control processes.

                           ADMINISTRATION OF THE BANK

Board of Governors

     All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercise the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

     The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, including the power to increase or decrease the authorised capital and approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

     The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one-quarter of the total voting power of the members.

Board of Directors

     Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. The Board of Directors is composed of eighteen members who shall not be Governors or Alternate Governors. Twelve members are elected by the Governors representing the RMCs, and six members are elected by the Governors representing the non-regional member countries. Each Director appoints an Alternate Director who acts for him when he is not present. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when he is acting in place of the absent Director.

     Members of the Board of Directors of the Bank as at 31 December 2003 are listed below. Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms.

Board of Directors - Countries Represented as at 31 December 2003

Regional Member Countries

F. Samir                             Morocco, Togo and Tunisia
E.B. Simpson (Ms)                    Ghana, Gambia, Liberia, Sierra Leone and
                                     Sudan
M. Ngidi                             Botswana, Angola, Mozambique, Namibia and
                                     Zimbabwe
P.S. Khaemba                         Kenya, Eritrea, Ethiopia, Uganda, Tanzania,
                                     Rwanda and Seychelles
F.A.H. Shakweer                      Egypt and Djibouti
A.F. Julies                          South Africa, Malawi, Mauritius, Lesotho,
                                     Swaziland and Zambia
A. Fontes                            Cape Verde, Benin, Burkina Faso, Chad,
                                     Comoros, Gabon, Mali, Niger and Senegal
P.H. Dacoury-Tabley                  Cote d'Ivoire, Guinea and Equatorial Guinea
A.T. Tabib                           Libya, Mauritania and Somalia
H.J.C. Andze-Olinga                  Cameroon, Burundi, Central African
                                     Republic, Congo and Dem. Rep. of Congo
O. Bougara                           Algeria, Guinea Bissau and Madagascar
M.L. Sani                            Nigeria and Sao Tome & Principe

Non-Regional Member Countries

V. Ducklau                           Germany, The Netherlands, Portugal and
                                     The United Kingdom
E. Fiil                              Denmark, Finland, India, Norway, Sweden and
                                     Switzerland
F. Perrault                          France, Italy and Belgium
Y. Ozaki                             Japan, Argentina, Austria, Brazil and Saudi
                                     Arabia
C.S. Perry (Ms)                      United States of America
F. Arsenault                         Canada, China, Korea, Kuwait, and Spain

President and Management

     The Board of Governors, on the recommendation of the Board of Directors, elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Agreement provides that the President shall be a national of a regional member country. On the recommendation of the President of the Bank, the Board of Directors appoints one or more Vice- Presidents. The President is elected for a term of five years and may be re- elected provided that no person may be elected President for more than two successive five-year terms.

     The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. He may participate in meetings of the Board of Governors but has no vote. He is also the chief executive officer of the Bank and conducts, under the direction of the Board of Directors, the current business of the Bank. The President is the legal representative of the Bank. The principal officers of the Bank as at 31 December 2003 are listed below.

Principal Officers as at 31 December 2003

Presidency
O. Kabbaj                            President
K. Voltaire                          Director of Cabinet of the President
C.I. Fall                            Secretary General
A. Akin-Olugbade                     General Counsel and Director, Legal
                                     Department
G. Giorgis                           Director, Operations Evaluation Department
E.R. Ouko                            Director, Internal Audit Department
                                     Ombudsman

Corporate Management
O. Kane                              Vice President
G.A. Geenen                          Director, Human Resources Management
                                     Department
I. N'diaye                           Director, Information Management and
                                     Methods Department
A.R. Rakotobe                        Director, General Services and Procurement
                                     Department
V.N. Mbarga                          Head, Language Services Unit

Finance
A. Bahgat                            Vice President
C. Boamah                            Director, Financial Control Department
A. Oteh                              Director, Treasury Department
T. Turner                            Director, Financial Management Department

Policy, Planning and Research
C. Boucher                           Vice President
P. Afrika                            Director, Operations Policies and Review
                                     Department
H. Kifle                             Acting Director, Planning and Budgeting
                                     Department
H. Kifle                             Director, Development Research Department
Y. Vyas                              Head, Sustainable Development and Poverty
                                     Reduction Unit
J. Mensah-Quainoo                    Head, Procurement Unit

Operations, Central and West
O.O. Ogunjobi                        Vice President
Z. El Bakri                          Director, Social Development Department
L. Chakroun                          Director, Country Operations - Central
                                     Department
G. Mbesherubusa                      Director, Infrastructure Department
C.D. Spencer                         Director, Agriculture and Rural Development
J.M. Gharbi                          Director Country Operations - West
                                     Department
C. Ross-Croulet                      Head, Microfinance Unit

Operations, North, East and South
T. Nkodo                             Vice President
K. Bedoumra                          Director, Infrastructure Department
L. Borin                             Director, Private Sector Department
G.E. Taylor-Lewis                    Director, Country Operations - ADB
                                     Department
A. Hamer                             Director, Social Development Department
A. D. Mtegha                         Director, Country Operations - ADF
                                     Department
B.B. Sidibe                          Director, Agriculture and Rural Development
                                     Department

             THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

     The Agreement constitutes the Bank's governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Agreement also contains, among other things, provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

     The Agreement may be amended only by a resolution of the Bank's Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Agreement to date. The Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors whose decision shall be final.

Membership of the Bank

     Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

     Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia has been suspended by the Bank's Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note G of the financial statements included herein).

Legal Status, Immunities and Privileges

     The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

     The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

     The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

     The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

                      GENERAL DESCRIPTION OF THE SECURITIES

     Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) the fiscal or paying agent or agents with respect to the securities.

     Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior ("Senior Securities") and subordinated ("Subordinated Securities"). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

     The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

     The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

                                    TAXATION

     The Securities and the interest on them generally will not be exempt from taxation.

     Under the Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the securities it issues, including the Securities.

      REPORT OF THE EXTERNAL AUDITORS AND ADB FINANCIAL STATEMENTS FOR THE
                      YEARS ENDED 31 DECEMBER 2003 AND 2002

                             TABLE OF CONTENTS PAGES

Reports of the External Auditors                                              41

Balance Sheet - Assets                                                        42

Balance Sheet - Liabilities, Reserves and Capital                             43

Statement of Income and Expenses                                              44

Statement of Comprehensive Income and Changes in Reserves                     45

Statement of Cash Flow                                                        46

Notes to the Financial Statements                                             47

[Deloitte (R) LOGO]

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF GOVERNORS OF THE AFRICAN DEVELOPMENT BANK

We have audited the financial statements of the African Development Bank (the
Bank) for the year ended 31 December 2003 which comprise the Balance Sheet, the Statement of Income and Expenses, the Statement of Comprehensive Income and Changes in Reserves, the Statement of Cash Flows and the related Notes A to Y. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement Establishing the Bank.

This report is made solely to the Bank's Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank's Board of Governors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditors

Management is responsible for the preparation of the financial statements in accordance with International Financial Reporting Standards. Our responsibility is to audit the financial statements in accordance with International Standards on Auditing. We report to you our opinion as to whether the financial statements are presented fairly in all material respects. We read the other information published with the financial statements and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information unless we specifically indicate in writing otherwise.

Basis of audit opinion

We conducted our audits in accordance with International Standards on Auditing. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes an assessment of the financial statements and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the state of affairs of the Bank as at 31 December 2003 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.


/s/ Deloitte & Touche LLP
-------------------------
    Deloitte & Touche LLP
    Chartered Accountants
    London
    31 March 2004

                                                        [Deloitte & Touche LOGO]

Deloitte & Touche
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Tel: National 020 7936 3000
International + 44 20 7936 3000
Fax (Gp. 3): 020 7583 1198
LDE : DX 599
www.deloitte.co.uk

                INDEPENDENT AUDITORS' REPORT TO THE GOVERNORS OF
                          THE AFRICAN DEVELOPMENT BANK

     We have audited the financial statements of the African Development Bank (the Bank) for the year ended 31 December 2002 which comprise the Balance Sheet, the Statement of Income and Expenses, the Statement of Comprehensive Income and Changes in Reserves, the Statement of Cash Flows and the related Notes A to Y. These financial statements have been prepared under the accounting policies set out therein, for the purpose of submitting approved and audited financial statements to the Board of Governors as required by Article 32(d) of the Agreement Establishing the Bank.

     This report is made solely to the Bank's Board of Governors, as a body, in accordance with Article 32(d) of the Agreement Establishing the Bank. Our audit work has been undertaken so that we might state to the Bank's Board of Governors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and its Board of Governors as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of management and auditors

     Management is responsible for the preparation of the financial statements in accordance with International Financial Reporting Standards. Our responsibility is to audit the financial statements in accordance with International Standards on Auditing.

     We report to you our opinion as to whether the financial statements are presented fairly in all material respects.

     We read the other information published with the financial statements and consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information unless we specifically indicate in writing otherwise.

Basis of audit opinion

     We conducted our audit in accordance with International Standards on Auditing. An audit includes examining, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the financial statements and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

     In our opinion the financial statements present fairly, in all material respects, the state of the Bank's affairs as at 31 December 2002 and of its profit for the year then ended and have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Deloitte & Touche

Chartered Accountants
London

31 March 2003

Deloitte
& Touche

DELOITTE & TOUCHE LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436 2000
Fax: (212) 436 5000
www.us.deloitte.com

                         REPORT OF THE EXTERNAL AUDITORS

            To The Board of Governors of the African Development Bank

     We have audited the accompanying financial statements of the African Development Bank (the Bank). These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of the African Development Bank as of 31 December, 2001, and 2000, and the results of its operations and its cash flows for the years then ended in accordance with International Accounting Standards.

DELOITTE & TOUCHE LLP

28 March 2002

                            AFRICAN DEVELOPMENT BANK

                                  BALANCE SHEET

                                     ASSETS

                                                                 For the years ended 31 December,
                              --------------------------------------------------------------------------------------------------
                                        2003                     2002                     2001                     2000
                              -----------------------   ----------------------   ----------------------   ----------------------
                                  UA           US$          UA          US$          UA          US$          UA          US$
                              ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                                               (Expressed in Thousands of UA & US$ - Note B)
Due from Banks                    66,540       98,876      89,178      121,239      92,968      116,836      52,151       67,948

Demand Obligations                 3,800        5,647       6,830        9,285      27,940       35,113      13,740       17,902

Amounts Receivable from
   Currency Swaps
Currency swaps receivable
   Borrowings (Notes B & O)      214,184      318,271     143,110      194,561     132,278      166,238     108,955      141,959
Currency swaps receivable
   Investments (Notes
   B & I)                         39,726       59,032       6,000        8,157       3,490        4,386     147,161      191,738
                              ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                                 253,910      377,303     149,110      202,718     135,768      170,624     256,116      333,696

Investments (Notes B & I)      4,135,862    6,145,767   1,972,621    2,681,818   2,071,256    2,603,010   1,808,452    2,356,250
Non Negotiable Instruments
   on Account of Capital
   (Note H)                       41,809        62127      57,481       78,147      62,782       78,900      60,596       78,951
Accounts Receivable
Accrued income on loans and
   Investments                   168,704      250,689     213,730      290,570     301,375      378,747     144,771      188,624
Other Amounts receivable          35,196       52,300      51,446       69,942      31,865       40,046      68,179       88,831
                              ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                                 203,900      302,989     265,176      360,512     333,240      418,793     212,950      277,455

Loans (Note B, J, S & T)
Disbursed and Outstanding      5,612,240    8,339,620   5,967,662    8,113,156   6,465,811    8,125,779   6,565,595    8,554,379
Less: Accumulated Provision
   for Loan Loss                (469,090)    (697,054)   (491,664)    (668,427)   (494,169)    (621,037)   (421,480)    (549,151)
                              ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                               5,143,150    7,642,566   5,475,998    7,444,729   5,971,642    7,504,742   6,144,115    8,005,229

Equity Participation
   (Note K) ADF                  111,741      166,044     111,741      151,914     111,741      140,428     111,741      145,588
Other Institutions                70,361      104,554      70,066       95,256      66,742       83,877      66,727       86,939
                              ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                                 182,102      270,598     181,807      247,170     178,483      224,305     178,468      232,528

Less: Accumulated Provision
   for Equity Losses             (17,878)     (26,566)    (17,969)     (24,429)    (18,918)     (23,775)    (13,460)     (17,537)
                              ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                                 164,224      244,032     163,838      222,741     159,565      200,530     165,008      214,991

Other Assets
Fixed Assets (Note L)             20,773       30,868      16,332       22,204      17,952       22,561      14,920       19,439
Miscellaneous                        571          848         363          493         430          540         693          903
                              ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
                                  21,344       31,716      16,695       22,697      18,383       23,102      15,613       20,342
                              ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
TOTAL ASSETS                  10,034,539   14,911,024   8,196,927   11,143,886   8,873,543   11,151,648   8,728,741   11,372,764
                              ----------   ----------   ---------   ----------   ---------   ----------   ---------   ----------

 The accompanying notes to the Financial Statements form part of this statement.

                            AFRICAN DEVELOPMENT BANK

                                 BALANCE SHEET

                       LIABILITIES, RESERVES AND CAPITAL

                                                                 For the years ended 31 December,
                             ------------------------------------------------------------------------------------------------------
                                       2003                      2002                      2001                      2000
                             ------------------------  ------------------------  ------------------------  ------------------------
                                 UA           US$           UA          US$           UA          US$           UA           US$
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                               (Expressed in Thousands of UA & US$ - Note B)
Accounts Payable
Accrued Financial charges         95,031      141,213       90,964      123,667      137,706      173,059      150,193      195,688
Other Accounts payable            99,736      148,205      141,380      192,209      245,275      308,245      146,922      191,426
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                 194,767      289,418      232,344      315,876      382,981      481,304      297,115      387,114

Securities Sold under
   Agreements to Repurchase
   and Payable for Cash
   Collateral Received           113,907      169,262           --           --           --           --           --           --
Amount Payable for Currency
   Swaps
Currency swaps payable
   Borrowings (Notes B & O)      336,395      499,873       41,606       56,564       49,469       62,169       16,923       22,049
Currency swaps payable
   Investments (Notes B & I)      59,690       88,698       20,226       27,498       15,338       19,276       46,354       60,395
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                 396,085      588,571       61,832       84,062       64,807       81,445       63,277       82,444

Borrowings (Notes O & P)       5,778,385    8,586,507    4,455,040    6,056,716    5,211,280    6,549,172    5,384,063    7,014,950

Equity
Capital (Notes G, U, & V)
   (in shares of UA 10,000
   each) Authorized           21,870,000   32,498,164   21,870,000   29,732,702   21,870,000   27,484,685   21,870,000   28,494,642
Less: Unsubscribed              (306,296)    (455,147)    (360,119)    (489,589)    (378,991)    (476,289)  (1,322,090)  (1,722,564)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Subscribed Capital            21,563,704   32,043,017   21,509,881   29,243,113   21,491,009   27,008,396   20,547,910   26,772,077

Less: Callable Capital       (19,382,767) (28,802,210) (19,375,525) (26,341,414) (19,395,208) (24,374,540) (18,531,084) (24,144,335)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Paid-up Capital                2,180,937    3,240,807    2,134,356    2,901,700    2,095,801    2,633,856    2,016,826    2,627,743
Add: Amounts paid in
   advance                           263          391          241          328          253          318          293          382
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                               2,181,200    3,241,198    2,134,597    2,902,027    2,096,054    2,634,174    2,017,119    2,628,125
Less: Amounts in arrears         (12,698)     (18,869)      (9,533)     (12,960)     (18,249)     (22,934)     (19,783)     (25,775)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                               2,168,502    3,222,329    2,125,064    2,889,067    2,077,805    2,611,240    1,997,336    2,602,349
Cumulative Exchange
   Adjustment on
   Subscriptions (Note G)       (145,330)    (215,956)    (141,991)    (193,040)    (129,612)    (162,887)    (126,835)    (165,255)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                               2,023,172    3,006,373    1,983,073    2,696,027    1,948,193    2,448,353    1,870,501    2,437,095
Reserves
Special Reserve (Note F)              --           --           --           --      299,456      376,335      293,349      382,207
General Reserve (Note F)       1,862,521    2,767,650    1,693,413    2,302,229    1,214,403    1,526,177    1,131,289    1,473,968
Net Income for the year
   after appropriation to
   Special Reserve (Note F)      117,412      174,471      226,060      307,333      201,554      253,299      109,911      143,204
Cumulative Currency
   Translation Adjustment
   (Note B)                     (451,710)    (671,228)    (454,835)    (618,357)    (449,131)    (564,436)    (420,764)    (548,218)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Total Reserves                 1,528,223    2,270,893    1,464,638    1,991,205    1,266,282    1,591,375    1,113,785    1,451,162
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Equity                   3,551,395    5,277,266    3,447,711    4,687,232    3,214,475    4,039,728    2,984,286    3,888,256
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
TOTAL LIABILITIES & EQUITY    10,034,539   14,911,024    8,196,927   11,143,886    8,873,543   11,151,648    8,728,741   11,372,764
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

The accompanying notes to the Financial Statements form part of this Statement.

                            AFRICAN DEVELOPMENT BANK
                           ORDINARY CAPITAL RESOURCES
                        STATEMENT OF INCOME AND EXPENSES

                                                               For the years ended 31 December,
                                     -------------------------------------------------------------------------------------
                                             2003                  2002                  2001                  2000
                                     -------------------   -------------------   -------------------   -------------------
                                        UA         US$        UA         US$        UA         US$        UA         US$
                                     --------   --------   --------   --------   --------   --------   --------   --------
                                                             (Expressed in Thousands of UA & US$ - Note B)
OPERATIONAL INCOME & EXPENSES
Income on loans
Interest                              315,052    468,158    389,002    528,856    433,719    545,068    421,831    549,608
Commitment charges                      7,795     11,583     20,325     27,632      7,993     10,045      9,455     12,319
Statutory commission                    2,608      3,875      5,492      7,466      6,107      7,675      6,875      8,958
Income from investments (Note I)       99,767    148,251     74,011    100,619    121,318    152,464     89,526    116,644
                                     --------   --------   --------   --------   --------   --------   --------   --------
Total Income from loans and
   investments                        425,222    631,867    488,830    664,574    569,137    715,252    527,687    687,529
                                     --------   --------   --------   --------   --------   --------   --------   --------
Borrowing expenses (Note O)
Interest                             (215,308)  (319,941)  (254,309)  (345,738)  (345,205)  (433,830)  (334,663)  (436,036)
Amortisation of issuance costs         (4,284)    (6,366)    (4,377)    (5,951)    (4,246)    (5,336)    (5,000)    (6,515)
Provision for loan losses (Note J)     21,507     31,959     (3,492)    (4,747)   (53,799)   (67,611)   (37,357)   (48,673)
                                     --------   --------   --------   --------   --------   --------   --------   --------
Net operational income                227,137    337,519    226,652    308,138    165,887    208,475    150,667    196,306
                                     --------   --------   --------   --------   --------   --------   --------   --------
Other Expenses, net
Administrative expenses (Note M)      148,067    220,023    113,831    154,755    103,540    130,122     93,788    122,197
Management fees (Note N)             (102,931)  (152,952)   (81,559)  (110,881)   (73,188)    91,978    (64,013)   (83,403)
                                     --------   --------   --------   --------   --------   --------   --------   --------
                                       45,136     67,071     32,272     43,874     30,352     38,144     29,775     38,794
                                     --------   --------   --------   --------   --------   --------   --------   --------

Other income                           (2,617)    (3,889)    (1,248)    (1,697)    (1,404)    (1,764)    (1,662)    (2,165)
Depreciation                            5,571      8,278      5,509      7,490      5,624      7,068      3,999      5,210
Provisions for equity investments       1,682      2,499         56         76      5,875      7,383      1,688      2,199
Loss (gain) on exchange                  (968)    (1,438)     1,208      1,642         91        114         81        106
                                     --------   --------   --------   --------   --------   --------   --------   --------
Total other expenses (net)             48,804     72,521     37,797     51,386     40,538     50,945     33,881     44,144
                                     --------   --------   --------   --------   --------   --------   --------   --------

Operating Income                      178,333    264,998    188,855    256,752    125,349    157,530    116,786    152,162

Unrealised net gains on
   non-trading derivatives - IAS
   39 adjustment (Notes B & O)        (60,921)   (90,527)    37,205     50,581     82,312    103,444         --         --
                                     --------   --------   --------   --------   --------   --------   --------   --------
Net Income                            117,412    174,471    226,060    307,333    207,661    260,974    116,786    152,162
                                     --------   --------   --------   --------   --------   --------   --------   --------

          The accompanying notes to the Financial Statements form part of this Statement.

                            AFRICAN DEVELOPMENT BANK

           STATEMENT OF COMPREHENSIVE INCOME AND CHANGES IN RESERVES

                                                                 For the years ended 31 December,
                                  ---------------------------------------------------------------------------------------------
                                           2003                    2002                    2001                    2000
                                  ---------------------   ---------------------   ---------------------   ---------------------
                                      UA         US$          UA         US$          UA         US$          UA          US$
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                          (Expressed in Thousands of UA & US$ - Note B)
Net Income                          117,412     174,471     226,060     307,333     207,661     260,974     116,786     152,162

Other Comprehensive Income/
   (Losses) :
IAS 39 Transition Adjustment             --          --          --          --     (10,797)    (13,569)         --          --

Currency Translation Adjustment       3,125       4,643      (5,704)     (7,755)    (28,367)    (35,650)       (184)       (240)
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total Other Comprehensive
   Income/(Loss)                      3,125       4,644      (5,704)     (7,755)    (39,164)    (49,219)       (184)       (240)
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
COMPREHENSIVE INCOME                120,537     179,115     220,356     299,578     168,497     211,755     116,602     151,922
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Reserves at 1 January:

General                           1,919,473   2,852,279   1,415,957   1,925,022   1,241,200   1,559,853   1,150,289   1,498,723

Special                                  --          --     299,456     407,116     293,349     368,660     286,474     373,250
Cumulative Currency Translation
   Adjustment                      (454,835)   (675,871)   (449,131)   (610,603)   (420,764)   (528,787)   (420,580)   (547,978)
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total Reserves at 1 January       1,464,638   2,176,408   1,266,282   1,721,536   1,113,785               1,016,183   1,323,995
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Board of Governors-approved
   allocation/transfers:
Post Conflict Assistance-
   Democratic Republic of Congo     (12,952)    (19,246)         --          --          --          --          --          --
African Development Fund*           (25,000)    (37,149)    (10,000)    (13,595)    (10,000)    (12,567)    (10,000)    (13,029)
Highly Indebted Poor Countries       (9,000)    (13,374)     (6,000)     (8,157)     (6,000)     (7,540)     (6,000)     (7,817)
Special Relief Fund                 (10,000)    (14,860)     (5,000)     (6,798)         --          --      (3,000)     (3,909)
Technical Assistance Fund for
   ADB-only countries                    --          --      (1,000)     (1,360)         --          --          --          --
Total net income allocation/
   transfers                        (56,952)    (84,629)    (22,000)    (29,909)    (16,000)    (20,108)    (19,000)    (24,755)
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Reserves at the end of the year   1,528,223   2,270,894   1,464,638   1,991,205   1,266,282   1,591,375   1,113,785   1,451,162
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Reserves at the end of the year
   composed of:

General                           1,979,933   2,942,121   1,919,473   2,609,562   1,415,957   1,779,476   1,241,200   1,617,172

Special                                  --          --          --          --     299,456     376,335     293,349     382,207
Cumulative Currency Translation
   Adjustment                      (451,710)   (671,227)   (454,835)   (618,358)   (449,131)   (564,436)   (420,764)   (548,218)
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

TOTAL RESERVES AT THE
END OF THE YEAR                   1,528,223   2,270,894   1,464,638   1,991,204   1,266,282   1,591,375   1,113,785   1,451,162
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

          The accompanying notes to the financial statements form part of this Statement.

          * Figure for 2003, includes an exceptional additional allocation in 2003 of UA 15million relating to the temporary relocation of the Bank group to Tunis.

                             STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, 2001 AND 2000
                  (Expressed in thousands of UA & US$ - Note B)

                                                              2003                      2002
                                                     ----------------------   -----------------------
                                                         UA          US$          UA           US$
                                                     ---------   ----------   ----------   ----------
CASH FLOWS FROM:

OPERATING ACTIVITIES:

Net income                                             117,412      174,471      226,060      307,333
Adjustments to reconcile net income to net cash
   provided by operating activities:

   Depreciation                                          5,571        8,278        5,509        7,490
   Provision for loan losses                           (21,507)     (31,958)       3,492        4,747
   Changes in unrealized gains on investments           (6,388)      (9,491)       4,173        5,673
   Changes in accrued income on loans and
      investments                                       45,027       66,909       87,646      119,156
   Derivative assets movement                           60,921       90,527      (45,313)     (61,604)
   Changes in accrued financial charges                  3,007        4,468      (50,646)     (68,854)
   Amortization of borrowing costs                       4,284        6,366        4,377        5,951
   Provision for equity losses                           1,682        2,499           56           76
   (Gain)/loss on exchange                                (968)      (1,438)       1,208        1,642
                                                     ---------   ----------   ----------   ----------
   Net cash provided by operating activities           209,041      310,631      236,562      321,611
                                                     ---------   ----------   ----------   ----------
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:

   Disbursements on loans                             (652,322)    (969,331)    (499,769)    (679,446)
   Repayments of loans                               1,028,903    1,528,919    1,002,691    1,363,178
   Investments - Held-to-maturity - maturing
      after 3 months                                  (616,334)    (915,854)  (1,165,278)  (1,584,219)
   Payment of allocation of net income                 (56,952)     (84,629)     (22,000)     (29,909)
   Changes in other assets                             (10,192)     (15,145)       1,687        2,294
   Changes in other receivables and payables           (37,866)     (56,268)    (121,994)    (165,853)
   Equity participations - movement                     (6,706)      (9,965)      (6,308)      (8,576)
                                                     ---------   ----------   ----------   ----------
   Net cash used in ending and development
      activities                                      (351,469)    (522,273)    (810,971)  (1,102,531)

FINANCING ACTIVITIES:

   New issues                                        2,189,615    3,253,702      944,141    1,283,579
   Repayments on borrowings                           (677,152)  (1,006,228)  (1,649,270)  (2,242,216)
   Net cash from currency swaps                        (41,683)     (61,940)     (31,953)     (43,441)
   Net cash from capital subscriptions                  57,144       84,914       52,560       71,456
                                                     ---------   ----------   ----------   ----------
   Net cash provided by financing activities         1,527,924    2,270,448     (684,522)    (930,621)

Effect of exchange rate changes on:
   Cash and investments                                 33,898       50,371       (2,202)      (2,994)
   Loan repayments                                     (21,160)     (31,443)      (4,773)      (6,489)
                                                     ---------   ----------   ----------   ----------
Increase/(decrease) in cash and investments          1,398,234    2,077,734   (1,265,906)  (1,721,025)
Cash and investments at beginning of the year          866,256    1,287,230    2,132,162    2,898,717
                                                     ---------   ----------   ----------   ----------
Cash and investments at the end of the year          2,264,490    3,364,964      866,256    1,177,692
                                                     =========   ==========   ==========   ==========
Composed of:

   Investments - trading portfolio                   2,293,272    3,407,733      798,918    1,086,145
   Unrealized gains on trading portfolio               (22,429)     (33,329)     (16,040)     (21,807)
   Swaps on investments - net                          (19,964)     (29,666)     (14,226)     (19,341)
   Investments - Held-to-maturity - maturing
      within 3 months                                   60,978       90,611        8,426       11,455
   Securities sold under agreements to repurchase
      and payable for cash collateral received        (113,907)    (169,262)          --           --
   Cash                                                 66,540       98,876       89,178      121,239
                                                     ---------   ----------   ----------   ----------
                                                     2,264,490    3,364,964      866,256    1,177,692
                                                     =========   ==========   ==========   ==========
Supplementary disclosure:
(Decrease)/increase resulting from exchange rate
   fluctuations:
Loans                                                  (21,160)     (31,443)      (4,773)      (6,489)
Borrowings                                            (123,770)    (183,919)     (61,104)     (83,072)
Currency swaps                                         130,426      193,809       66,855       90,891

                                                               2001                     2000
                                                     -----------------------   ---------------------
                                                         UA           US$          UA         US$
                                                     ----------   ----------   ---------   ---------
CASH FLOWS FROM:

OPERATING ACTIVITIES:

Net income                                              207,661      260,973     116,786     152,162
Adjustments to reconcile net income to net cash
   provided by operating activities:

   Depreciation                                           5,624        7,067       3,999       5,210
   Provision for loan losses                             53,799       67,611      37,357      48,673
   Changes in unrealized gains on investments           (11,695)     (14,698)     (9,512)    (12,393)
   Changes in accrued income on loans and
      investments                                      (156,603)    (196,807)     24,699      32,181
   Derivative assets movement                           (35,590)     (44,727)         --          --
   Changes in accrued financial charges                  (9,982)     (12,545)      8,190      10,671
   Amortization of borrowing costs                        4,246        5,336       5,000       6,515
   Provision for equity losses                            5,875        7,383       1,688       2,199
   (Gain)/loss on exchange                                   91          114          81         106
                                                     ----------   ----------   ---------   ---------
   Net cash provided by operating activities             63,426       79,707     188,288     245,324
                                                     ----------   ----------   ---------   ---------
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:

   Disbursements on loans                              (484,754)    (609,205)   (410,940)   (535,418)
   Repayments of loans                                  492,956      619,513     626,855     816,736
   Investments - Held-to-maturity - maturing
      after 3 months                                         --           --          --          --
   Payment of allocation of net income                       --           --          --          --
   Changes in other assets                               (8,392)     (10,547)     (5,331)     (6,946)
   Changes in other receivables and payables            108,002      135,729      11,604      15,119
   Equity participations - movement                     (4,551)       (5,719)     (6,309)     (8,220)
                                                     ----------   ----------   ---------   ---------
   Net cash used in ending and development
      activities                                        103,261      129,771     215,879     281,271

FINANCING ACTIVITIES:

   New issues                                         1,584,223    1,990,941     736,970     960,206
   Repayments on borrowings                          (1,565,866)  (1,967,871)   (499,964)   (651,408)
   Net cash from currency swaps                         (50,279)     (63,187)     17,527      22,836
   Net cash from capital subscriptions                   78,283       98,381      67,077      87,395
                                                     ----------   ----------   ---------   ---------
   Net cash provided by financing activities             46,361       58,264     321,610     419,029

Effect of exchange rate changes on:
   Cash and investments                                 (33,779)     (42,449)    (29,722)    (38,728)
   Loan repayments                                           --           --          --          --
                                                     ----------   ----------   ---------   ---------
Increase/(decrease) in cash and investments             179,269      225,293     696,055     906,896
Cash and investments at beginning of the year         1,952,893    2,454,259   1,256,838   1,637,547
                                                     ----------   ----------   ---------   ---------
Cash and investments at the end of the year           2,132,162    2,679,552   1,952,893   2,544,443
                                                     ==========   ==========   =========   =========
Composed of:

   Investments - trading portfolio                    2,071,256    2,603,010   1,808,452   2,356,250
   Unrealized gains on trading portfolio                (20,214)     (25,404)     (8,517)    (11,097)
   Swaps on investments - net                           (11,848)     (14,890)    100,807     131,342
   Investments - Held-to-maturity - maturing
      within 3 months                                        --           --          --          --
   Securities sold under agreements to repurchase
      and payable for cash collateral received               --           --          --          --
   Cash                                                  92,968      116,836      52,151      67,948
                                                     ----------   ----------   ---------   ---------
                                                      2,132,162    2,679,552   1,952,893   2,544,443
                                                     ==========   ==========   =========   =========
Supplementary disclosure:
(Decrease)/increase resulting from exchange rate
   fluctuations:
Loans                                                    82,207      103,386       8,827      11,501
Borrowings                                             (186,171)    (234,134)    (53,119)    (69,209)
Currency swaps                                          123,276      155,035      49,982      65,122

--------------------------------------------------------------------------------

The accompanying notes to the financial statements form part of this Statement.

                        NOTES TO THE FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note A - Operations and Affiliated Organizations

     The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund); which was established by the Bank and certain countries, and the Nigeria Trust Fund (NTF), which is a special fund administered by the ADB. Notably, each of the ADB, ADF, and NTF has separate assets and liabilities, and the ADB is not liable for their respective obligations. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

Note B - Summary of Significant Accounting Policies

     The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board.

     The significant accounting policies employed by the Bank are summarized below.

     Accounting for Derivatives

     The Bank adopted the International Accounting Standard number 39 (IAS 39), "Financial Instruments: Recognition and Measurement", on January 1, 2001. IAS 39 requires that all derivatives be measured at fair value and reported on the balance sheet. The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make evident the asset/liability and risk management strategy of the Bank and would result in certain hedged instruments being carried at fair value, while other similar hedged instruments are carried at amortized cost. Consequently, the Bank has elected not to define any qualifying hedging relationships, but rather marks all derivatives to fair value, with all changes in fair value recognized in income. The effects of the adoption of IAS 39 relates primarily to the derivatives in the borrowings portfolio. No adjustment is required to the investments portfolio held for trading, since those derivatives were already recorded at fair value.

     Upon adoption of IAS 39, a transition adjustment was made directly to retained earnings. This transition adjustment represented primarily the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments as defined in IAS 39 in the borrowing portfolio and loan portfolio as at January 1, 2001, offset by any gain or losses on those borrowings for which fair value exposure was being hedged.

     Monetary Basis of Financial Statements

     The financial statements are expressed in Units of Account (UA). The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Translation of Currencies

The Bank conducts its operations in numerous currencies. Income and expenses are converted to UA at the rates prevailing on the date of the transaction. Assets and liabilities other than non-monetary items denominated in UA are translated into Units of Account at rates prevailing at the balance sheet dates. The translation difference relating to payments of capital subscriptions denominated at a fixed UA/USD exchange rate (see Note G) and received during the year is reported under Cumulative Exchange Adjustment on Subscriptions at the balance sheet date. All other translation differences are debited or credited directly to retained earnings under Cumulative Currency Translation Adjustment and also reported as part of "Comprehensive Income".

When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Loans

The Bank's loan portfolio comprises loans guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 20 years, including a grace period, which is typically the period of project implementation.

The Bank places in non-accrual status all loans to, or guaranteed by a member country, if principal, interest or other charges with respect to any such loan are overdue by 6 months or more, unless the Bank's management determines that the overdue amount will be collected in the immediate future. Further, management may place a loan in non-accrual status even if it is not yet overdue by 6 months, if the specific facts and circumstances including consideration of events occurring subsequent to the balance sheet date warrant such action. In addition, if loans made by the ADF or the NTF to a member country are placed in non-accrual status, all loans made to or guaranteed by that member country are also placed in non-accrual status by the Bank. When a loan is placed in non-accrual status, all related unpaid interest and other charges are reversed against current income. Interest and other charges on loans in non-accrual status are included in income only when actually received by the Bank. In general, loans are returned to accrual status immediately after the related arrears have been cleared. However, certain loans that have become current may continue to be carried in non-accrual status until after a period of satisfactory performance.

The Bank may experience delays in receiving loan repayments from certain borrowers. The Bank maintains a general provision for possible loan losses based on an assessment of the collectibility risk of the disbursed and outstanding public sector loan portfolio for the present value losses associated with such delays. For the private sector portfolio, the Bank assesses collectibility risk on a loan-by-loan basis and provides for loan losses accordingly.

It is the Bank's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

DRC Arrears Clearance Plan

In connection with an internationally-coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the

Bank and loan amounts not yet due have been consolidated into new contractual receivables, such that the present value of the new loans equals the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors : a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there is no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. The Bank does not believe that any other borrowers with loans in non-accrual status currently meet these eligibility criteria.

A special account, separate from the assets of the Bank, has been established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors of the Bank may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the Annual General Meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank. The amount of income from the DRC consolidated loan included in the reported earnings is disclosed in Note J.

Equity Investments

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, or public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders, and mobilizing flow of domestic and external resources to financially viable projects which also have significant economic merit.

The Bank's participation in the equity of any institution should not exceed twenty five percent (25%) of the total equity capital of the institution. The Bank will therefore not seek a controlling interest in the companies in which it invests but will closely monitor its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments are stated at cost less provision for losses on those investments for which there is a significant and lasting decline in value.

Fixed Assets

Land is stated at cost, including charges for reclamation. No depreciation is provided.

Buildings are shown at cost less accumulated depreciation. Depreciation is calculated at a rate which is expected to amortize the cost in equal annual installments over the useful life, which is estimated at between 15 to 20 years. Financial charges incurred in connection with funds borrowed for the construction of buildings are capitalized during the construction period. Major improvements are depreciated over the remaining period of the esti-mated useful life of the building concerned. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the improvement.

Fixtures and fittings, furniture and equipment, and motor vehicles are stated at cost less accumulated depreciation. Such assets are depreciated on a straight line basis with no salvage values. Fixtures and fittings are depreciated over periods ranging from 6 to 10 years. Furniture and equipment are depreciated over periods ranging between 3 to 7 years. Motor vehicles are depreciated over 5 years.

Borrowings

In the ordinary course of its business, the Bank borrows worldwide in the capital markets. The proceeds of such borrowings are used for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Due to the complex nature of these instruments, the separation of the embedded derivatives from the borrowing contract may result in subjective terms being assigned to the borrowing contract and may not reliably reflect the underlying economic substance of the Bank's borrowing activities. In compliance with IAS 39 and to provide more meaningful disclosure of the Bank's borrowing activities, where it has not been possible to reliably measure such embedded derivatives, the combined contracts associated with these borrowings have been carried at fair value on the balance sheet. Other borrowings are carried on the balance sheet at par value (face value) adjusted for unamortized premiums or discounts. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Borrowing expenses include the amortization of issuance costs, discounts and premiums, which is determined on an effective yield basis.

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost savings opportunities and to lower its funding costs. These instruments include currency swaps and interest rate swaps. The derivatives are used to modify the interest rate or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement. Prior to IAS 39, all borrowings-related derivatives were recorded on a historical cost basis. However, upon adoption of IAS 39 these derivatives are carried at market value on the balance sheet. The Bank uses trade date for recording its borrowing transactions.

Investments

Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as held-to-maturity and reported at amortized cost. All other investment securities are held in a trading portfolio and, due to their nature and the Bank's policies governing the level and use of such investments, they are classified as an element of liquidity in the Statement of Cash Flows. Held-to-maturity investments maturing within 3 months from the balance sheet date are also included in liquidity in the Statement of Cash Flows. Investments in the trading portfolio, recorded on trade date basis, are carried and reported at market values and related unrealized gains and losses are included in income.

The Bank uses derivative instruments, such as over-the-counter foreign exchange forwards, currency swaps, cross currency interest rate swaps and interest rate swaps, in the management of its trading portfolio. These derivatives are carried at market value and related gains and losses are included in trading income.

Securities purchased under resale agreements and securities sold under repurchase agreements are reported at market rates. Securities sold under repurchase agreements were all outstanding as at end of the year. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities, and if necessary may require additional collateral.

Fair Value Disclosure

Unless otherwise specified, financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however; the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount reported in the Balance Sheet is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Swaps: Fair values for the Bank's interest rate and currency swaps are based on quoted market prices or pricing models and represent the amounts that the Bank would receive or pay to terminate the agreements based upon market quotes.

Borrowings: The fair values of the Bank's borrowings are based on quoted market prices, where available, or at par where market prices are not available.

Loans: ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of multiple currency fixed rate loans is based on the discounted cash flows using the rate at which the Bank could undertake borrowings of comparative maturities. The estimated fair value of variable and floating rate loans as well as single currency fixed rate loans is considered to approximate carrying value.

Post Retirement Benefits

The Bank maintains a defined benefit pension plan for its employees which provides benefit payments to participants upon retirement. Actuarial gains or losses that arise on post retirement benefits are recognized in the income statement in accordance with IAS19. At the beginning of the reporting period, the unrecognized net actuarial gains or losses are compared with the greater of 10 percent of the present value of the defined benefit obligation and 10 percent of the plan assets. Any excess is recognized in the income statement as an actuarial gain or loss over the expected average remaining working lives of the employees participating in the plan.

With effect from January 2003, the Bank revised its Staff Medical Benefit Plan to include the following elements: (a) medical coverage for staff members and retired staff members of the Bank as well as survivors of staff members and staff on disability pension together with their dependants; (b) staff members or retirees contribute a percentage of their salary or pension up to a defined upper limit toward the financing of the plan. The Bank also contributes twice the total staff contribution toward the medical plan, (c) establishment of a Medical Benefits Plan Board which oversees the management and activities of the benefit plan and a trust account to which contributions from the Bank, staff, and retirees are deposited.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under International Accounting Standards, are excluded from net income. For the Bank, comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income and Changes in Reserves.

Accounting Estimates

The preparation of financial statements in conformity with International Accounting Standards requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent liabilities. Actual results could differ from such estimates. Significant judgment has been used in the estimation of fair values of loans and borrowings, and in the determination of the accumulated provision for loan losses.

Reclassifications

Certain reclassifications of prior year's amounts have been made to conform to the presentation in the current period. These reclassifications did not have an income statement impact.

Note C - Exchange rates

The rates used for translating currencies into Units of Account at December 31, 2003, and 2002 are as follows:

                                                       2003             2002
--------------------------------------------------------------------------------
1 UA = SDR =    Algerian Dinar                        100.629000      105.702000
                Angolan Kwanza                        112.941000       62.828900
                Botswana Pula                           6.420470        7.398040
                Brazilian Real                          4.292080        4.802520
                Canadian Dollar                         1.920470        2.147500
                Chinese Yuan                           12.298900       11.212300
                CFA Franc                             771.760000      850.376000
                Danish Kroner                           8.820990        9.628440
                Egyptian Pound                          8.881020        5.958360
                Ethiopian Birr                         11.854700       11.338000
                Euro                                    1.176540        1.296390
                Gambian Dalasi                         39.053800       25.458500
                Ghanaian Cedi                      12,533.600000   10,937.000000
                Guinean Franc                       2,756.060000    2,606.520000
                Indian Rupee                           67.775000       65.298000
                Japanese Yen                          158.575000      162.414000
                Kenyan Shilling                       110.614000      105.280000
                Korean Won                          1,779.890000    1,621.700000
                Kuwaiti Dinar                           0.437915        0.407082
                Libyan Dinar                            1.932370        1.644740
                Mauritian Rupee                        40.269600       38.984200
                Moroccan Dirham                        13.212000       14.018000
                Nigerian Naira                        199.497000      167.377000
                Norwegian Krone                        9.9188600        9.470060
                Pound Sterling                         0.8326190        0.843483
                Sao Tome Dobra                     13,426.400000   12,146.900000
                Saudi Arabian Riyal                     5.572400        5.098220
                South African Rand                      9.866800       11.746300
                Swedish Krona                          10.771500       11.954200
                Swiss Franc                             1.838000        1.885390
                Tunisian Dinar                          1.810980        1.826890
                Ugandan Shilling                    2,837.830000    2,439.990000
                United States Dollar                    1.485970        1.359520
                Zimbabwean Dollar                   1,183.290000       73.060500
--------------------------------------------------------------------------------

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

Note D - Special Funds

     Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At December 31, 2003 and 2002, the following funds were held separately from those of the ordinary capital resources:

     1. The Nigeria Trust Fund was established under an agreement signed on February 26, 1976 (the Agreement) between the Bank and the Federal Republic of Nigeria. The Agreement stipulates that the Fund shall be in effect for a period of 30 years from the date of the Agreement and that the resources of the Fund shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The initial capital of this Fund was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

     During May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$
     7.38 million) was made on September 13, 1985.

     The summary of the resources and the assets of the Nigeria Trust Fund at December 31, 2003 and 2002 are summarized below:

     (UA thousands)                                              2003      2002
     --------------------------------------------------------------------------
     Contribution received                                    128,586   128,586
     Funds generated (net)                                    356,345   345,452
                                                             --------   -------
     Adjustment for translation of currencies                (109,475)  (74,255)
                                                             --------   -------
                                                              375,456   399,783

     Represented by:
     Due from banks                                             1,244     2,087
     Investments                                              317,125   338,953
     Interest & charges receivable on loans                     1,067     1,410
     Accrued interest on loans and investments                    720       859
     Other amounts receivable                                     261       247
     Loans outstanding                                         56,004    57,713
                                                             --------   -------
                                                              376,421   401,269
     Less: Current liabilities                                   (965)   (1,486)
                                                             --------   -------
                                                              375,456   399,783
                                                             --------   -------
     --------------------------------------------------------------------------

     2. The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields.

     The resources of the Fund consist of contributions by the Bank, the African Development Fund and various member states.

          The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at December 31, 2003 and 2002 follows:

          (UA thousands)                                        2003      2002
          --------------------------------------------------------------------
          Fund balance                                        42,448    32,602
          Funds generated                                      2,753     3,487
          Funds allocated to SDA                                   1         1
          Less: Relief disbursed                             (32,105)  (28,696)
                                                             -------   -------
                                                              13,097     7,394
                                                             -------   -------
          Represented by:
          Due from Bank                                          951     7,372
          Investments                                         12,145        22
          Accrued interest on investments                          1        --
                                                             -------   -------
                                                              13,097     7,394
                                                             -------   -------
          --------------------------------------------------------------------

          At December 31, 2003, a total of UA 5.22 million (2002 : UA 5.70 million) had been committed but not yet disbursed under the Special Relief Fund.

          3. The Staff Retirement Plan (the Plan), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the Plan, upon completion of 6 months service without interruption of more than 30 days.

          The Plan is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. The Plan is funded through employee and Bank contributions of 7 percent and 14 percent respectively, of pensionable remuneration. The pensionable remuneration is the basic salary grossed up by a tax factor. The tax factor is an average rate intended to compensate for any taxes that might be imposed on the participant's pension income. All contributions to the Plan are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the Plan. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the Plan's liabilities. At December 31, 2003, the bulk of the investments of the Plan were under external management and these were invested in indexed funds, with the objective of matching the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the Plan's anticipated future liabilities.

In accordance with IAS 19, and based on actuarial valuations, the pension expense for 2003 and 2002 for the Bank, the African Development Fund, and the Nigeria Trust Fund combined (the Bank Group) comprised the following:

(UA millions)                                                      2003    2002
--------------------------------------------------------------------------------
Current service cost                                              14.37   13.09
Interest cost                                                      7.56    6.59
Expected return on plan assets                                    (6.22)  (6.03)
Net actuarial loss recognized in the year                          3.15    1.27
                                                                  -----   -----
                                                                  18.86   14.92
Less: Employee contributions                                      (4.39)  (4.07)
                                                                  -----   -----
                                                                  14.47   10.85
                                                                  =====   =====
--------------------------------------------------------------------------------

At December 31, 2003, the Bank Group's liability to the Plan amounted to UA 3.16 million (2002: UA 2.70 million). This liability, which is included in "Other accounts payable" on the balance sheet, comprised the following:

(UA millions)                                                     2003     2002
--------------------------------------------------------------------------------
Change in plan assets:
   Market value of Plan assets at beginning of the year         99.51     96.43
   Expected return on assets                                     6.22      6.03
   Employer's contribution                                      14.01     12.57
   Plan participants' contributions                              4.39      4.07
   Benefits paid                                                (5.57)    (3.44)
   Actuarial loss/ (gain)                                        1.25    (16.15)
                                                               ------    ------
   Market value of Plan assets at end of the year              119.77     99.51
                                                               ------    ------
Change in benefits obligation:
   Benefit obligation at beginning of the year                 145.76    125.36
   Current service cost                                          9.98      9.02
   Employee contributions                                        4.39      4.07
   Interest cost                                                 7.55      6.59
   Actuarial loss/ (gain)                                       (5.37)     4.16
   Benefits paid                                                (5.57)    (3.44)
                                                               ------    ------
   Benefit obligation at the end of the year                   156.74    145.76
                                                               ------    ------
Deficit                                                        (36.93)   (46.25)
Unrecognized actuarial loss                                     33.77     43.55
                                                               ------    ------
Liability at end of the year                                    (3.16)    (2.70)
                                                               ======    ======
--------------------------------------------------------------------------------

There were no unrecognized past service costs at December 31, 2003. Assumptions used in the latest available actuarial valuations at December 31, 2003 and 2002 were as follows:

(In percent)                                                         2003   2002
--------------------------------------------------------------------------------
   Discount rate                                                     5.25   5.25
   Expected return on plan assets                                    6.00   6.00
   Rate of salary increase                                           3.50   4.00
   Future pension increase                                           2.50   2.50
--------------------------------------------------------------------------------

Note E - Trust Funds

     The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies which are translated into Units of Account at exchange rates prevailing at the end of the year.

     1. The Mamoun Beheiry Fund was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

     2. The Arab Oil Fund (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At December 31, 2003, a total of US$ 13.45 million (2002: US$ 13.45 million) had been so repaid.

     3. The Special Emergency Assistance Fund for Drought and Famine in Africa
     (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at December 31, 2003 and 2002 are summarized below:

(UA thousands)                                                  2003       2002
--------------------------------------------------------------------------------
A) Mamoun Beheiry Fund
   Contribution                                                  152        152
   Income from Investments                                       175        164
                                                             -------    -------
                                                                 327        316
   Less: Prize Awarded                                           (13)       (13)
         Gift                                                    (25)       (25)
                                                             -------    -------
                                                                 289        278
                                                             -------    -------
   Represented by:
   Short-term deposits                                           274        263
   Due from banks                                                 13         13
   Accrued Interest                                                2          2
                                                             -------    -------
                                                                 289        278
                                                             -------    -------

B) Arab Oil Fund (contribution of Algeria)
   Net Contribution                                              673        735
                                                             -------    -------
   Represented by:
   Loans Disbursed net of repayments                             673        735
                                                             -------    -------

C) Special Emergency Assistance Fund for
   Drought and Famine in Africa
   Contributions                                              21,187     23,157
   Funds Generated                                             5,002      5,419
                                                             -------    -------
                                                              26,189     28,576
   Relief Granted                                            (22,134)   (23,648)
                                                             -------    -------
                                                               4,055      4,928
                                                             -------    -------
   Represented by:
   Due from banks                                                152        514
   Investments                                                 3,903      4,413
   Accrued Interest                                               --          1
                                                             -------    -------
                                                               4,055      4,928
                                                             -------    -------
   Total Resources & Assets of Trust Funds                     5,017      5,941
                                                             =======    =======
--------------------------------------------------------------------------------

Note F - Reserves and Net Income Allocations

     The total reserves of the Bank comprise General Reserves, net income for the current year to be allocated by the Board of Governors of the Bank and translation gains or losses. The General Reserve represents retained earnings, after allocations of net income by the Board of Governors. In addition, the General Reserve includes a transition adjustment of UA 10.80 million relating to the adoption of IAS 39 on January 1, 2001. On June 3, 2003, the Board of Governors of the Bank approved certain allocations of the Bank's net income for 2002. Such allocations are summarized in the Statement of Comprehensive Income and Changes in Reserves.

     At December 31, 2003, the total reserves of the Bank included UA 53.64 million representing income recognized on the restructured loans to the Democratic Republic of Congo (DRC) but not yet formally allocated to the DRC special account. Under Article 42 of the Agreement Establishing the Bank, the authority for the allocation or distribution of the net income or part thereof of the Bank is vested in the Board of Governors. [Management has proposed for the consideration of the Board of Directors an allocation of the US$ 53.64 million to the DRC Special Account. The decision of the Board of Directors on this proposal will be considered by the Board of Governors at the Annual General Meeting of the Bank.]

Note G - Capital Stock

     The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to
     2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6%) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

     Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

     The subscribed capital increased from UA 21.51 billion as at December 31, 2002 to UA 21.56 billion at December 31, 2003.

     Total unsubscribed shares at December 31, 2003 amounted to UA 306.30 million, comprising UA 170.15 million for shares to be issued upon payment of future cash installments, UA 88.23 million for shares available for reallocation, and UA 47.92 million representing the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia). Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable and UA 5.99 million paid-up shares) are currently held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the pro-ceeds on a pro-rata basis to the successor states. During the year 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

     Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ have been fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Exchange differences also arise when subscriptions are translated at exchange rates prevailing at the balance sheet date. Such conversion differences are debited or credited to the Cumulative Exchange Adjustment on Subscriptions.

     At December 31, 2003 and 2002, the Cumulative Exchange Adjustment on Subscriptions was made up as follows:

     (UA thousands)                                               2003      2002
     ---------------------------------------------------------------------------
     Balance at 1 January                                      141,991   129,612
     Net conversion losses on new subscriptions                  3,339    12,379
                                                               -------   -------
     Balance at December 31                                    145,330   141,991
                                                               =======   =======
     ---------------------------------------------------------------------------

Note H - Non-negotiable Instruments

     Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

     a) Five equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

     b) five equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

     Non-regional members were required to make their payments solely in convertible currencies.

     The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution in Note G above (GCI-IV), is to be paid as follows:

     a) Regional members - 50 percent in five equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five equal annual installments commencing on the fifth anniversary of the first subscription payment date.

     b) Non-regional members - five equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

     Under GCI-V, there is no distinction in payment arrangements between regional and non regional-members. Each member is required to pay for the paid-up portion of its subscribed shares in eight equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Note I - Investments

     As part of the overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

     For government and agency obligations, the Bank may only invest in obligations with a minimum credit rating of AA- issued or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparts with credit ratings of AA- or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

     Income from investments comprised interest income of UA 106.17 million (2002: UA 71.47 million) and net realized and unrealized loss on investments of UA 6.40 million (2002: Gain - UA 2.54 million).

     The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's Asset and Liability Management Guidelines. At December 31, 2003, UA 174.43 million (2002: UA 168.92 million) of government and other obligations were under external management.

     Securities sold under repurchase agreements with a market value of UA
     113.16 million were outstanding at December 31, 2003. These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

A summary of the Bank's trading investments at December 31, 2003 and 2002 follows:

(Amounts in UA millions)

                                                                                                Other               All
                                      US Dollars             Euro                GBP          Currencies         Currencies
                                  -----------------   ------------------   --------------   --------------   -----------------
                                    2003      2002      2003       2002     2003     2002    2003     2002     2003      2002
                                  --------   ------   --------   -------   ------   -----   ------   -----   --------   ------
Time Deposits

Carrying Value                      225.36    62.63     238.62    136.55    32.02   12.73   112.07   16.70     608.07   228.61
Average Balance during the year     218.38    89.71     165.45     86.67    84.96   12.83   164.50   28.07     633.29   217.28
Average Yield (%)                     1.04     1.40       2.13      3.06     3.59    4.40     1.75    9.15       1.85     3.24
Average Maturity (year)               0.05     0.02       0.06      0.03     0.03    0.04     0.22    0.08       0.08     0.03

Asset-Backed Securities

Carrying Value                      405.42   145.37     202.33    151.51       --      --     0.44      --     608.19   296.88
Average Balance during the year     392.85   150.00     140.28    156.25       --      --     0.64      --     533.77   306.25
Average Yield (%)                     1.42     4.22       1.75      3.11       --      --     2.10      --       1.50     3.65
Average Maturity (year)               7.17     0.93      12.84      0.96       --      --     1.06      --       8.93     0.95

Government and Agency
  Obligations

Carrying Value                       65.76    68.24     104.78      7.76       --      --       --    2.45     170.54    78.45
Average Balance during the year      63.72    70.51      72.64      8.01       --      --       --    2.53     136.36    81.05
Average Yield (%)                     2.15     4.12       2.54      3.48       --      --       --    6.24       2.36     4.12
Average Maturity (year)               1.60     0.73       1.10      0.18       --      --       --    0.07       1.34     0.66

Corporate Bonds

Carrying Value                      310.11    32.03     557.64    128.78     6.10    6.10    32.62   28.07     906.47   194.98
Average Balance during the year     300.50    33.09     359.56    133.06    16.20    6.30    47.92   29.01     724.18   201.46
Average Yield (%)                     2.02     4.97       1.75      5.54     2.10    4.69     1.45    1.64       1.85     4.86
Average Maturity (year)               2.44     0.90       1.90      0.83     1.63    0.79       --    0.85       2.12     0.86

Total Trading Investments

Carrying Value                    1,006.65   308.27   1,103.37    424.60    38.12   18.83   145.13   47.22   2,293.27   798.92
Average Balance during the year     975.45   343.31     737.93    383.99   101.16   19.13   213.06   59.61   2,027.60   806.04
Average Yield (%)                     1.57     3.53       1.91      3.95     3.35    4.49     1.68    5.37       1.79     3.89
                                  --------   ------   --------   -------   ------   -----   ------   -----   --------   ------

Swaps (Net)

Carrying Value (net)                 16.03    32.01     (54.83)  (125.58)   (0.07)  57.46    18.91   21.88     (19.96)  (14.23)
Average Balance during the year      15.53    33.08     (38.02)  (129.75)   (0.19)  59.37    27.76   22.60       5.08   (14.70)
Average Yield (%)                     1.02     5.99      10.05      4.05     1.50    5.36     1.10    5.37     (66.09)   (7.64)
Average Maturity (year)               1.67     0.85       2.03      0.63     1.38    0.06     2.30    0.50       2.07     0.78

The investment swaps on a gross
   basis are:

Assets                                                                                                          39.73     6.00
Liabilities                                                                                                    (59.69)  (20.23)
                                                                                                             --------   ------
                                                                                                               (19.96)  (14.23)
                                                                                                             ========   ======

A summary of the Bank's investments held to maturity at December 31, 2003 and 2002 follows:

(Amounts in UA millions)

                                                                                               Other
                                        US Dollars           Euro              GBP           Currencies       All Currencies
                                     ---------------   ---------------   ---------------   --------------   -------------------
                                      2003     2002     2003     2002     2003     2002     2003     2002     2003       2002
                                     ------   ------   ------   ------   ------   ------   ------   -----   --------   --------
Time Deposits

Carrying Value                         3.54     1.04    11.41       --     0.29       --       --      --      15.24       1.04
Average Balance during the year        3.09     1.55     9.44       --     0.27       --       --      --      12.80       1.55
Average Yield (%)                      1.30     1.29     2.30       --     3.58       --       --      --       2.09       1.29
Average Maturity (year)                0.02     0.04     0.01       --     0.04       --       --      --       0.01       0.04

Asset-Backed Securities

Carrying Value                           --   370.67    41.29   148.69     7.96   186.96       --   28.78      49.25     735.10
Average Balance during the year          --   335.05    34.15   140.59     7.31   164.23       --   29.85      41.46     669.72
Average Yield (%)                        --     4.75     4.15     3.03     5.45     3.26       --    1.84       4.38       3.89
Average Maturity (year)                  --     6.15     6.12     6.37     5.50     5.33       --    7.26       6.02       6.03


Government and Agency Obligations

Carrying Value                       475.37       --   270.87    43.52   245.82     8.32   122.30      --   1,114.36      51.84
Average Balance during the year      414.64       --   224.12    43.85   225.82     8.75    74.98      --     939.56      52.60
Average Yield (%)                      4.05       --     4.25     3.75     5.15     5.23     0.80      --       4.10       4.00
Average Maturity (year)                5.82       --     4.35     5.90     4.96     5.05     5.81      --       5.27       5.76

Corporate Bonds

Carrying Value                       217.38   160.32   322.22   122.77   107.79    50.37    16.35   52.26     663.74     385.72
Average Balance during the year      189.57   140.85   266.62   119.02    99.02    48.56    10.03   45.25     565.24     353.68
Average Yield (%)                      5.13     4.12     4.19     3.96     4.86     4.25     1.15    1.68       4.57       3.77
Average Maturity (year)                5.21     6.42     3.12     4.42     5.19     4.56     5.05    7.72       4.16       5.39

Total Held-to-maturity Investments

Carrying Value                       696.29   532.03   645.79   314.98   361.86   245.65   138.65   81.04   1,842.59   1,173.70
Average Balance during the year      607.30   477.45   534.33   303.46   332.42   221.54    85.01   75.10   1,559.06   1,077.55
Average Yield (%)                      4.37     4.55     4.18     3.50     5.07     3.55     0.84    1.74       4.26       3.85
-------------------------------------------------------------------------------------------------------------------------------

The maturity structure of held-to-maturity investments as at December 31, 2003 was as follows:

(Amounts in UA millions)
--------------------------------------------------------------------------------
January 1, 2004 to December 31, 2004                                      346.29
January 1, 2005 to December 31, 2005                                      170.83
January 1, 2006 to December 31, 2006                                      149.82
January 1, 2007 to December 31, 2007                                      193.09
January 1, 2008 to December 31, 2008                                      259.47
January 1, 2009 to December 31, 2009                                      294.43
January 1, 2010 to December 31, 2010                                      260.54
January 1, 2011 to December 31, 2011                                       86.35
January 1, 2012 to December 31, 2012                                       68.32
January 1, 2013 to December 31, 2013                                       13.45
                                                                        --------
Total                                                                   1,842.59
                                                                        ========
--------------------------------------------------------------------------------

Note J - Loans

     The Bank's loan portfolio includes the following:

     Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates. The estimated fair value of these loans is based on the discounted cash flows using the rate at which the Bank could undertake borrowings of comparable maturities.

     Multi-Currency Variable Rate Loans: Effective from July 1, 1990 the Bank introduced variable rate loans in a bid to reduce its interest risk. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to those lenders that benefit from the Bank's loans. The estimated fair value of variable rate loans is considered to approximate carrying value.

     Single Currency Variable Rate Loans: The Bank introduced single currency variable rate loans on October 1, 1997. The lending rate is based on the average cost of the Bank's pool of specific borrowings for each currency comprising of mostly medium- to long-term fixed rate borrowings. It is reset semi-annually and also carries a spread of 50 basis points. The estimated fair value of single currency variable rate loans is considered to approximate carrying value.

     Single Currency Floating Rate Loan: The Bank introduced LIBOR-based single currency floating rate loans with effect from October 1, 1997. The lending rate is tied to 6-month LIBOR or (EURIBOR) in the currencies of the borrower's choice. The lending rate provides a direct pass-through of the Bank's cost of funds, and is reset annually with a spread of 50 basis points. The estimated fair value of single currency floating rate loans is considered to approximate carrying value.

     Single Currency Fixed Rate Loan: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency, fixed rate loans. The lending rate is based on the amortizing swap rate, that is, single fixed rate equivalent of 6 months' LIBOR in the loan currency for value on the rate fixing date. It is based on the Bank's cost of borrowing for funding these loans in the loan currency plus a market risk premium and the bank's standard spread of 50 basis points. The estimated fair value of single currency fixed rate loans is considered to approximate carrying value.

     Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements.

     The Private Sector Loans: These loans are made at market terms and are at variable interest rates and their carrying values are considered to approximate fair value.

          Fair Value

          Loans are expressed in Units of Account, but repaid in the currencies disbursed.

          At December 31, 2003 and 2002, the carrying and estimated fair values of loans were as follows:

          (UA thousands)                                  2003                     2002
          --------------------------------------------------------------------------------------
                                                  Carrying    Estimated    Carrying    Estimated
                                                     Value   Fair Value       Value   Fair Value
                                                 ---------   ----------   ---------   ----------
          Public Sector - Variable rate loans    3,512,990    3,512,990   3,691,857    3,691,857
                          Fixed rate loans       1,870,890    2,163,860   2,106,910    2,133,800

          Private sector - Variable rate loans     183,710      183,710     149,785      149,785
                           Fixed rate loans         44,650       44,650      19,110       19,110
                                                 ---------    ---------   ---------    ---------
                                                 5,612,240    5,905,210   5,967,662    5,994,552

          Accumulated loan loss provision         (469,090)    (469,090)   (491,664)    (491,664)

                                                 ---------    ---------   ---------    ---------
          Net loans                              5,143,150    5,436,120   5,475,998    5,502,888
                                                 =========    =========   =========    =========
          --------------------------------------------------------------------------------------

          Loan Loss Provision

          The movements in the accumulated provision for loan losses for 2003 and 2002 were as follows:

          (UA thousands)                                         2003      2002
          ---------------------------------------------------------------------

          Balance at January 1                                491,664   494,169
          Loan write-offs - Private sector                         --    (5,464)
          Provision for loan losses - Public sector           (29,630)       --
          Provision for the year - Private sector               8,123     3,492
          Translation effects                                  (1,067)     (533)
                                                              -------   -------
          Balance at December 31                              469,090   491,664
                                                              =======   =======
          ---------------------------------------------------------------------

          During the year ended December 31, 2003, provisions on private sector loans of UA 8.12 million (2002: UA 3.49 million) were made. The accumulated provisions on private sector loans at December 31, 2003 amounted to UA 19.64 million (2002: UA 12.59 million).

          Interest rates charged on loans outstanding ranged from 2 percent per annum to 10 percent per annum. At December 31, 2003, loans made to or guaranteed by certain member countries and private sector loans, with an aggregate principal balance of UA 1 188.18 million (2002: UA 851.38 million), of which UA 301.58 million (2002: UA 221.65 million) was overdue, were in non-accrual status. If these loans had not been in non-accrual status, income from loans for the year ended December 31, 2003 would have been higher by UA 80.85 million (2002: UA 33.42 million). The cumulative non-accrued income on loans at December 31, 2003 was UA703.32 million (2002: UA628.87 million).

     Effective July 1, 2002, the outstanding balance and accumulated arrears on interest and charges to the Democratic Republic of Congo (DRC) were restructured into two new consolidated loans. The disbursed and outstanding balances were consolidated into loan "A", while the accumulated arrears on interest and charges were consolidated into a loan "B". Whilst the consolidation of the interest previously due (loan B) had resulted in an increase of UA 361.19 million in receivables outstanding and contractually due from the DRC, the balance sheet exposure to the DRC (loan A) remained unchanged, due to the deferral of the recognition of such interest and charges which were in non-accrual status prior to the restructuring (loan
     B). The consolidated loans carry interest at the rate of 8.97 percent, representing the weighted average interest rate on all the DRC loans prior to the consolidation. The final maturity of the consolidated loan is 20 years, which includes a 2-year grace period. The previous loans had final maturities extending to 2010. Although the consolidated DRC loans are contractually current, they remain in non-accrual status, to allow for a period of satisfactory performance. As at December 31, 2003, the balances outstanding on loans 'A' and 'B'. were UA 346.68 million and UA 355.50 million, respectively. Income for the year ended December 31, 2003 includes UA 53.64 million (2002: UA 12.95 million) recognized on a cash-basis on the DRC consolidated loan.

     Guarantees

     The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At December 31, 2003, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA
     9.86 million (2002: UA 10.27 million).

     Also, the Bank has provided guarantees for securities issued by an entity eligible for the Bank's loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Outstanding guarantee of loan principal of UA 3.58 million at December 31, 2003, representing the maximum potential risk if the payments guaranteed for the entity are not made, was not included in reported loan balance.

     Loan Hedges

     In addition to the swaps on borrowings disclosed in Note "O"; the Bank has entered into interest rate swaps which transform fixed rate income on loans in certain currencies into variable rate income. The fair value of interest rate swaps are included in the Balance Sheet under Accounts Receivable.

     At December 31, 2003 and 2002 the carrying values and fair values of interest rate swaps on some of the Bank's loan portfolio were as follows:

     (UA thousands)                    2003                           2002
     ---------------------------------------------------------------------------------
                               Contract or                    Contract or
                           Notional Amount   Fair Value   Notional Amount   Fair Value
                           ---------------   ----------   ---------------   ----------
     Interest Rate Swaps           728,196      (22,783)          356,279      (22,203)
     ---------------------------------------------------------------------------------

          Heavily Indebted Poor Countries (HIPCs) Initiative

          The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values. Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

          The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions; and release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points, of up to 40 percent of total debt relief is provided whenever possible, within a 15-year horizon. At December 31, 2003, the Board of Directors had approved relief for 16 ADB borrowing countries, of which 6 had reached their completion point. During the year ended December 31, 2003, debt relief of UA 71.69 million (2002: UA 73.11 million) was received on behalf of the ADB borrowing countries.

          Maturity and Currency Composition of Outstanding Loans

          Maturity Distribution as at December 31, 2003
          (Amounts in UA millions)

          ----------------------------------------------------------------------------------------
                                                   Fixed   Floating   Variable
          Period                                    Rate       Rate       Rate      Total      %
          ----------------------------------------------------------------------------------------
          January 1, 2004 to 31 December 2004*    457.68      92.35     659.44   1,209.47    21.55
          January 1, 2005 to 31 December 2005     173.93     114.87     225.72     514.52     9.17
          January 1, 2006 to 31 December 2006     176.83     117.34     214.56     508.73     9.07
          January 1, 2007 to 31 December 2007     172.35     127.49     203.74     503.58     8.97
          January 1, 2008 to 31 December 2008     149.78     133.10     197.75     480.63     8.56

          January 1, 2009 to 31 December 2012     245.68     452.05     648.09   1,345.82    23.98
          January 1, 2013 to 31 December 2016     106.19     286.31     110.80     503.30     8.97
          January 1, 2017 to 31 December 2020     253.95     110.58       0.73     365.26     6.51
          January 1, 2021 to 31 December 2023     179.14       1.79         --     180.93     3.22
                                                --------   --------   --------   --------   ------
          Total                                 1,915.53   1,435.88   2,260.83   5,612.24   100.00
                                                ========   ========   ========   ========   ======
          ----------------------------------------------------------------------------------------

          * Includes UA 406.50 million prepaid subsequent to the year-end, but prior to the issuance of these financial statements.

     Currency Composition and Type of Loans as at December 31, 2003 and 2002

     (Amounts in UA millions)                                      2003                2002
     --------------------------------------------------------------------------------------------
                                                             Amount       %      Amount       %
     --------------------------------------------------------------------------------------------
     Fixed Rate      Multi Currency    Euro                   177.34              224.28
                                       Japanese Yen           331.44              623.99
                                       Swiss Franc             62.03              134.85
                                       Pound Sterling           1.69                4.81
                                       US Dollar              418.52              726.61
                                       Others                  16.09               17.46
                                                            --------   ------   --------   ------
                                                            1,007.11    17.94   1,732.00    29.02
                                                            --------   ------   --------   ------

                     Single Currency   Euro                   456.98              221.54
                                       Japanese Yen           156.64                  --
                                       Swiss Franc             54.85                  --
                                       Pound Sterling           2.35                  --
                                       US Dollar              225.92              144.05
                                       South African Rand      11.37                9.32
                                       Others                   0.31                  --
                                                            --------   ------   --------   ------
                                                              908.42    16.19     374.91     6.28
                                                            --------   ------   --------   ------

     Floating Rate   Single Currency   Euro                   602.79              538.07
                                       South African Rand      70.95               46.29
                                       US Dollar              762.14              478.61
                                                            --------   ------   --------   ------
                                                            1,435.88    25.58   1,062.97    17.81
                                                            --------   ------   --------   ------

     Variable Rate   Multi Currency    Euro                   265.89              270.26
                                       Japanese Yen            81.76              107.85
                                       Swiss Franc              2.55                3.46
                                       US Dollar              249.66              306.77
                                       Others                   0.57                0.56
                                                            --------   ------   --------   ------
                                                              600.43    10.70     688.90    11.54
                                                            --------   ------   --------   ------

                     Single Currency   Euro                   577.63              617.75
                     Converted         Japanese Yen           329.49              412.69
                                       Swiss Franc             19.94               20.81
                                       US Dollar              733.27            1,057.53
                                       Others                   0.07                0.10
                                                            --------   ------   --------   ------
                                                            1,660.40    29.59   2,108.88    35.35
                                                            --------   ------   --------   ------
     Total                                                  5,612.24   100.00   5,967.66   100.00
                                                            ========   ======   ========   ======
     --------------------------------------------------------------------------------------------

          Summary of Currency Composition of Loans at December 31, 2003 and 2002

          (Amounts in UA millions)                2003                2002
          ----------------------------------------------------------------------
                                            Amount       %      Amount       %
          ----------------------------------------------------------------------

          Euro                             2,080.63    37.07   1,871.90    31.37
          Japanese Yen                       899.33    16.03   1,144.53    19.18
          Swiss Franc                        139.37     2.48     159.12     2.67
          Pound Sterling                       4.04     0.07       4.81     0.08
          US Dollar                        2,389.50    42.58   2,713.57    45.47
          South African Rand                  82.32     1.47      55.61     0.93
          Others                              17.05     0.30      18.12     0.30
                                           --------   ------   --------   ------
          Total                            5,612.24   100.00   5,967.66   100.00
                                           ========   ======   ========   ======
          ----------------------------------------------------------------------

          The distribution of outstanding loans at December 31, 2003 and 2002 by sector was as follows:

          (Amounts in UA millions)                 2003               2002
          ----------------------------------------------------------------------
                                              Amount      %     Amount      %
          ----------------------------------------------------------------------

          Finance                              985.06   17.55    769.13   12.89
          Multi-Sector                       1,512.48   26.95  1,903.74   31.90
          Communications                       188.17    3.35    190.03    3.18
          Power                                366.50    6.53    448.50    7.52
          Social                               197.46    3.52    203.68    3.41
          Transport                            769.17   13.71    777.31   13.03
          Agriculture & Rural Development      841.08   14.99    847.91   14.21
          Urban Development                      0.06      --        --      --
          Industry, Mining and Quarrying       365.90    6.52    392.71    6.58
          Water Supply and Sanitation          386.36    6.88    434.65    7.28
                                             --------  ------  --------  ------
          Total                              5,612.24  100.00  5,967.66  100.00
                                             ========  ======  ========  ======
          ----------------------------------------------------------------------

Note K - Equity Participations

     The Bank's participation in the equity of African Development Fund and other institutions was as follows:

     African Development Fund

     The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increase and General Replenishments.

     The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants, which reports to the Board of Governors made up of representatives of the State Participants and the ADB. The ADB exercises fifty percent (50%) of the voting powers in ADF and the President of the Bank is the ex-officio President of the Fund.

     To carry out its functions, the Fund utilizes the offices, staff, organization, services, and facilities of the Bank, for which it pays a management fee. The management fee paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, management fees incurred by ADF for the year ended December 31, 2003 amounted to UA
     101.66 million, representing 66.19 percent of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank. As at December 31, 2003, the Bank's subscriptions to ADF amounted to UA 111.74 million.

     Other Equity Participations

     As at December 31, 2003 and 2002, the cost and carrying values of the Bank's equity participation in other institutions (including private sector equity participations) were as follows:

     (UA thousands)
     ------------------------------------------------------------------------------------------
                                                                   Callable     Carrying Value
     Institutions                               Year Established    Capital      2003      2002
     ------------------------------------------------------------------------------------------
     Regional Development Banks :
        BDEAC                                               1975      2,332     1,555     1,411
        East African Development Bank                       1967         --     5,000     5,000
        P T A Bank                                          1985     10,000     5,000     5,000
        Afreximbank                                         1993     10,491     6,730     7,356
        BOAD                                                1973      1,944       648       588
        BDEGL                                               1980         --     1,946     1,946
                                                                     ------    ------    ------
                                                                     24,767    20,879    21,301
                                                                     ------    ------    ------
     Other :
        AIG Africa Infrastructure Fund                      1999     18,519    15,062    11,818
        K-REP Bank Limited                                  1997         --       684       719
        South Africa Infrastructure Fund                    1996      1,605     9,856     5,849
        Alexandria National Iron & Steel                    1993         --    10,269    15,306
        Acacia Fund Limited                                 1996         --       731     1,262
        Zimbabwe Development Bank                           1984         --         3        44
        Msele Nedventure Limited                            1995         --     1,216     1,022
        Zambia Venture Capital Fund                         1996         --     1,346     1,471
        Indian Ocean Regional Fund Limited                  1999        789     1,230     1,344
        Meridien BIAO SA                                    1991         --     5,047     5,516
        Africa - Re                                         1977         --       673       736
        Shelter Afrique                                     1982         --     3,365     3,678
        Development Bank of Zambia *                        1974         --        --        --
        National Development Bank of
           Sierra Leone *                                                --        --        --
                                                                     ------    ------    ------
                                                                     20,913    49,482    48,765
                                                                     ------    ------    ------
                                                                     45,680    70,361    70,066
     Less: Accumulated provision for equity losses                       --   (17,878)  (17,969)
                                                                     ------    ------    ------
     Net                                                             45,680    52,483    52,097
                                                                     ------    ------    ------
     ------------------------------------------------------------------------------------------

     * Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.

     The Bank performs periodic reviews of its equity investments in order to create specific provisions for those equity investments for which there is a significant and lasting decline in value.

     An analysis of the movement in accumulated provision for loss on equity participation is as follows:

     (UA thousands)                                               2003     2002
     ---------------------------------------------------------------------------

     Balance at January 1                                       17,969   18,918
     Provision for the year                                      1,993       --
     Net reversal of provision in the year                        (311)    (207)
     Translation Adjustment                                     (1,773)    (742)
                                                                ------   ------
     Balance at December 31                                     17,878   17,969
                                                                ------   ------
    ----------------------------------------------------------------------------
Note L - Fixed Assets

     (UA thousands)                                           2003                  2002
     -----------------------------------------------------------------------------------
                                        Acquisition    Accumulated   Net Book   Net Book
                                               Cost   Depreciation      Value      Value
     -----------------------------------------------------------------------------------
     Land                                       141             --        141        141
     Building and improvements               22,751         20,979      1,772        995
     Furniture, fixtures and fittings         5,897          3,088      2,809        498
     Equipment and motor vehicles            47,289         31,238     16,051     14,698
                                             ------         ------     ------     ------
     Total                                   76,078         55,305     20,773     16,332
                                             ------         ------     ------     ------
     -----------------------------------------------------------------------------------

Note M - Administrative Expenses

     Administrative expenses, including amounts incurred in connection with the temporary relocation in 2003 of the operations of the Bank Group to Tunis, Tunisia, were as follows:

     (UA thousands)                                               2003      2002
     ---------------------------------------------------------------------------
     Personnel expenses       Regular                           98,094    93,919
                              Temporary Relocation              21,309        --

     Other general expenses   Regular                           16,273    19,912
                              Temporary Relocation              12,391        --
                                                               -------   -------
     Total                                                     148,067   113,831
                                                               -------   -------
     ---------------------------------------------------------------------------

     The average numbers of staff included in personnel expenses for 2003 and 2002 were 1,192 and 1,259 respectively. The number of staff (regular and short term) at December 31, 2003 was 1,096 (2002: 1,288).

     To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-a-vis the UA, the Bank executed forward exchange transactions to hedge its administrative expenses. These transactions were entered into with a zero lock-in cost and are exercisable in 2004. The nominal value of the forward transactions executed as at 31 December, 2003 amounted to UA 67.00 million with a favorable market value of UA 0.21 million.

Note N - Management Fees

     Management fees, representing allocations of common administrative expenses to the African Development Fund and the Nigeria Trust Fund based on a predetermined formula, are summarized below:

     (UA thousands)                                               2003      2002
     ---------------------------------------------------------------------------

     African Development Fund (ADF)                            101,659    79,663
     Nigeria Trust Fund (NTF)                                    1,272     1,896
                                                               -------    ------
     Total                                                     102,931    81,559
                                                               -------    ------
     ---------------------------------------------------------------------------

Note O - Borrowings

     The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding. In addition to long- and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only.

     The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted.

     The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

     The Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank's Assets and Liability Management guidelines, which include the requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

     At December 31, 2003, borrowings with embedded callable options amounted to UA 409.62 million (2002: UA 585.44 million). These options can be exercised annually on interest payments dates from the time the bond is first callable until its maturity date.

     It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At December 31, 2003, total borrowing amounted to UA 5,778.38 million comprising senior debt and subordinated debt amounting to UA 5,054.56 million and UA 723.82 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8,532.00 million was 59.24 percent. Also at December 31, 2003 the ratio of total outstanding borrowings to the total callable capital of UA 19,382.77 million was 29.81 percent.

A summary of the Bank's borrowings portfolio at December 31, 2003 and 2002 follows:

Borrowings and Swaps at December 31, 2003

(Amounts in UA millions)

-------------------------------------------------------------------------------
                                                         Currency Swap
                       Direct Borrowings                 Agreements (a)
                  ---------------------------   -------------------------------
                             Wgtd.                             Wgtd.
                              Avg.                              Avg.
                              Cost    Average      Amount       Cost    Average
Currency                      (%)    Maturity      payable      (%)    Maturity
Rate Type          Amount     (b)     (Years)   (receivable)    (b)     (Years)
---------------   --------   -----   --------   ------------   -----   --------
Euro (c)
Fixed               259.15    6.50      2.8        145.04       8.71     15.7
                        --      --       --            --         --       --
Adjustable           64.79    3.77      3.4      1,970.61       1.76     11.2
                        --      --       --        (41.17)      0.59      3.3
                  --------   -----     ----     ---------       ----     ----
Sterling
Fixed                60.05   11.13      6.1            --         --       --
                        --      --       --        (60.05)      9.21      6.1
Adjustable              --      --       --            --         --       --
                        --      --       --            --         --       --
                  --------   -----     ----     ---------       ----     ----
Japanese Yen
Fixed             1,217.14    2.07      6.6            --         --       --
                        --      --       --       (320.35)      2.10      9.5
Adjustable          786.38    2.60     10.3            --         --       --
                        --      --       --     (1,101.02)      1.32     10.7
                  --------   -----     ----     ---------       ----     ----
US Dollar
Fixed             2,585.03    3.72      7.7            --         --       --
                        --      --       --       (370.13)      4.92      5.8
Adjustable            6.73    1.84      0.1      1,095.05       0.25     14.9
                        --      --       --       (671.64)      0.47      5.0
                  --------   -----     ----     ---------       ----     ----
Others
Fixed               887.49    1.54      8.0         53.42       2.92      2.3
                        --      --       --       (709.82)      1.42      8.9
Adjustable              --      --       --        114.67       2.29      6.4
                        --      --       --            --         --       --
                  --------   -----     ----     ---------       ----     ----
Total
Fixed             5,008.86    3.19      7.2        198.46       7.15     12.1
                        --      --       --     (1,460.35)      2.78      8.1
Adjustable          857.90    2.67      9.8      3,180.33       1.26     12.3
                        --      --       --     (1,813.83)      0.99      8.4
                  --------   -----     ----     ---------       ----     ----
Principal at
face value        5,866.76    3.11      7.7        104.61         --       --
Net unamortized
premium             (22.71)     --       --            --         --       --
                  --------   -----     ----     ---------       ----     ----
                  5,844.05      --       --        104.61         --       --
IAS 39
Adjustment          (65.67)     --       --         48.02(d)      --       --
                  --------   -----     ----     ---------       ----     ----
Total             5,778.38    3.11      7.7        152.63         --       --
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                           Interest Rate                      Net Currency
                               Swaps                          Obligations
                  -------------------------------   -------------------------------
                                 Wgtd.                             Wgtd.
                    Notional      Avg.                              Avg.
                     amount       Cost    Average      Amount       Cost    Average
Currency             payable      (%)    Maturity      payable      (%)    Maturity
Rate Type         (receivable)    (b)     (Years)   (receivable)    (b)     (Years)
---------------   ------------   -----   --------   ------------   -----   --------
Euro (c)
Fixed                199.16       2.60      4.6         603.35      5.74      6.5
                    (259.15)      6.50      4.6        (259.15)     6.50      4.6
Adjustable           321.27       3.92      3.0       2,356.67      2.11      9.9
                    (261.28)      1.05      4.3        (302.45)     0.99      4.2
                  ---------      -----      ---      ---------     -----     ----
Sterling
Fixed                    --         --       --          60.05     11.13      6.1
                     (60.05)     11.13      6.1        (120.10)    10.17      6.1
Adjustable            60.05       9.21      6.1          60.05      9.21      6.1
                         --         --       --             --        --       --
                  ---------      -----      ---      ---------     -----     ----
Japanese Yen
Fixed                252.25       4.64      4.3       1,469.39      2.55      6.2
                    (810.71)      1.80      5.1      (1,131.06)     1.88      6.3
Adjustable           880.70      (0.04)     7.1       1,667.08      1.30      8.7
                    (322.24)      0.52      8.1      (1,423.26)     1.14     10.1
                  ---------      -----      ---      ---------     -----     ----
US Dollar
Fixed             (1,134.55)      0.25      5.9       1,450.48      6.43      9.1
                         --         --       --        (370.13)     4.92      5.8
Adjustable         1,134.55       1.70      0.9       2,236.33      0.99      7.8
                         --         --       --        (671.64)     0.47      5.0
                  ---------      -----      ---      ---------     -----     ----
Others
Fixed                163.22       0.30      4.3       1,104.13      1.42      7.2
                    (173.35)      2.23      4.1        (883.17)     1.58      8.0
Adjustable            10.13      10.96      0.8         124.80      2.99      5.9
                         --         --       --             --        --       --
                  ---------      -----      ---      ---------     -----     ----
Total
Fixed               (519.92)     (2.80)     7.7       4,687.40      4.05      7.4
                  (1,303.26)      3.22      4.9      (2,763.61)     2.99      6.6
Adjustable         2,406.70       1.59      3.6       6,444.93      1.59      8.7
                    (583.52)      0.76      6.4      (2,397.35)     0.93      7.9
                  ---------      -----      ---      ---------     -----     ----
Principal at
face value               --         --       --       5,971.37      3.09       --
Net unamortized
premium                  --         --       --         (22.71)       --       --
                  ---------      -----      ---      ---------     -----     ----
                         --         --       --       5,948.66        --       --
IAS 39
Adjustment           (30.42)(d)     --       --         (48.07)       --       --
                  ---------      -----      ---      ---------     -----     ----
Total                (30.42)        --       --       5,900.59      3.09       --
-----------------------------------------------------------------------------------

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at December 31, 2003 was UA 5,384.79

a.   Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2003.

c. The Euro is an aggregation of all currency denominations in the European Monetary Union.

d. The net of UA 17.60 million is included in swaps receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at December 31, 2002

(Amounts in UA millions)

-------------------------------------------------------------------------------
                                                         Currency Swap
                        Direct Borrowings                Agreements (a)
                  ---------------------------   -------------------------------
                             Wgtd.                             Wgtd.
                              Avg.                              Avg.
                              Cost    Average      Amount       Cost    Average
Currency                      (%)    Maturity      payable      (%)    Maturity
Rate Type          Amount     (b)     (Years)   (receivable)    (b)     (Years)
---------------   --------   -----   --------   ------------   -----   --------
Euro (c)
Fixed               235.25    6.50      3.8            --         --       --
                        --      --       --            --         --       --
Adjustable           58.80    3.77      4.4      1,116.26       1.91     12.2
                        --      --       --        (37.37)      4.14      4.3
                  --------   -----     ----     ---------       ----     ----
Sterling
Fixed                59.28   11.13      7.1            --         --       --
                        --      --       --        (59.28)      9.67      0.2
Adjustable              --      --       --            --         --       --
                        --      --       --            --         --       --
                  --------   -----     ----     ---------       ----     ----
Japanese Yen
Fixed             1,134.19    2.38      9.0            --         --       --
                        --      --       --       (258.60)      0.52     10.5
Adjustable        1,043.32    3.03      6.7            --         --       --
                        --      --       --     (1,104.24)      2.01      5.8
                  --------   -----     ----     ---------       ----     ----
US Dollar
Fixed             1,874.41    7.63     10.4            --         --       --
                        --      --       --       (308.93)      3.09      3.9
Adjustable              --      --       --        620.69       1.49      6.0
                        --      --       --       (120.22)      0.60      4.4
                  --------   -----     ----     ---------       ----     ----
Others
Fixed                72.82    8.21      3.6         52.08       2.77      1.5
                        --      --       --        (60.23)      7.92      2.6
Adjustable              --      --       --        175.71       1.84      2.0
                        --      --       --            --         --       --
                  --------   -----     ----     ---------       ----     ----
Total
Fixed             3,375.95    5.86      9.3         52.08       2.77      1.5
                        --      --       --       (687.04)      2.14      5.9
Adjustable        1,102.12    3.07      6.6      1,912.66       1.77      9.3
                        --      --       --     (1,261.83)      1.94      5.6
                  --------   -----     ----     ---------       ----     ----
Principal at
face value        4,478.07    5.17      8.7         15.87         --       --
Net unamortized
premium             (27.35)     --       --            --         --       --
                  --------   -----     ----     ---------       ----     ----
                  4,450.72      --       --         15.87         --       --
IAS 39
Adjustment            4.32      --       --        (76.49)(d)     --       --
                  --------   -----     ----     ---------       ----     ----
Total             4,455.04    5.17      8.7        (60.62)        --       --
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
                           Interest Rate                      Net Currency
                               Swaps                          Obligations
                  -------------------------------   -------------------------------
                                 Wgtd.                             Wgtd.
                    Notional      Avg.                              Avg.
                     amount       Cost    Average      Amount       Cost    Average
Currency             payable      (%)    Maturity      payable      (%)    Maturity
Rate Type         (receivable)    (b)     (Years)   (receivable)    (b)     (Years)
---------------   ------------   -----   --------   ------------   -----   --------
Euro (c)
Fixed                234.45       5.02      4.3         469.70      5.76      4.0
                    (235.19)      6.50      4.3        (235.19)     6.50      4.3
Adjustable           293.99       3.92      4.0       1,469.05      2.39     10.2
                    (293.24)      2.88      4.3        (330.61)     3.02      4.3
                  ---------      -----      ---      ---------     -----     ----
Sterling
Fixed                    --         --       --          59.28     11.13      7.1
                     (59.28)     11.13      7.0        (118.56)    10.40      3.6
Adjustable            59.28      11.07      7.0          59.28     11.07      7.0
                         --         --       --             --        --       --
                  ---------      -----      ---      ---------     -----     ----
Japanese Yen
Fixed                246.28       4.64      5.3       1,380.47      2.78      8.3
                    (791.54)      1.05      6.1      (1,050.14)     0.92      7.2
Adjustable           921.45      (0.03)     7.6       1,964.77      1.59      7.1
                    (376.20)      0.71      8.3      (1,480.44)     1.68      6.4
                  ---------      -----      ---      ---------     -----     ----
US Dollar
Fixed                    --         --       --       1,874.41      7.63     10.4
                    (191.24)      2.95      1.9        (500.17)     3.04      3.1
Adjustable           191.24       1.70      1.9         811.93      1.54      5.0
                         --         --       --        (120.22)     0.60      4.4
                  ---------      -----      ---      ---------     -----     ----
Others
Fixed                    --         --       --         124.90      5.94      2.7
                      (8.51)     14.00      1.8         (68.74)     8.67      2.5
Adjustable             8.51      10.39      2.1         184.22      2.23      2.0
                         --         --       --             --        --       --
                  ---------      -----      ---      ---------     -----     ----
Total
Fixed                480.73       4.83      4.8       3,908.76      5.69      8.7
                  (1,285.76)      2.88      5.2      (1,972.80)     2.62      5.4
Adjustable         1,474.47       1.49      6.1       4,489.25      2.00      7.6
                    (669.44)      1.66      6.5      (1,931.27)     1.84      5.9
                  ---------      -----      ---      ---------     -----     ----
Principal at
face value               --         --       --       4,493.94      5.00       --
Net unamortized
premium                  --         --       --         (27.35)       --       --
                  ---------      -----      ---      ---------     -----     ----
                         --         --       --       4,466.59        --       --
IAS 39
Adjustment           (40.88)(d)     --       --        (113.05)       --       --
                  ---------      -----      ---      ---------     -----     ----
Total                (40.88)        --       --       4,353.54      5.00       --
-----------------------------------------------------------------------------------

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at December 31, 2002 was UA 4,910.17 million.

a.   Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at December 31, 2002.

c. The Euro is an aggregation of all currency denominations in the European Monetary Union.

d. The total of UA 117.37 million is included in swaps receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

The fair value of interest rate swaps on borrowings is included in the Balance Sheet under Accounts Receivable.

The maturity structure of outstanding borrowings as at December 31, 2003 is as follows:

(UA millions)

--------------------------------------------------------------------------------
Period                                           Ordinary   Callable      Total
------------------------------------             --------   --------   ---------
January 1, 2004 to December 31, 2004               486.92    282.94      769.86
January 1, 2005 to December 31, 2005               336.69     88.92      425.61
January 1, 2006 to December 31, 2006               259.36     97.11      356.47
January 1, 2007 to December 31, 2007               308.73      6.31      315.04
January 1, 2008 to December 31, 2008             1,082.00        --    1,082.00

January 1, 2009 to December 31, 2013               889.59        --      889.59
January 1, 2014 to December 31, 2018             1,230.29        --    1,230.29
January 1, 2019 to December 31, 2023               697.97        --      697.97
January 1, 2024 to December 31, 2028                68.38        --       68.38
January 1, 2029 to December 31, 2034                31.55        --       31.55
                                                 --------    ------    --------
Subtotal                                         5,391.48    475.28    5,866.76
Net unamortized premium                            (22.71)       --      (22.71)
IAS 39 adjustment                                      --    (65.67)     (65.67)
                                                 --------    ------    --------
Total                                            5,368.77    409.61    5,778.38
                                                 --------    ------    --------
--------------------------------------------------------------------------------

Unrealized net gains on non-trading derivatives

Unrealized net gains on non-trading derivatives included in income and expenses for the year ended December 31, 2003 and 2002 are as follows:

(UA thousands)

                                                               2003       2002
--------------------------------------------------------------------------------

Interest rate swaps on borrowings                             (11,724)   27,733
Cross currency swaps on borrowings                           (124,504)   25,865
Borrowings with embedded derivatives                           69,987     6,250
Interest rate swaps on loans                                    5,012   (22,643)
Embedded derivatives stripped off borrowings                    1,255        --
Hedging of net swap positions                                    (947)       --
                                                             --------   -------
Total                                                         (60,921)   37,205
                                                             ========   =======
--------------------------------------------------------------------------------

Note P - Net Currency Position at December 31, 2003

     (UA thousands)

--------------------------------------------------------------------------------------------------------------------------------
                                                            Japanese                                       Units of
                                    Euro       US Dollar       Yen      Sterling     Other     Sub-total    Account     Total
--------------------------------------------------------------------------------------------------------------------------------
ASSETS

Due from banks                         (366)       4,097       61,446     (1,874)     3,237       66,540         --       66,540
Demand obligations                       --           --           --         --      3,800        3,800         --        3,800
Investments - Trading (a)         1,027,075      958,467       28,042      9,822    135,995    2,159,401         --    2,159,401
Investments - Held-to-Maturity      645,790      696,280      138,656    361,864         --    1,842,590         --    1,842,590
Non negotiable instruments
   on account of capital                 --       41,809           --         --         --       41,809         --       41,809
Accounts receivable                  79,455       70,333       19,778      8,099     15,814      193,479     10,421      203,900
Loans                             1,908,186    2,188,345      824,231      3,699    216,478    5,140,939      2,211    5,143,150
Equity participation                    622       28,933           --         --     14,428       43,983    120,241      164,224
Other assets                            276          125           --         --      1,713        2,114     19,230       21,344
                                 ----------   ----------   ----------    -------   --------   ----------    -------   ----------
                                  3,661,038    3,988,389    1,072,153    381,610    391,465    9,494,655    152,103    9,646,758
                                 ----------   ----------   ----------    -------   --------   ----------    -------   ----------

LIABILITIES

Accounts payable                    (85,616)     (53,720)     (10,488)        --     (1,714)    (151,538)   (43,229)    (194,767)
Borrowings                         (323,169)  (2,575,479)  (2,001,164)   (56,752)  (887,488)  (5,844,052)    65,667   (5,778,385)
                                 ----------   ----------   ----------    -------   --------   ----------    -------   ----------
                                   (408,785)  (2,629,199)  (2,011,652)   (56,752)  (889,202)  (5,995,590)    22,438   (5,973,152)
                                 ----------   ----------   ----------    -------   --------   ----------    -------   ----------
Currency swaps on borrowings
   and related derivatives (b)   (2,074,476)     (53,284)   1,421,368     60,051    541,730     (104,611)   (17,600)    (122,211)
                                 ----------   ----------   ----------    -------   --------   ----------    -------   ----------
Currency position as at
   December 31, 2003              1,177,777    1,305,906      481,869    384,909     43,993    3,394,454    156,941    3,551,395
                                 ----------   ----------   ----------    -------   --------   ----------    -------   ----------

% of sub-total                        34.70        38.47        14.20      11.34       1.29       100.00
SDR Composition as at
   December 31, 2003                  36.17        38.79        13.23      11.81         --       100.00
                                 ==========   ==========   ==========    =======   ========   ==========

(a) Investments - Trading, comprise the following:

    Amount per balance sheet:
       Investments held for trading incl. Repos                       2,179,365
       Currency swaps receivable                                         39,726
       Currency swaps payable                                           (59,690)
                                                                      ---------
       Amount per statement of net currency position                  2,159,401
                                                                      =========

(b) Currency swaps on borrowings, net comprise the following:

    Amount per balance sheet:
       Currency swaps receivable                                        214,184
       Currency swaps payable                                          (336,395)
                                                                      ---------
       Net swaps on borrowings per statement of net currency
          position                                                     (122,211)
                                                                      =========

Note Q - Liquidity Position

     The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations while at the same time allowing the flexibility in deciding the appropriate time to access the capital markets. The Bank's liquidity policy requires that it holds liquid assets in a target zone, above the required prudential minimum level of liquidity (PML) and less than the operational level of liquidity (OLL). The PML is computed as the sum of the debt service payment for the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees, and the undisbursed equity investments. As an operational guideline, the OLL is computed as the prudential minimum level of liquidity (PML) plus 50 percent of the stock of undisbursed loans. The table below provides an analysis of assets, liabilities and members' equity into relevant maturity groupings based on the remaining period from the balance sheet date to contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, in the case of liabilities, the earliest possible repayment date is shown, while for assets, it is the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

     Liquidity position at December 31, 2003
     (UA thousands)

     --------------------------------------------------------------------------------------------------------------------------
                                              Over 1 year    Over 5 years   Over 10 years
                                Up to and   and up to and   and up to and   and up to and
                                including       including       including       including       Over     Maturity
                                  1 year*         5 years        10 years        15 years   15 years    undefined         Total
     --------------------------------------------------------------------------------------------------------------------------
     ASSETS

     Due from banks                66,540              --              --              --         --           --        66,540
     Demand obligations             3,800              --              --              --         --           --         3,800
     Amount receivable from
        currency swaps             44,268         118,469          46,178          31,435     13,560           --       253,910
     Investments - Trading      2,179,365              --              --              --         --           --     2,179,365
     Investments - Held-to-
        maturity                  346,290         773,210         723,090              --         --           --     1,842,590
     Non negotiable
        instruments on
        account of capital         13,371          20,201           8,237              --         --           --        41,809
     Accounts receivable          192,464          11,436              --              --         --           --       203,900
     Loans                      1,209,471       2,007,473       1,465,820         565,916    363,560           --     5,612,240
     Accumulated loan loss
        provision                      --              --              --              --         --     (469,090)     (469,090)
     Equity participation              --              --              --              --         --      164,224       164,224
     Other assets                     571              --              --              --         --       20,773        21,344
                               ----------      ----------       ---------      ----------   --------   ----------    ----------
                                4,056,140       2,930,789       2,243,325         597,351    377,120     (284,093)    9,920,632
                               ----------      ----------       ---------      ----------   --------   ----------    ----------

     LIABILITIES AND EQUITY

     Accounts payable            (194,767)             --              --              --         --           --      (194,767)
     Amounts payable for
        currency swaps           (118,475)       (145,613)        (32,146)        (57,406)   (42,445)          --      (396,085)
     Borrowings                  (769,860)     (2,179,120)       (889,590)     (1,230,290)  (797,890)      88,365**  (5,778,385)
     Equity                            --              --              --              --         --   (3,551,395)   (3,551,395)
                               ----------      ----------       ---------      ----------   --------   ----------    ----------
                               (1,083,102)     (2,324,733)       (921,736)     (1,287,696)  (840,335)  (3,463,030)   (9,920,632)
                               ----------      ----------       ---------      ----------   --------   ----------    ----------
     Liquidity position as
        at December 31, 2003    2,973,038         606,056       1,321,589        (690,345)  (463,215)  (3,747,123)           --
                               ==========      ==========       =========      ==========   ========   ==========    ==========

     * Includes UA406.50 million loan prepayment made after the year-end but prior to the issuance of these financial statements.

     ** Comprises issuance costs and IAS 39 adjustments on borrowings.

     Supplementary information
        Loans in chronic
        arrears (i.e. more than
        2 years in arrears)       270,610   108,350   78,170   6,060   --   --   463,190

Note R - Interest Rate Risk

     Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's dealing portfolio are assumed to reprice within the "Up to and including 1 year" category.

     Interest Rate Risk Position at December 31, 2003
     (UA thousands)

     ---------------------------------------------------------------------------------------------------------------------------
                                                 Over 1 year    Over 5 years   Over 10 years
                                   Up to and   and up to and   and up to and   and up to and
                                   including       including       including       including       Over    Maturity
                                      1 year         5 years        10 years        15 years   15 years   undefined        Total
     ---------------------------------------------------------------------------------------------------------------------------
     ASSETS
     Due from bank                    14,343              --              --              --         --      52,197       66,540
     Demand obligations                   --              --              --              --         --       3,800        3,800
     Investments - Trading (a)     2,159,401              --              --              --         --          --    2,159,401
     Investments - Held-to-
        Maturity                     210,561         645,166         943,691          13,460         --      29,712    1,842,590
     Non negotiable instruments
        on account of capital             --              --              --              --         --      41,809       41,809
     Accounts receivable                  --              --              --              --         --     203,900      203,900
     Loans                         2,798,617         975,816         575,686         423,917    838,204          --    5,612,240
     Accumulated loan loss
        provision                         --              --              --              --         --    (469,090)    (469,090)
     Equity participation                 --              --              --              --         --     164,224      164,224
     Other assets                         --              --              --              --         --      21,344       21,344
                                  ----------       ---------       ---------        --------   --------    --------   ----------
                                   5,182,922       1,620,982       1,519,377         437,377    838,204      47,896    9,646,758
                                  ----------       ---------       ---------        --------   --------    --------   ----------

     LIABILITIES
     Accounts payable                     --              --              --              --         --    (194,767)    (194,767)
     Borrowings (b & c)           (4,599,155)       (230,985)       (316,789)       (274,493)  (549,951)     70,777   (5,900,596)
                                  ----------       ---------       ---------        --------   --------    --------   ----------
                                  (4,599,155)       (230,985)       (316,789)       (274,493)  (549,951)   (123,990)  (6,095,363)
                                  ----------       ---------       ---------        --------   --------    --------   ----------
     Position of interest rate
        risk as at December 31,
        2003                         583,767       1,389,997       1,202,588         162,884    288,253     (76,094)   3,551,395
                                  ==========       =========       =========        ========   ========    ========   ==========

     (a) Investments - Trading comprise the following:

         Amount per balance sheet:
            Investments - trading                                     2,293,272
            Currency swaps receivable                                    39,726
            Currency swaps payable                                      (59,690)
            Securities sold under agreements to repurchase             (113,907)
                                                                      ---------
            Amount per statement of interest rate risk                2,159,401
                                                                      ---------

     (b) Borrowings comprise the following:

         Amount per balance sheet :
            Borrowings                                                5,778,385
            Currency swaps receivable                                  (214,184)
            Currency swaps payable                                      336,395
                                                                      ---------
            Net borrowings per statement of interest rate risk        5,900,596
                                                                      ---------

     (c) Non interest bearing funds included in borrowings

         comprise the following:
            Cross currency swaps - IAS 39 adjustment                    (48,015)
            Interest rate swaps - IAS 39 adjustment                      29,160
            IAS 39 adjustment of embedded derivatives on borrowings      65,668
            IAS 39 on embedded derivatives stripped off borrowings        1,255
            Issuance costs on borrowings                                 22,709
                                                                      ---------
                                                                         70,777
                                                                      ---------

Note S - Financial Risks

     In the normal course of its development banking business, the Bank may be exposed to the following types of financial risk:

     Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects. Potential losses from country credit risk are considered in the determination of the accumulated provision for loan losses. Such consideration of country credit risk has resulted in an increase in the accumulated provision for loan losses on the Bank's public sector loans from 5.50 percent at the end of 1999 to 8.35 percent by December 31, 2003.

     Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counterparty. The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

     Market Risks: Market risks encompass funding, liquidity, currency and interest and exchange rate risks. Such risks are managed through the pricing of loans and the Bank's overall asset and liability management practices. The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service payment of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and the undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service payment of the next year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50% of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's recent loans, has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities). Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market-based loan products, the Bank's net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (six-month LIBOR floating rate).

Note T - Grants

     The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with
     Article 11 of the Agreement Establishing the Bank, the accounts of these grants are kept separate from those of the Bank. The undisbursed balances of the grant resources at December 31, 2003 and 2002 comprised the following:

     (UA thousands)                                               2003     2002
     ---------------------------------------------------------------------------
     AMINA                                                          108    1,998
     AMTA/NAMTA                                                     131      267
     Belgium                                                      2,771    3,203
     Canada                                                         457      430
     China                                                           53       47
     Denmark                                                      1,307      642
     Finland                                                        279      104
     France                                                       3,208    2,846
     India                                                        1,643    1,924
     Italy                                                        2,367      625
     Korea                                                        1,453    1,585
     Nordic                                                       2,043    1,121
     The Netherlands                                              3,212    3,006
     Norway                                                       1,313    1,318
     Spain                                                          698      641
     Sweden                                                       2,244    2,683
     Switzerland                                                    295      287
     Others                                                          --       87
                                                                 ------   ------
     Total                                                       23,582   22,814
                                                                 ======   ======
     ---------------------------------------------------------------------------

Note U - Segment Reporting

     Other than the Private Sector lending operations, which at December 31, 2003 accounted for about 4 percent of the lending operations of the Bank and therefore considered to be insignificant to make a meaningful segment reporting, Management believes that the Bank has only one reportable segment, because it does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. With regards to loans made to, or guaranteed by member countries, given the nature of the Bank, the risk and return profiles are sufficiently similar among borrowers that the Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

Note V - Related Party Transactions

     The following related parties have been identified:

     The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members" respectively), subscriptions to the Capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governor appointed by each member of the Bank, who exercises the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Notes X and Y. The Board of Directors, which is constituted by eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such counties. Such loans are approved by the Board of Directors. Outstanding balances on loans granted to regional member countries are disclosed in Note W. Outstanding borrowings of the Bank are disclosed in Note O.

     In addition to its ordinary resources, the Bank pursuant to special arrangements may administer the resources of other entities. In this regard, the Bank administers the resources of the African Development Fund
     (ADF). Furthermore, the Bank administers, various special funds and trust funds which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the Nigeria Trust Fund (NTF) as well as multilateral and bilateral donor funds in the form of grants.

     The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50 percent of the voting power in ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays management fees, which are calculated annually on the basis of an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year. The Bank's investment in ADF is included in Equity Participation and disclosed in Note K. The (NTF) is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and, in this connection, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it pays management fees to the Bank. Management fees paid by both the ADF and NTF are disclosed in Note N. The Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of such grant funds are disclosed in Note T.

Note W - Summary of Loans as at December 31, 2003

(Amounts in UA thousands)

-----------------------------------------------------------------------------------------------------------
                                                         Unsigned                                      % of
                                                 Total      Loans   Undisbursed   Outstanding   Outstanding
Country                      No. of Loans*      Loans*     Amount       Balance       Balance         Loans
-----------------------------------------------------------------------------------------------------------
Algeria                                 21   1,004,486         --       240,619       763,867         13.61
Angola                                   4       6,499         --         1,822         4,677          0.08
Botswana                                11      37,841         --         1,069        36,772          0.66
Burkina Faso                             1         719         --            --           719          0.01
Burundi**                                4       6,600         --            --         6,600          0.12
Cameroon                                 8     140,793         --        40,939        99,854          1.78
Central African Republic**               1       2,430         --            --         2,430          0.04
Comoros**                                1       6,391         --            --         6,391          0.11
Congo**                                  9     127,462         --            --       127,462          2.27
Cote D'Ivoire**                         14     394,401         --        34,729       359,672          6.41
Dem. Rep. Congo** (a)                    7     346,684         --            --       346,684          6.18
Egypt                                    8     298,954         --        58,379       240,575          4.29
Eq. Guinea                               1         147         --            --           147          0.00
Ethiopia                                 8      83,252         --           249        83,003          1.48
Gabon                                   17     276,565         --        93,222       183,343          3.27
Ghana                                    5      45,976         --            --        45,976          0.82
Guinea                                   6      56,880         --           913        55,967          1.00
Kenya                                    4      28,902         --            --        28,902          0.51
Lesotho                                  2       4,373         --            --         4,373          0.08
Liberia**                               17      40,357         --            --        40,357          0.72
Madagascar                               4       1,728         --            --         1,728          0.03
Malawi                                   2      10,462         --            --        10,462          0.19
Mauritania                               2      43,459         --         8,522        34,937          0.62
Mauritius                                4      39,238      8,272        27,399         3,567          0.06
Morocco                                 18   1,301,705    182,739       523,282       595,683         10.61
Mozambique                               1         524         --            --           524          0.01
Namibia                                  4      62,485         --        32,071        30,415          0.54
Nigeria                                 15     583,583         --        91,809       491,773          8.76
Senegal                                  4      64,516         --            --        64,516          1.15
Seychelles**                             9      28,119         --         7,652        20,467          0.36
Somalia**                                3       3,753         --            --         3,753          0.07
South Africa                             3     227,664     67,296        28,532       131,836          2.35
Sudan**                                  5      58,505         --            --        58,505          1.04
Swaziland                                8     119,820     47,201        14,208        58,411          1.04
Tanzania                                 1       5,664         --            --         5,664          0.10
Tunisia                                 44   1,757,928    128,844       471,901     1,157,183         20.62
Uganda                                   1       3,533         --           155         3,378          0.06
Zambia                                   7      48,912         --           328        48,584          0.87
Zimbabwe**                              12     199,562         --         2,337       197,225          3.51
Multinational                            7      87,660     47,140        13,022        27,499          0.49
                                       ---   ---------    -------     ---------     ---------        ------
Total Public Sector                    303   7,558,532    481,492     1,693,159     5,383,880         95.93
Total Private Sector                    17     554,583    216,917       109,307       228,360          4.07
                                       ---   ---------    -------     ---------     ---------        ------
Total                                  320   8,113,115    698,409     1,802,466     5,612,240        100.00
                                       ===   =========    =======     =========     =========        ======
-----------------------------------------------------------------------------------------------------------

*    Excludes fully repaid loans and cancelled loans.

**   Country in non-accrual status as at December 31, 2003.

(a) Following the arrears clearance mechanism approved in June 2002, the total amount contractually due from DRC at December 31, 2003 was UA 702.18 million.

Slight differences may occur in totals due to rounding.

Note X - Statement of Subscriptions to the Capital Stock and Voting Powers as at 31 December, 2003

                             PRE - GCI - IV(3)                  GCI - IV(4)
                        --------------------------  -----------------------------------
                        Paid-up  Callable           Paid-up  Paid-in  Callable           Total (6)
   MEMBER STATES         share    shares    Total    shares   shares   shares    Total     shares
   -------------------  -------  --------  -------  -------  -------  --------  -------  ---------
 1 ALGERIA                4,493    31,451   35,944    4,022    3,927    28,155   32,082     68,025
 2 ANGOLA                 2,003    14,023   16,027      610      610     4,273    4,883     20,910
 3 BENIN                    201     1,405    1,606      236      236     1,652    1,888      3,494
 4 BOTSWANA               1,982    13,871   15,852    2,816    2,816    19,713   22,529     38,381
 5 BURKINA FASO             264     1,846    2,110      762      762     5,334    6,096      8,206
 6 BURUNDI                  419     2,932    3,351      228      228     1,594    1,822      5,172
 7 CAMEROON               1,346     9,422   10,768      816      790     5,713    6,503     17,271
 8 CAPE VERDE               138       966    1,104       71       71       497      568      1,672
 9 CENT.AFR.REP             102       714      816       29       29       206      235      1,051
10 CHAD                     139       975    1,114       66       66       461      527      1,641
11 COMOROS                   50       350      400       11        6        75       81        481
12 CONGO                    719     5,033    5,752      369      369     2,583    2,952      8,704
13 COTE D'IVOIRE          3,738    26,166   29,904    6,388    6,388    44,716   51,104     81,008
14 DEM.REP.CONGO          2,294    16,060   18,354      548      548     3,837    4,385     22,740
15 DJIBOUTI                 116       813      929       36       36       249      285      1,213
16 EGYPT                  7,610    53,270   60,880    3,895    3,895    27,265   31,160     92,040
17 EQ.GUINEA                 52       362      414      375      262     2,625    2,887      3,301
18 ERITREA                   --        --       --      358      358     2,504    2,862      2,862
19 ETHIOPIA               2,367    16,569   18,936    1,211    1,211     8,477    9,688     28,624
20 GABON                  1,373     9,611   10,984    2,030    1,847    14,215   16,062     27,045
21 GAMBIA                   193     1,351    1,544      169      143     1,179    1,322      2,866
22 GHANA                  2,921    20,447   23,368    1,871    1,793    13,092   14,885     38,253
23 GUINEA                   678     4,746    5,424      348      348     2,436    2,784      8,208
24 GUINEA BISSAU             75       525      600       --       --         0       --        600
25 KENYA                  2,158    15,106   17,264    1,104    1,104     7,728    8,832     26,096
26 LESOTHO                  226     1,582    1,808      116      116       812      928      2,736
27 LIBERIA                  422     2,954    3,376      107      107       748      855      4,231
28 LIBYA                  4,914    34,400   39,314    3,302    3,302    23,114   26,416     65,730
29 MADAGASCAR               964     6,748    7,712      493      493     3,451    3,944     11,656
30 MALAWI                   535     3,745    4,280      274      274     1,918    2,192      6,472
31 MALI                     150     1,052    1,202      853      853     5,971    6,824      8,026
32 MAURITANIA               119       835      954      522      522     3,654    4,176      5,130
33 MAURITIUS                959     6,713    7,672      491      491     3,437    3,928     11,600
34 MOROCCO                5,072    35,504   40,576    2,363    2,363    16,541   18,904     59,480
35 MOZAMBIQUE               935     6,547    7,482      481      481     3,367    3,848     11,330
36 NAMIBIA                   --        --       --      761      761     5,327    6,088      6,088
37 NIG ER                   691     4,835    5,526       --       --         0       --      5,526
38 NIGERIA               13,208    92,456  105,664    7,252    7,150    50,754   57,904    163,568
39 RWANDA                   204     1,426    1,630      102      102       711      813      2,443
40 SAO TOME & PRINCIPE      129       905    1,034       64       64       447      511      1,545
41 SENEGAL                1,523    10,659   12,182      780      780     5,460    6,240     18,422
42 SEYCHELLES               138       966    1,104       10       10        70       80      1,184
43 SIERRA LEONE             406     2,842    3,248      256      256     1,794    2,050      5,298
44 SOMALIA                  217     1,521    1,738       25       25       178      203      1,941

45 SOUTH AFRICA              --        --       --    4,721    4,171    33,044   37,215     37,218
46 SUDAN                    845     5,918    6,763      373      373     2,613    2,986      9,749
47 SWAZILAND                493     3,451    3,944      253      253     1,771    2,024      5,968
48 TANZANIA                 957     6,697    7,654      960      960     6,720    7,680     15,334
49 TOGO                     345     2,418    2,763       86       86       602      688      3,451
50 TUNISIA                2,075    14,525   16,600    1,062    1,062     7,434    8,496     25,096
51 UGANDA                   724     5,065    5,789      570      570     3,990    4,560     10,349
52 ZAMBIA                 2,905    20,334   23,239       --       --         0       --     23,239

53 ZIMBABWE               3,445    24,115   27,560    1,763    1,763    12,341   14,104     41,664
                         ------   -------  -------   ------   ------   -------  -------  ---------
   TOTAL REGIONALS       78,033   546,228  624,261   56,409   55,231   394,846  450,077  1,074,337
                         ------   -------  -------   ------   ------   -------  -------  ---------

                                     GCI - V(5)
                        -----------------------------------
                        Paid-up  Paid-in  Callable           Total (7)   % of    Callable    Paid-up     Amount     Amount
   MEMBER STATES         shares   shares   shares    Total     shares    Total    Capital    Capital      due        paid
   -------------------  -------  -------  --------  -------  ---------  ------  ----------  ---------  ---------  ---------
 1 ALGERIA                  903      442    14,154   14,596     82,621   3.831     737,600     88,620     88,620     88,630
 2 ANGOLA                   270      135     4,225    4,360     25,270   1.172     225,212     27,487     27,487     27,487
 3 BENIN                     45       45       706      751      4,245   0.197      37,633      4,817      4,817      4,817
 4 BOTSWANA                 495      247     7,757    8,004     46,385   2.151     413,405     50,445     50,445     50,450
 5 BURKINA FASO              80       13     1,243    1,256      9,462   0.439      84,231     10,388     10,388      9,903
 6 BURUNDI                   --       --        --       --      5,172   0.240      45,256      6,465      6,465      6,465
 7 CAMEROON                 214      214     3,355    3,569     20,840   0.966     184,901     23,488     23,488     23,497
 8 CAPE VERDE                --       --        --       --      1,672   0.078      14,630      2,090      2,090      2,090
 9 CENT.AFR.REP              --       --        --       --      1,051   0.049       9,198      1,315      1,315      1,217
10 CHAD                      --       --        --       --      1,641   0.076      14,360      2,052      2,052      2,052
11 COMOROS                   --       --        --       --        481   0.022       4,250        560        560        566
12 CONGO                     98       28     1,540    1,568     10,272   0.476      91,557     11,170     11,170     11,170
13 COTE D'IVOIRE             --       --        --       --     81,008   3.757     708,820    101,260    101,260     99,285
14 DEM.REP.CONGO             --       --        --       --     22,740   1.055     198,975     28,426     28,426     28,426
15 DJIBOUTI                  --       --        --       --      1,213   0.056      10,618      1,517      1,517      1,517
16 EGYPT                  1,187      593    18,602   19,195    111,235   5.158     991,370    120,980    120,980    120,985
17 EQ.GUINEA                  5        2        84       86      3,387   0.157      30,713      3,158      3,158      3,168
18 ERITREA                   --       --        --       --      2,862   0.133      25,040      3,580      3,580      2,506
19 ETHIOPIA                 369      184     5,785    5,969     34,593   1.604      08,310    37,6320     37,620      7,625
20 GABON                     --       --        --       --     27,045   1.254     238,255     32,197     32,197     29,485
21 GAMBIA                    31       22       483      505      3,371   0.156      30,130      3,580      3,580      3,596
22 GHANA                    519      242     8,127    8,369     46,622   2.162     416,661     49,549     49,549     49,569
23 GUINEA                    93       26     1,451    1,477      9,685   0.449      86,334     10,520     10,520     10,525
24 GUINEA BISSAU             --       --        --       --        600   0.028       5,250        750        750        750
25 KENYA                    337      168     5,274    5,442     31,538   1.463     281,080     34,300     34,300     34,305
26 LESOTHO                   35       17       553      570      3,306   0.153      29,470      3,590      3,590      3,598
27 LIBERIA                   --       --        --       --      4,231   0.196      37,017      5,287      5,287      5,287
28 LIBYA                    848      424    13,284   13,708     79,438   3.684     707,978     86,403     86,403     86,403
29 MADAGASCAR               150       75     2,356    2,431     14,087   0.653     125,550     15,320     15,320     15,320
30 MALAWI                    --       --        --       --      6,472   0.300      56,630      8,090      8,090      8,090
31 MALI                      91       39     1,418    1,457      9,483   0.440      84,411     10,415     10,415     10,417
32 MAURITANIA                --       --        --       --      5,130   0.238      44,888      6,411      6,411      4,427
33 MAURITIUS                150       75     2,344    2,419     14,019   0.650     124,940     15,250     15,250     15,250
34 MOROCCO                  767      767    12,021   12,788     72,268   3.351     640,660     82,020     82,020     82,020
35 MOZAMBIQUE               146       73     2,290    2,363     13,693   0.635     122,038     14,904     14,904     14,906
36 NAMIBIA                   79       39     1,230    1,269      7,357   0.341      65,570      8,000      8,000      8,005
37 NIG ER                    --       --        --       --      5,526   0.256      48,353      6,908      6,908      6,908
38 NIGERIA                2,056      891    32,199   33,090    196,658   9.120   1,754,094    212,490    212,490    212,502
39 RWANDA                    32       12       494      506      2,948   0.137      26,310      3,173      3,173      3,173
40 SAO TOME & PRINCIPE       --       --        --       --      1,545   0.072      13,521      1,931      1,931      1,864
41 SENEGAL                  238      119     3,723    3,842     22,264   1.032     198,423     24,218     24,218     24,218
42 SEYCHELLES                 2        2        38       40      1,224   0.057      10,739      1,501      1,501      1,501
43 SIERRA LEONE              --       --        --       --      5,298   0.246      46,361      6,624      6,624      6,624
44 SOMALIA                   --       --        --       --      1,941   0.090      16,986      2,427      2,427      2,427

45 SOUTH AFRICA           3,113    1,167    48,762   49,929     87,147   4.041     818,060     53,370     53,370     51,417
46 SUDAN                     --       --        --       --      9,749   0.452      85,313     12,187     12,187      9,875
47 SWAZILAND                 77       38     1,206    1,244      7,212   0.334      64,280      7,840      7,840      7,845
48 TANZANIA                 177       77     2,763    2,840     18,174   0.843     161,805     19,937     19,937     19,941
49 TOGO                      --       --        --       --      3,451   0.160      30,201      4,314      4,314      4,314
50 TUNISIA                  324      162     5,072    5,234     30,330   1.407     270,310     32,990     32,990     32,990
51 UGANDA                    80       13     1,247    1,260     11,608   0.538     103,015     13,063     13,063     13,066
52 ZAMBIA                   300      112     4,696    4,808     28,047   1.301     250,304     30,169     30,169     30,174

53 ZIMBABWE                 403       67     6,318    6,385     48,049   2.228      27,737    52,7450     52,750     52,751
                         ------    -----   -------  -------  ---------  ------  ----------  ---------  ---------  ---------
   TOTAL REGIONALS       13,714    6,530   214,800  221,330  1,295,667  60.086  11,558,747  1,397,916  1,397,916  1,385,397
                         ------    -----   -------  -------  ---------  ------  ----------  ---------  ---------  ---------

                          Amounts   Excess (2)  Number (1)  Voting
   MEMBER STATES        in arrears   payments    of Votes   powers
   -------------------  ----------  ----------  ----------  ------
 1 ALGERIA                      --          10      83,247   3.802
 2 ANGOLA                       --          --      25,895   1.183
 3 BENIN                        --          --       4,871   0.222
 4 BOTSWANA                     --           5      46,776   2.136
 5 BURKINA FASO                487           3       9,490   0.433
 6 BURUNDI                      --          --       5,797   0.265
 7 CAMEROON                     --           9      21,466   0.980
 8 CAPE VERDE                   --          --       2,297   0.105
 9 CENT.AFR.REP                 98          --       1,598   0.073
10 CHAD                         --          --       2,265   0.103
11 COMOROS                      --           6       1,106   0.051
12 CONGO                        --          --      10,663   0.487
13 COTE D'IVOIRE             1,975          --      80,053   3.656
14 DEM.REP.CONGO                --          --      23,365   1.067
15 DJIBOUTI                     --          --       1,838   0.084
16 EGYPT                        --           5     111,860   5.108
17 EQ.GUINEA                    --          10       4,013   0.183
18 ERITREA                   1,074          --       2,628   0.120
19 ETHIOPIA                     --          35      35,218   1.608
20 GABON                     2,722          10      24,206   1.105
21 GAMBIA                       --          16       3,954   0.181
22 GHANA                        --          20      47,248   2.158
23 GUINEA                       --           5      10,102   0.461
24 GUINEA BISSAU                --          --       1,225   0.056
25 KENYA                        --           5      32,163   1.469
26 LESOTHO                      --           8       3,931   0.180
27 LIBERIA                      --          --       4,855   0.222
28 LIBYA                        --          --      80,063   3.656
29 MADAGASCAR                   --          --      14,712   0.672
30 MALAWI                       --          --       7,097   0.324
31 MALI                         --           2      10,083   0.460
32 MAURITANIA                1,984          --       4,167   0.190
33 MAURITIUS                    --          --      14,644   0.669
34 MOROCCO                      --          --      72,894   3.329
35 MOZAMBIQUE                   --           2      14,318   0.654
36 NAMIBIA                      --           5       7,982   0.365
37 NIG ER                       --          --       6,151   0.281
38 NIGERIA                      --          12     197,282   9.009
39 RWANDA                       --          --       3,511   0.160
40 SAO TOME & PRINCIPE          71           4       2,113   0.096
41 SENEGAL                      --          --      22,889   1.045
42 SEYCHELLES                   --          --       1,845   0.084
43 SIERRA LEONE                 --          --       5,924   0.271
44 SOMALIA                      --          --       2,566   0.117

45 SOUTH AFRICA              1,975          22      85,793   3.918
46 SUDAN                     2,312          --       8,525   0.389
47 SWAZILAND                    --           5       7,837   0.358
48 TANZANIA                     --           3      18,796   0.858
49 TOGO                         --          --       4,077   0.186
50 TUNISIA                      --          --      30,955   1.414
51 UGANDA                       --           3      12,025   0.549
52 ZAMBIA                       --           5      28,085   1.283

53 ZIMBABWE                     --           1      47,622   2.175
                            ------         ---   ---------  ------
   TOTAL REGIONALS          12,698         178   1,314,085  60.009
                            ------         ---   ---------  ------

Note X - Statement of Subscriptions to the Capital Stock and Voting Powers as at 31 December, 2003

                       PRE - GCI - IV (3)                  GCI - IV (4)                         GCI - V (5)
                  --------------------------  -----------------------------------  -------------------------------------
                  Paid-up  Callable           Paid-up  Paid-in  Callable           Total (6)  Paid-up  Paid-in  Callable
 MEMBER STATES     share    shares    Total    shares   shares   shares    Total     shares    shares   shares   shares    Total
----------------  -------  --------  -------  -------  -------  --------  -------  ---------  -------  -------  --------  -------
TOTAL REGIONALS    78,033   546,228  624,261   56,409   55,231   394,846  450,077  1,074,337   13,714    6,530   214,800  221,330
----------------  -------   -------  -------   ------   ------   -------  -------  ---------   ------   ------   -------  -------
1 ARGENTINA           499     3,493    3,992       --       --        --       --      3,992      112       37     1,743    1,780

2 AUSTRIA             499     3,493    3,992      250      250     1,750    2,000      5,992      223      111     3,492    3,603

3 BELGIUM             718     5,026    5,744      359      359     2,513    2,872      8,616      321      160     5,021    5,181

4 BRAZIL              499     3,493    3,992      250      250     1,750    2,000      5,992      221      109     3,461    3,570

5 CANADA            4,200    29,400   33,600    2,100    2,100    14,700   16,800     50,400    1,875    1,171    29,373   30,544

6 CHINA             1,250     8,750   10,000      625      625     4,375    5,000     15,000      558      279     8,742    9,021

7 DENMARK           1,295     9,065   10,360      647      647     4,529    5,176     15,536      578      361     9,054    9,415

8 FINLAND             547     3,829    4,376      273      273     1,911    2,184      6,560      244      152     3,823    3,975

9 FRANCE            4,200    29,400   33,600    2,100    2,100    14,700   16,800     50,400    1,875    1,171    29,373   30,544

10 GERMANY          4,611    32,277   36,888    2,305    2,305    16,135   18,440     55,328    2,058    1,286    32,245   33,531

11 INDIA              250     1,750    2,000      125      125       875    1,000      3,000      112       56     1,748    1,804

12 ITALY            2,708    18,956   21,664    1,354    1,354     9,478   10,832     32,496    1,209      604    18,939   19,543

13 JAPAN            6,142    42,994   49,136    3,071    3,071    21,497   24,568     73,704    2,742    1,371    42,954   44,325

14 KOREA              499     3,493    3,992      250      250     1,750    2,000      5,992      223      111     3,492    3,603

15 KUWAIT             499     3,493    3,992      250      250     1,750    2,000      5,992      223      223     3,492    3,715

16 NETHERLANDS        853     5,971    6,824      426      426     2,982    3,408     10,232      381      381     5,963    6,344

17 NORWAY           1,295     9,065   10,360      647      647     4,529    5,176     15,536      578      360     9,054    9,414

18 PORTUGAL           252     1,764    2,016      126      126       882    1,008      3,024      113       56     1,763    1,819

19 SAUDI ARABIA       325     2,275    2,600       --       --        --       --      2,600       97       48     1,515    1,563

20 SPAIN              656     4,592    5,248      892      892     6,244    7,136     12,384      639      495    10,011   10,506

21 SWEDEN           1,728    12,096   13,824      864      864     6,048    6,912     20,736      771      385    12,085   12,470

22 SWITZERLAND      1,640    11,480   13,120      820      820     5,740    6,560     19,680      732      366    11,470   11,836

23 U.K.             1,881     5,643    7,524      940      940    14,100   15,040     22,564      839      419    13,151   13,570

24 U.S.A            7,455    22,365   29,820    3,727    3,727    55,905   59,632     89,452    3,328    1,687    52,132   53,819
                  -------   -------  -------   ------   ------   -------  -------  ---------   ------   ------   -------  -------
   TOTAL

   NON-REGIONALS   44,501   274,163  318,664   22,401   22,401   194,143  216,544    535,208   20,052   11,399   314,096  325,495
                  -------   -------  -------   ------   ------   -------  -------  ---------   ------   ------   -------  -------
   GRAND-TOTAL    122,534   820,391  942,925   78,810   77,632   588,989  666,621  1,609,545   33,766   17,929   528,896  546,825
                  =======   =======  =======   ======   ======   =======  =======  =========   ======   ======   =======  =======



                  Total (7)    % of    Callable    Paid-up     Amount     Amount     Amounts   Excess (2)  Number (1)   Voting
MEMBER STATES       shares    Total     Capital    Capital      due        paid    in arrears   payments   of Votes     powers
----------------  ---------   ------  ----------  ---------  ---------  ---------  ----------  ----------  ----------  -------
TOTAL REGIONALS   1,295,667   60.086  11,558,747  1,397,916  1,397,916  1,385,397    12,698        178      1,314,085   60.009
----------------  ---------  -------  ----------  ---------  ---------  ---------    ------        ---      ---------  -------
1 ARGENTINA           5,772    0.268      52,364      5,360      5,360      5,363        --          3          6,397    0.292

2 AUSTRIA             9,595    0.445      87,350      8,600      8,600      8,605        --          5         10,220    0.467

3 BELGIUM            13,797    0.640     125,600     12,370     12,370     12,375        --          5         14,422    0.659

4 BRAZIL              9,562    0.443      87,036      8,580      8,580      8,585        --          5         10,187    0.465

5 CANADA             80,944    3.754     734,730     74,710     74,710     74,719        --          9         81,570    3.725

6 CHINA              24,021    1.114     218,670     21,540     21,540     21,540        --         --         24,646    1.125

7 DENMARK            24,951    1.157     226,480     23,030     23,030     23,033        --          3         25,576    1.168

8 FINLAND            10,535    0.489      95,630      9,720      9,720      9,725        --          5         11,161    0.510

9 FRANCE             80,944    3.754     734,730     74,710     74,710     74,719        --          9         81,570    3.725

10 GERMANY           88,859    4.121     806,570     82,020     82,020     82,023        --          3         89,484    4.086

11 INDIA              4,804    0.223      43,730      4,310      4,310      4,310        --         --          5,429    0.248

12 ITALY             52,039    2.413     473,730     46,660     46,660     46,665        --          5         52,664    2.405

13 JAPAN            118,029    5.474   1,074,450    105,840    105,840    105,840        --         --        118,654    5.418

14 KOREA              9,595    0.445      87,350      8,600      8,600      8,605        --          5         10,220    0.467

15 KUWAIT             9,707    0.450      87,350      9,720      9,720      9,720        --         --         10,333    0.472

16 NETHERLANDS       16,576    0.769     149,160     16,600     16,600     16,600        --         --         17,202    0.786

17 NORWAY            24,950    1.157     226,480     23,030     23,030     23,033        --          3         25,576    1.168

18 PORTUGAL           4,843    0.225      44,090      4,340      4,340      4,345        --          5          5,468    0.250

19 SAUDI ARABIA       4,163    0.193      37,900      3,730      3,730      3,735        --          5          4,788    0.219

20 SPAIN             22,890    1.062     208,470     20,430     20,430     20,430        --         --         23,517    1.074

21 SWEDEN            33,206    1.540     302,290     29,770     29,770     29,775        --          5         33,831    1.545

22 SWITZERLAND       31,516    1.462     286,900     28,260     28,260     28,260        --         --         32,141    1.468

23 U.K.              36,134    1.676     328,940     32,400     32,400     32,405        --          5         36,759    1.679

24 U.S.A            143,271    6.644   1,304,020    128,690    128,690    128,695        --          5        143,896    6.571
                  ---------  -------  ----------  ---------  ---------  ---------    ------        ---      ---------  -------
   TOTAL

   NON-REGIONALS    860,703   39.914   7,824,020    783,021    783,021    783,105        --         85        875,711   39.991
                  ---------  -------  ----------  ---------  ---------  ---------    ------        ---      ---------  -------
   GRAND-TOTAL    2,156,370  100.000  19,382,767  2,180,937  2,180,937  2,168,502    12,698        263      2,189,796  100.000
                  =========  =======  ==========  =========  =========  =========    ======        ===      =========  =======

     NOTES:

     1. The Bank Agreement provides that each member shall have 625 votes in addition to one vote for each share subscribed by that member.

     2. Excess payments will be applied to future instalments.

     3. Pre-GCI-IV for Regional member states is made up of Initial, Voluntary, First General Increase, Second General Increase and Third General Increase of capital subscriptions. For Non-Regional member states, it refers to their initial capital subscription to the Bank. (The ratio of the paid-up to the callable capital is 1:7).

     4. The GCI-IV refers to the fourth capital increase. Shares are issued only upon payment of cash instalments or deposite of notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:7).

     5. The GCI-V refers to the fifth capital increase. Shares are issued only upon payment of cash instalments or deposite of demand notes. The difference between the Paid-up shares and the Paid-in shares corresponds to the shares to be issued on payment of subsequent instalments. (The ratio of the Paid-up to the Callable Capital is 1:15 2/3).

     6. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed and that of GCI-IV shares subscribed.

     7. "Total Shares" gives the sum of Pre-GCI-IV total shares subscribed, GCI-IV total shares subscribed and that of GCI-V shares subscribed.

     In conformity with the findings of the UN General Assembly, the Board of Directors agreed that the former Socialist Federal Republic of Yugoslavia
     (SFRY) no longer exist and hence no longer forms part of the Bank and the Fund. Consequently, its shareholding of UA 47.92 million (UA 41.93 million callable capital shares and UA 5.99 million paid-up shares) was frozen and the UA 5.99 million transferred to a suspense account, pending a final decision by the Board of Directors on how to dispose of them.

     In 2002, the Board of Directors approved a proposal to transfer the shares of SFRY as Treasury Shares, in accordance with Article 6(6) of the Bank Agreement and the Share Transfer Rule (STR), and to offer membership of the Bank to each of the successor states of the SFRY subject to their meeting specified conditions including the assumption pro rata of a portion of the contingent liabilities of Yugoslavia to the Bank as at 31 December 1992. If however, none of these states are accepted as members of the Bank, the shares of the former SFRY would be dealt with inaccordance with the STR and the resulting proceeds distributed pro rata to the successor states.

     Slight differences may occur in totals due to rounding.

Note Y - Supplementary Statement of Subscriptions to the Capital Stock as at 31 December, 2003

                                              AMOUNT DUE                                   AMOUNT PAID
                           --------------------------------------------   -------------------------------------------
                           Convertible     Local                          Convertible    Local
      MEMBER STATES          Currency    Currency   Notes *     Total       Currency    Currency    Notes     Total
------------------------   -----------   --------   -------   ---------   -----------   --------   ------   ---------
1    ALGERIA                   77,260       7,750     3,610      88,620       77,270      7,750     3,610      88,630
2    ANGOLA                    19,701       7,786         0      27,487       19,701      7,786         0      27,487
3    BENIN                      4,817           0         0       4,817        4,817          0         0       4,817
4    BOTSWANA                  38,730       9,383     2,333      50,445       38,735      9,383     2,333      50,450
5    BURKINA FASO               7,748         765     1,875      10,388        7,263        765     1,875       9,903
6    BURUNDI                    6,465           0         0       6,465        6,465          0         0       6,465
7    CAMEROON                  23,053           0       435      23,488       23,062          0       435      23,497
8    CAPE VERDE                 2,090           0         0       2,090        2,090          0         0       2,090
9    CENT.AFR.REP               1,315           0         0       1,315        1,217          0         0       1,217
10   CHAD                       2,052           0         0       2,052        2,052          0         0       2,052
11   COMOROS                      510           0        50         560          511          0        55         566
12   CONGO                     11,170           0         0      11,170       11,170          0         0      11,170
13   COTE D'IVOIRE             94,810           0     6,450     101,260       92,835          0     6,450      99,285
14   DEM.REP.CONGO             28,426           0         0      28,426       28,426          0         0      28,426
15   DJIBOUTI                   1,517           0         0       1,517        1,517          0         0       1,517
16   EGYPT                    120,980           0         0     120,980      120,985          0         0     120,985
17   EQ.GUINEA                  1,283           0     1,875       3,158        1,293          0     1,875       3,168
18   ERITREA                    3,580           0         0       3,580        2,506          0         0       2,506
19   ETHIOPIA                  37,620           0         0      37,620       37,625          0         0      37,625
20   GABON                     23,739       4,375     4,083      32,197       21,018      4,384     4,083      29,485
21   GAMBIA                     2,631         639       310       3,580        2,642        639       315       3,596
22   GHANA                     48,499           0     1,050      49,549       48,514          0     1,055      49,569
23   GUINEA                     8,360       2,160         0      10,520        8,365      2,160         0      10,525
24   GUINEA BISSAU                750           0         0         750          750          0         0         750
25   KENYA                     27,425       6,875         0      34,300       27,430      6,875         0      34,305
26   LESOTHO                    3,590           0         0       3,590        3,598          0         0       3,598
27   LIBERIA                    5,287           0         0       5,287        5,287          0         0       5,287
28   LIBYA                     66,648      19,755         0      86,403       66,648     19,755         0      86,403
29   MADAGASCAR                15,320           0         0      15,320       15,320          0         0      15,320
30   MALAWI                     8,090           0         0       8,090        8,090          0         0       8,090
31   MALI                       9,165           0     1,250      10,415        9,167          0     1,250      10,417
32   MAURITANIA                 5,999           0       412       6,411        4,015          0       412       4,427
33   MAURITIUS                 12,195       3,055         0      15,250       12,195      3,055         0      15,250
34   MOROCCO                   78,185           0     3,835      82,020       78,185          0     3,835      82,020
35   MOZAMBIQUE                14,904           0         0      14,904       14,906          0         0      14,906
36   NAMIBIA                    8,000           0         0       8,000        8,005          0         0       8,005
37   NIGER                      5,026       1,882         0       6,908        5,026      1,882         0       6,908
38   NIGERIA                  166,315      44,915     1,260     212,490      166,322     44,915     1,265     212,502
39   RWANDA                     3,173           0         0       3,173        3,173          0         0       3,173
40   SAO TOME & PRINCIPE        1,579         352         0       1,931        1,512        352         0       1,864
41   SENEGAL                   19,479       4,739         0      24,218       19,479      4,739         0      24,218
42   SEYCHELLES                 1,501           0         0       1,501        1,501          0         0       1,501
43   SIERRA LEONE               6,624           0         0       6,624        6,624          0         0       6,624
44   SOMALIA                    2,427           0         0       2,427        2,427          0         0       2,427
45   SOUTH AFRICA              37,665           0    15,705      53,370       35,712          0    15,705      51,417
46   SUDAN                     12,187           0         0      12,187        9,875          0         0       9,875
47   SWAZILAND                  7,840           0         0       7,840        7,845          0         0       7,845
48   TANZANIA                  19,937           0         0      19,937       19,941          0         0      19,941
49   TOGO                       4,314           0         0       4,314        4,314          0         0       4,314
50   TUNISIA                   32,990           0         0      32,990       32,990          0         0      32,990
51   UGANDA                    12,337         726         0      13,063       12,340        726         0      13,066
52   ZAMBIA                    30,169           0         0      30,169       30,174          0         0      30,174
53   ZIMBABWE                  52,750           0         0      52,750       52,751          0         0      52,751
                            ---------     -------    ------   ---------    ---------    -------    ------   ---------
     TOTAL REGIONALS        1,238,226     115,157    44,533   1,397,916    1,225,678    115,166    44,553   1,385,397
                            =========     =======    ======   =========    =========    =======    ======   =========

                                      AMOUNT IN ARREARS                          EXCESS PAYMENTS
                           ---------------------------------------   --------------------------------------
                           Convertible     Local                     Convertible     Local
      MEMBER STATES          Currency    Currency   Notes    Total     Currency    Currency   Notes   Total
------------------------   -----------   --------   -----   ------   -----------   --------   -----   -----
1    ALGERIA                       0         0        0          0        10           0         0      10
2    ANGOLA                        0         0        0          0        --           0         0      --
3    BENIN                         0         0        0          0        --           0         0      --
4    BOTSWANA                      0         0        0          0         5           0         0       5
5    BURKINA FASO                487         0        0        487         3           0         0       3
6    BURUNDI                       0         0        0          0        --           0         0      --
7    CAMEROON                      0         0        0          0         9           0         0       9
8    CAPE VERDE                    0         0        0          0        --           0         0      --
9    CENT.AFR.REP                 98         0        0         98        --           0         0      --
10   CHAD                          0         0        0          0        --           0         0      --
11   COMOROS                       0         0        0          0         1           0         5       6
12   CONGO                         0         0        0          0        --           0         0      --
13   COTE D'IVOIRE             1,975         0        0      1,975        --           0         0      --
14   DEM.REP.CONGO                 0         0        0          0        --           0         0      --
15   DJIBOUTI                      0         0        0          0        --           0         0      --
16   EGYPT                         0         0        0          0         5           0         0       5
17   EQ.GUINEA                     0         0        0          0        10           0         0      10
18   ERITREA                   1,074         0        0      1,074        --           0         0      --
19   ETHIOPIA                      0         0        0          0         5           0         0       5
20   GABON                     2,722         0        0      2,722         1           9         0      10
21   GAMBIA                        0         0        0          0        11           0         5      16
22   GHANA                         0         0        0          0        15           0         5      20
23   GUINEA                        0         0        0          0         5           0         0       5
24   GUINEA BISSAU                 0         0        0          0        --           0         0      --
25   KENYA                         0         0        0          0         5           0         0       5
26   LESOTHO                       0         0        0          0         8           0         0       8
27   LIBERIA                       0         0        0          0        --           0         0      --
28   LIBYA                         0         0        0          0        --           0         0      --
29   MADAGASCAR                    0         0        0          0        --           0         0      --
30   MALAWI                        0         0        0          0        --           0         0      --
31   MALI                          0         0        0          0         2           0         0       2
32   MAURITANIA                1,984         0        0      1,984        --           0         0      --
33   MAURITIUS                     0         0        0          0        --           0         0      --
34   MOROCCO                       0         0        0          0        --           0         0      --
35   MOZAMBIQUE                    0         0        0          0         2           0         0       2
36   NAMIBIA                       0         0        0          0         5           0         0       5
37   NIGER                         0         0        0          0        --           0         0      --
38   NIGERIA                       0         0        0          0         7           0         5      12
39   RWANDA                        0         0        0          0        --           0         0      --
40   SAO TOME & PRINCIPE          71         0        0         71         4           0         0       4
41   SENEGAL                       0         0        0          0        --           0         0      --
42   SEYCHELLES                    0         0        0          0        --           0         0      --
43   SIERRA LEONE                  0         0        0          0        --           0         0      --
44   SOMALIA                       0         0        0          0        --           0         0      --
45   SOUTH AFRICA              1,975         0        0      1,975        22           0         0      22
46   SUDAN                     2,312         0        0      2,312        --           0         0      --
47   SWAZILAND                     0         0        0          0         5           0         0       5
48   TANZANIA                      0         0        0          0         3           0         0       3
49   TOGO                          0         0        0          0        --           0         0      --
50   TUNISIA                       0         0        0          0        --           0         0      --
51   UGANDA                        0         0        0          0         3           0         0       3
52   ZAMBIA                        0         0        0          0         5           0         0       5
53   ZIMBABWE                      0         0        0          0         1           0         0       1
                              ------       ---      ---     ------       ---         ---       ---     ---
     TOTAL REGIONALS          12,698         0        0     12,698       149           9        20     178
                              ======       ===      ===     ======       ===         ===       ===     ===

Note Y - Supplementary Statement of Subscriptions to the Capital Stock as at 31 December, 2003

                                            AMOUNT DUE                                   AMOUNT PAID
                           --------------------------------------------   -------------------------------------------
                           Convertible     Local                          Convertible     Local
     MEMBER STATES           Currency    Currency   Notes *     Total       Currency    Currency    Notes     Total
     -------------------   -----------   --------   -------   ---------   -----------   --------   ------   ---------
     TOTAL REGIONALS         1,238,226    115,157    44,533   1,397,916     1,225,678    115,166   44,553   1,385,397
     -------------------     ---------    -------    ------   ---------     ---------    -------   ------   ---------
 1   ARGENTINA                   5,360          0         0       5,360         5,363          0        0       5,363
 2   AUSTRIA                     8,600          0         0       8,600         8,605          0        0       8,605
 3   BELGIUM                    12,370          0         0      12,370        12,375          0        0      12,375
 4   BRAZIL                      8,580          0         0       8,580         8,585          0        0       8,585
 5   CANADA                     74,710          0         0      74,710        74,719          0        0      74,719
 6   CHINA                      21,540          0         0      21,540        21,540          0        0      21,540
 7   DENMARK                    23,030          0         0      23,030        23,033          0        0      23,033
 8   FINLAND                     9,720          0         0       9,720         9,725          0        0       9,725
 9   FRANCE                     74,710          0         0      74,710        74,719          0        0      74,719
10   GERMANY                    82,020          0         0      82,020        82,023          0        0      82,023
11   INDIA                       4,310          0         0       4,310         4,310          0        0       4,310
12   ITALY                      46,660          0         0      46,660        46,665          0        0      46,665
13   JAPAN                     105,840          0         0     105,840       105,840          0        0     105,840
14   KOREA                       8,600          0         0       8,600         8,605          0        0       8,605
15   KUWAIT                      8,605          0     1,115       9,720         8,605          0    1,115       9,720
16   NETHERLANDS                15,171          0     1,429      16,600        15,171          0    1,429      16,600
17   NORWAY                     23,030          0         0      23,030        23,033          0        0      23,033
18   PORTUGAL                    4,340          0         0       4,340         4,345          0        0       4,345
19   SAUDI ARABIA                3,730          0         0       3,730         3,735          0        0       3,735
20   SPAIN                      16,011          0     4,419      20,430        16,011          0    4,419      20,430
21   SWEDEN                     29,770          0         0      29,770        29,775          0        0      29,775
22   SWITZERLAND                28,260          0         0      28,260        28,260          0        0      28,260
23   U.K.                       32,400          0         0      32,400        32,405          0        0      32,405
24   U.S.A                     128,690          0         0     128,690       128,695          0        0     128,695
                             ---------    -------    ------   ---------     ---------    -------   ------   ---------
     TOTAL NON-REGIONALS       776,058          0     6,963     783,021       776,142          0    6,963     783,105
                             ---------    -------    ------   ---------     ---------    -------   ------   ---------
     GRAND-TOTAL             2,014,284    115,157    51,496   2,180,937     2,001,820    115,166   51,516   2,168,502
                             =========    =======    ======   =========     =========    =======   ======   =========

                                      AMOUNT IN ARREARS                          EXCESS PAYMENTS
                           ---------------------------------------   --------------------------------------
                           Convertible     Local                     Convertible     Local
     MEMBER STATES           Currency    Currency   Notes    Total     Currency    Currency   Notes   Total
     -------------------   -----------   --------   -----   ------   -----------   --------   -----   -----
     TOTAL REGIONALS            12,698          0       0   12,698           149          9      20     178
     -------------------        ------        ---     ---   ------           ---        ---     ---     ---
 1   ARGENTINA                       0          0       0        0             3          0       0       3
 2   AUSTRIA                         0          0       0        0             5          0       0       5
 3   BELGIUM                         0          0       0        0             5          0       0       5
 4   BRAZIL                          0          0       0        0             5          0       0       5
 5   CANADA                          0          0       0        0             9          0       0       9
 6   CHINA                           0          0       0        0            --          0       0      --
 7   DENMARK                         0          0       0        0             3          0       0       3
 8   FINLAND                         0          0       0        0             5          0       0       5
 9   FRANCE                          0          0       0        0             9          0       0       9
10   GERMANY                         0          0       0        0             3          0       0       3
11   INDIA                           0          0       0        0            --          0       0      --
12   ITALY                           0          0       0        0             5          0       0       5
13   JAPAN                           0          0       0        0            --          0       0      --
14   KOREA                           0          0       0        0             5          0       0       5
15   KUWAIT                          0          0       0        0            --          0       0      --
16   NETHERLANDS                     0          0       0        0            --          0       0      --
17   NORWAY                          0          0       0        0             3          0       0       3
18   PORTUGAL                        0          0       0        0             5          0       0       5
19   SAUDI ARABIA                    0          0       0        0             5          0       0       5
20   SPAIN                           0          0       0        0            --          0       0      --
21   SWEDEN                          0          0       0        0             5          0       0       5
22   SWITZERLAND                     0          0       0        0            --          0       0      --
23   U.K.                            0          0       0        0             5          0       0       5
24   U.S.A                           0          0       0        0             5          0       0       5
                                ------        ---     ---   ------           ---        ---     ---     ---
     TOTAL NON-REGIONALS             0          0       0        0            85          0       0      85
                                ------        ---     ---   ------           ---        ---     ---     ---
     GRAND-TOTAL                12,698          0       0   12,698           234          9      20     263
                                ======        ===     ===   ======           ===        ===     ===     ===

     *NOTE:

     * The UA amount of non negotiable notes on the balance sheet is the revalued USD equivalent of outstanding balances converted at the fixed exchange rate of 1 UA = USD 1.20635. Slight difference may occur in total due to rounding


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                                       88

                              MEMBERSHIP OF FRANCE

     France became a member on 30 December 1983. At 31 December 2003, France had subscribed to 84,944 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 809,440,000, an amount of UA 734,730,000 was callable capital and UA 74,710,000 was paid-up capital.

     At 31 December 2003, France was entitled to cast 81,570 votes (3.725 per cent) of the total votes of all members. France is represented on the Bank's Board of Governors by Mr. Jean-Pierre JOUYET as Governor.

                              MEMBERSHIP OF GERMANY

     Germany became a member of the Bank on 18 February 1983. At 31 December 2003, Germany had subscribed to 88,859 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 888,590,000, an amount of UA 806,570,000 was callable capital and UA 82,020,000 was paid-up capital.

     At 31 December 2003, Germany was entitled to cast 89,484 votes (4.086 per cent) of the total votes of all members. Germany is represented on the Bank's Board of Governors by Ms. Uschi EID as Governor.

                               MEMBERSHIP OF JAPAN

     Japan became a member of the Bank on 3 December 1982. At 31 December 2003, Japan had subscribed to 118,029 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 1,180,290,000, an amount of UA 1,074,450,000 was callable capital and UA 105,840,000 was paid-up capital.

     At 31 December 2003, Japan was entitled to cast 118,654 votes (5.418 per cent) of the total votes of all members. Japan is represented on the Bank's Board of Governors by Mr. S. TANIGAKI as Governor.

                            MEMBERSHIP OF SWITZERLAND

     Switzerland became a member of the Bank on 30 December 1992. At 31 December 2003, Switzerland had subscribed to 31,516 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 315,160,000, an amount of UA 286,900,000 was callable capital and UA 28,260,000 was paid-up capital.

     At 31 December 2003, Switzerland was entitled to cast 32,141 votes (1.468 per cent) of the total votes of all members. Switzerland is represented on the Bank's Board of Governors by Ambassador Oscar KNAPP as Governor.

                        MEMBERSHIP OF THE UNITED KINGDOM

     The United Kingdom became a member of the Bank on 29 April 1983. At 31 December 2003, the United Kingdom had subscribed to 36,134 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of this subscription of UA 361,340,000, an amount of UA 328,940,000 was callable capital and UA 32,400,000 was paid-up capital.

     At 31 December 2003, the United Kingdom was entitled to cast 36,759 votes (1.679 per cent) of the total votes of all members. The United Kingdom is represented on the Bank's Board of Governors by Mr. Hilary BENN as Governor.

                   MEMBERSHIP OF THE UNITED STATES OF AMERICA

     The United States of America became a member of the Bank on 8 February 1983 pursuant to the African Development Bank Act.

     At 31 December 2002, pursuant to subscription letters, the United States had subscribed to 143,271 shares of the capital stock (par value UA 10,000 per share) of the Bank. Of the subscription of UA 1,432,710,000, an amount of UA 1,304,020,000 was callable capital and UA 128,690,000 was paid-up capital.

     The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

     At 31 December 2003, the United States was entitled to cast 143,896 votes (6.571 per cent) of the total votes of the members. The United States of America is represented on the Bank's Board of Governors by Mr. John W. SNOW as Governor.

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